Form 20-F
period 1998-02-28
SUNCOM TELECOMMUNICATIONS INC
filed 1998-09-18
CIK 790948

FORM 20-F

                      US SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

          |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended February 28, 1998

                                       OR

            |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________

                         Commission file number 0-14356

                         SUNCOM TELECOMMUNICATIONS INC.,
                                formerly known as

                       CAM-NET COMMUNICATIONS NETWORK INC.
             (Exact name of Registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                             290 - 171 Water Street,
                   Vancouver, British Columbia, Canada V6B 1A7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 66,460,297 common shares without par value as of September 1, 1998.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES |X| NO |_|.

Indicate by check mark which financial statement item the Registrant has elected to follow. ITEM 17 |_| ITEM 18 |X|.

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES |X| NO |_|.

                                    TABLE OF CONTENTS

                                                                            Page
                                                                            ----

GLOSSARY                                                                     iii

PART I                                                                        1

     Item 1.      Description of the Business                                 1

     Item 2.      Description of Property                                     18

     Item 3.      Legal Proceedings                                           19

     Item 4.      Control of the Company                                      26

     Item 5.      Nature of Trading Market                                    26

     Item 6.      Exchange Controls and Other Limitations
                  Affecting Security Holders                                  28

     Item 7.      Taxation                                                    29

     Item 8.      Selected Financial Data                                     31

     Item 9.      Management's Discussion and Analysis of
                  Financial Condition and Results of Operations               34

     Item 10.     Directors and Officers                                      46

     Item 11.     Compensation of Directors and Officers                      47

     Item 12.     Options to Purchase Securities                              50

     Item 13.     Interest of Management in Certain Transactions              50

PART II                                                                       51

     Item 14.     Description of Securities to be Registered                  51

PART III                                                                      51

     Item 15.     Defaults Upon Senior Securities                             51

     Item 16.     Changes in Securities and Changes in Security
                  for Registered Securities                                   51

PART IV                                                                       52

     Item 17.     Financial Statements                                        52

     Item 18.     Financial Statements                                        52

     Item 19.     Financial Statements & Exhibits                             53

EXHIBIT           Summary Reorganization Plan                                 89

SIGNATURE                                                                    101

GLOSSARY

The following terms are used in this Report:

Call Center                       A business that handles inbound/outbound
                                  telemarketing, customer and technical support, help desk services and other computer telephone applications.

Teleconstruction                  The business of installing the fiber optic
                                  network in order to install curb to home capabilities by the year 2010. It involves the installation of co-axial and copper wire, T1 lines and the construction of microwave and satellite relay towers.

PART I

ITEM 1 DESCRIPTION OF THE BUSINESS

THE COMPANY

SUNCOM Telecommunications, Inc. ("Suncom" or the "Company") was incorporated under the laws of the Province of British Columbia on January 29, 1982 under the name Thunder Oil & Gas Ltd. The Company's name was later changed to Thunder Explorations Ltd. on May 9, 1983. On April 22, 1985, the Company changed its name to CAM-NET Communications Network Inc. On February 1, 1991, the Company was continued under the Canada Business Corporations Act. Its head office is located at 290-171 Water Street, Vancouver, BC V6B 1A7. On August 1, 1997, the Company changed its name to SUNCOM Telecommunications, Inc.

The following subsidiaries (except where noted) were owned 100% directly or indirectly by the Company as of February 28, 1998:

Canadian Subsidiaries                        United States Subsidiaries
---------------------                        --------------------------

CAM-NET Communications Inc.(1)               CAM-NET Inc.
CAM-NET Telecommunications Inc.(1)           CAM-NET Holdings Inc.
Canadian-American Communications Inc.        CAM-NET Systems Inc.
Canadian Northstar Transmission Systems      Northstar Transmission Systems Inc.
  Ltd.                                       NorthNet Telecommunications Inc.
Preferred Telemanagement Inc.
CAM-NET Cellular Inc. (formerly Direct
  Advantage, Inc. and Invoice Reduction
  Services, Inc.)

(1) Both of these Canadian subsidiaries were sold on April 17, 1997. See "Company History - Sale of Operating Assets".

Unless the context otherwise indicates, as used in this document the "Company" and "Suncom" all refer to SUNCOM Telecommunications, Inc.

COMPANY

SUNCOM Telecommunications, Inc. ("SUNCOM" or the "Company"), formerly known as CAM-NET Communications Network, Inc., a former provider of long distance services in Canada and parts of the United States, has reorganized into a consolidator in the Call Center industry.

Through its wholly-owned subsidiary, NorthNet Telecommunications, Inc., an Illinois corporation, the Company operates one Call Center; which provides centralized billing, customer service and dispatch functions for cable companies in the US. The Call Center is capable of providing full service customer support, order entry, billing, fulfillment and collections to its customers. Although the Company currently provides services to a limited number of small cable companies, the Company intends to expand into other markets such as Internet Service Providers ("ISP"), Technical Help Desk Support, Property Management Services, Medical and Healthcare Products, Consumer Products and Direct Broadcast Satellite Services.

COMPANY HISTORY

Until its recent reorganization in the fiscal year ended February 28, 1998, Suncom was a telecommunications holding company with subsidiaries operating in both Canada and the United States. Through its subsidiaries, the Company provided comprehensive telecommunications services including long distance, local access, cellular and complete telemanagement services. The Company provided some or all of such services to commercial and residential customers in British Columbia, Alberta, Ontario, Quebec and the greater Chicago, Illinois area.

The Company commenced providing alternate long distance telecommunications services in 1986 upon the acquisition of all the issued and outstanding shares of CAM-NET Communications Inc., which had been providing alternate long distance telephone services since 1984. Prior to June, 1990, the Company was restricted to providing private line point-to-point long distance service, which is generally attractive only to high volume business customers, and to providing long distance service to business and residential customers placing calls to the United States. Service was facilitated through a switch owned by the Company in the State of Washington and was generally limited to customers in the metropolitan areas of Vancouver and Victoria, British Columbia. Customers accessed the Company's network by calling long distance through British Columbia Telephone Company ("BC Tel") to the Company's switch located south of the border in the State of Washington. The calls were then switched to facilities leased from various American carriers and the Company invoiced its customers directly.

Effective June, 1990, the Canadian Radio-Television Telecommunications Commission ("CRTC") permitted the Company and other non-facilities-based carriers to provide switched long distance voice services in the Provinces of British Columbia, Ontario and Quebec in competition with the long distance services provided by the telephone companies and other facilities-based carriers. Following the CRTC's decision (Decision 90-3), the Company located switches and ancillary equipment in Vancouver, British Columbia, Calgary, Alberta (in 1993), Toronto, Ontario and Montreal, Quebec and began providing alternate long distance telecommunications services to customers in British Columbia, Alberta (in 1993), Ontario and Quebec. This allowed the Company to expand its customer base and to increase the volume of calls it carried.

In 1993, the Company entered the American marketplace through the purchase of a 60% interest in Business Telecommunications Corp. ("BTC"). BTC provided large commercial clients with telecommunications services between Chicago, Illinois and Milwaukee, Wisconsin.

In July, 1994, the Company acquired Preferred Telemanagement Inc. ("Preferred"). With this acquisition, the Company acquired an operation under which Preferred assumed the customers' telephone number, thereby becoming the customer of record to the telephone company. This permitted Preferred to offer a wide range of telemanagement services in addition to long distance.

In October, 1995, the Company acquired Integrated Telemanagement Inc. ("ITI"), a Chicago, Illinois based telemanagement firm offering services similar to Preferred in the greater Chicago area. With this acquisition, the Company further diversified its operations into the United States and into the area of telemanagement. ITI had annual revenues of US $2.5 million during calendar 1995.

In January, 1996, the Company completed the acquisition of Direct Advantage Inc. and Invoice Reduction Services Inc. This wholly-owned subsidiary was subsequently renamed CAM-NET Cellular Inc. The CRTC had earlier directed Bell Mobility to provide Invoice Reduction Services Inc. with a Partner Plan contract having underlying discounted cellular services. In March, 1996, CAM-NET Cellular Inc. activated its first batch of cellular phones under this Partner Plan, thereby becoming Canada's first alternative telecommunications company reselling cellular services in Ontario and Quebec.

In April, 1996, the Company announced that it had entered into an agreement to merge with privately owned TeleHub Communications Corp. ("TeleHub"). TeleHub had developed a technology whereby its software, the Virtual Management, Billing and Control Platform ("VMBC"), was designed to route and direct voice, data and video communications over an Asynchronous Transfer Mode ("ATM") network. It was anticipated that a new US based holding company ("PubCo") would be formed to effect the merger transaction and PubCo would exchange its shares with the shareholders of TeleHub and the Company and succeed to the Company's NASDAQ listing.

On September 6, 1996, the Company entered into an agreement with TeleHub, separate from the merger agreement, whereby TeleHub agreed to design and implement for the Company a unique technological system of computer operated programs (the "System") which was to have provided the Company with the billing, customer service, customer accounting and network platform functions necessary for the Company to be competitive in the long distance industry. Under the terms of this Agreement, the Company was required to pay US $1,175,000 to TeleHub and an additional US $175,000 upon completion. The Company paid a total of US $1,350,000.

TeleHub never supplied the Company with the aforementioned technology and therefore the Company filed a Complaint for Breach of Contract in the US District Court for the Northern District of Illinois, Eastern Division. The Company sought repayment of the US

$1,350,000 from TeleHub and compensatory, consequential and incidental damages in excess of US $20 million and settled with TeleHub for US $450,000 in October of 1997 (see ITEM 3 - Legal Proceedings for more details).

In light of this dispute, the proposed merger between the Company and TeleHub was never consummated.

On November 27, 1996, the Company disposed of its interest in two wholly-owned subsidiaries, ITI and BTC, for cash consideration of US $350,000 and notes receivable totaling US $2 million subject to a reduction in the notes receivable if the net financing liabilities of ITI and BTC at the disposal date exceed US $1.6 million.

CCAA Filing

Although the Company represented 6.4% of the Canadian business market and 2.2% of the Canadian residential market, competitive pressures in the telecommunications industry, increasingly high technology costs and the lack of sufficient working capital eroded the Company's profitability.

Despite a number of cost cutting measures carried out in the late 1995 and early 1996, and changes in Management, the Company's ability to access the public and private markets in order to generate working capital was frustrated by the delisting of the Company in October of 1996. The negative publicity surrounding the delisting eroded the customer base and supplier confidence which put enough pressure on the working capital requirements of the Company that Management concluded that the Company should seek protection under the Companies' Creditors Arrangement Act ("CCAA"). On January 14 , 1997, the Company filed for and was granted court protection from its creditors under CCAA by the Court. Court protection was required to ensure that the Company's assets were kept intact during the reorganization process in order to allow the Company to carry on its business while formulating a restructuring plan. The accounting firm of KPMG was appointed by the Court as Monitor to oversee and to assist in the development of the Company's restructuring plans (the "Plan"). The creditors of the Company approved the Plan on July 31, 1997 and the Supreme Court of British Columbia sanctioned the Plan on August 7, 1997. The Company has implemented a majority of its obligations under the Plan, including, inter alia, the following:

      (a)   all proofs of claims of creditors have been settled;

      (b)   two dividends have been paid to all creditors;

      (c) Canadian securities regulators have approved of the distribution of securities to certain creditors; and

      (d)   securities have been delivered to certain creditors.

The remaining obligations of the Company under the Plan include, inter alia, the following:

      (a)   pursue viable lawsuit recoveries;

      (b)   distribute warrants and shares;

      (c) resolve the claim over the holdback in the Primus Transaction (as defined below); and

      (d) distribute dividends to creditors that arise from lawsuit recoveries, other holdback on the Primus Transaction or excess funds held in trust.

(See EXHIBIT 1.1 for further details on the Plan and its implementation by the Company. Also see ITEM 3 - Legal Proceedings for further details.)

Sale of Operating Assets

Shortly after filing for CCAA protection it became apparent to the Company that it would not be able to obtain sufficient new financing for its business operations early enough in the restructuring to permit it to continue to serve its customers. In order to preserve the value of its assets and yield the greatest return to its creditors, the Company determined it was in everyone's best interest to sell the Company's commercial and residential customer base for the best price. The Company sold its accounts receivable, capital assets, licences and acquired customer base to Primus Communications, Inc., Primus Telecommunications Canada Inc. and 336246 Canada Inc. ("Primus") for approximately CDN $6, 750,000 on April 8, 1997 with court approval (the "Primus Transaction"). Of the $6,750,000, $1,000,000 was a conditional payment to protect Primus against incorrect representations or warranties by the Company and its subsidiaries in relation to the accounts receivable and acquired customer base. The contingent payment was to be released 150 days after April 8, 1997 if Primus made no claim against it. However, Primus is disputing the entire amount of the holdback, whereas the Company believes the holdback should be released.

The Company also determined that there was inherent value in the significant tax losses accrued within the Company's affiliated groups as a result of business losses incurred during recent years. These losses would cease to have value over time and could not be readily used by the Company. On April 17, 1997 the Company sold all of the stock in Cam-Net Communications, Inc. and its interest in Cam-Net Telecommunications, Inc. to London Telecom Group Ltd. ("LTG") for cash proceeds of $3,070,000 (the "LTG Transaction"). After deducting commissions of $60,000, the Company realized a gain on the sale of $3,010,000. Additional contingent consideration will be receivable to the extent of 15% of Cam-Net Communication Inc.'s consolidated net income for each of the three fiscal year commencing after April 30, 1997. The first $500,000 of contingent consideration received will be payable to GT Communications Inc. ("GT") pursuant to the

Plan in the CCAA Proceeding. (See ITEM 3 - Legal Proceedings for further details)

Secured Creditor Settlements

The first step in implementing the Plan was to satisfy the secured creditors. At the CCAA filing date, AT&T held registered security against the Company and certain of its subsidiaries identified in the Plan (the "Companies") which was alleged to secure approximately CDN $2.8 million at the end of June, 1997. The Company questioned the validity of these claims and began negotiations with AT&T to resolve the disputed claims. On July 3, 1997, the Court approved a settlement for AT&T including payment of $1,822,725, issuance of 1,000,000 free trading shares of the Company and a warrant whereby they could acquire an additional 1,000,000 shares of the Company at CDN $1.00 per share.

GT alleged an equitable security interest against all of the assets of the Companies based upon agreements alleged to have been made by the Companies to grant such security to GT. GT claimed CDN $2.6 million. After extensive negotiations, the Court approved a settlement entitling GT to an immediate cash settlement of CDN $1.4 million and confirmation of a claim of CDN $500,000 as an unsecured creditor to be secured only against any contingent consideration arising from the LTG Transaction (see EXHIBIT 1.1).

Unsecured Creditor Settlements

On July 31, 1997, the creditors, and bondholders of the Companies met in Vancouver to vote on the Plan presented in EXHIBIT 1.1. The settlement called for all claimants to receive a proportionate amount of monies from the pool based on the claims and the total amount of claims filed. In addition, each creditor and bondholder will receive a Warrant for one share of stock for every $1 in monies owed to them (up to 13 million shares). The Plan was passed by all classes of creditors (see EXHIBIT 1.1).

Business Plan

Management has created a Business Plan which is intended to focus the new organization on two new core businesses: the Teleconstruction business and the Call Center business. These businesses both take advantage of the economies of scale and complement each other with diverse timing of cash flows generated. To facilitate the new corporate strategy, the Company has changed its name to SUNCOM Telecommunications, Inc.

Utilizing a corporate shell with a completely debt free balance sheet and approximately CDN $45 million in operating loss carry forwards, the Company is pursuing an acquisition and consolidation strategy involving two distinct business segments. The first is the Teleconstruction business. The Teleconstruction industry has been to grow into a US $400 billion industry between 1997 and 2005, although there is no assurance in this regard. The Company plans to consolidate several Teleconstruction companies with targeted yearly revenues ranging from US $500,000 to US $2 million. The Company's strategy is to provide a public vehicle for the acquisition of small Teleconstruction companies, cash flow management and financing capabilities for internal growth. Cash requirements for purchases of such companies are expected to be minimal. The companies purchased should be able to maintain internal growth rates of 20% per year, although there is no assurance in this regard. The Company will seek to acquire companies which management feels can sustain internal growth rates of 20% per year. Additional growth will be dependent on lease options for equipment, training of technical workers and cash flow financing. The Teleconstruction industry has an estimated growth of 8% to 12% after taxes. During the period ended February 28, 1998 the Company has not made an acquisition in the Teleconstruction industry but has put the pieces in place to capitalize on opportunities that present themselves. The Company has been part of several outstanding proposals under review and this is a business that is still very attractive to the Company.

The Company's second target business is Call Centers. On January 1, 1998 Suncom purchased its first Call Center in Indianapolis, Indiana; its specializes in providing billing, collections, customer service and cash management to cable companies (see ITEM 1 - Material Acquisitions). The Company intends to add operator capacity as the Call Center business which is being outsourced to the Company matures and expands. The Company also plans to acquire companies that provide inbound 800 services both for customer care and produced sales.

This industry generates more than US $80 billion in North America with after tax profit margins of between 7% and 10%, supporting estimated growth rates of 25%-40%. The Company has identified target industry sectors including ISPs, Technical Help Desk Support, Property Management Services and Direct Broadcast Satellite Services that the Company believes to be underdeveloped and will benefit from a Call Center which specializes in customer service and affiliated functions. The Company intends to provide highly specialized administrative, technical and clerical functions by combining customer care with computer automation, networking and data management. This will enable the Company's clients to concentrate their attention on marketing and growing their businesses while maintaining a high degree of customer care.

In the customer care area, the Company plans to acquire companies that have the ability to handle inbound technical calls such as help desk functions for ISPs. In the product sales area, the Company is interested in acquiring companies that process order entry and fulfillment but are also geared toward closing sales. The Company is engaged in active talks with prospective clients and several have indicated interest in entering into agreements with the Company. The Company is also involved in discussions concerning possible acquisitions of Call Centers in the United States and Canada.

To facilitate these two areas of consolidation, the Company plans to acquire companies for stock, providing working capital for growth, as well as bonding and marketing services for the expansion of the customer base. The capital requirements for the initial consolidation will be approximately US $4 million.

MATERIAL ACQUISITIONS

In November and December, 1992, the Company purchased all the outstanding shares in the capital of Network Teleconnect Ltd. ("Network Teleconnect"), Alldial Communications Inc. ("Alldial"), Telesolutions Corporation ("Telesolutions") and VisionTel Communications Inc. ("VisionTel") on an arm's length basis in four separate transactions. Network Teleconnect, Alldial and VisionTel were non-facilities-based carriers which provided alternate long distance telecommunications services similar to those provided by the Company, while Telesolutions, through its subsidiary Consumers Telephone Corporation, operated as an aggregator without its own network, aggregating traffic to take advantage of the bulk discount services offered by the telephone companies. All the customers of these acquired companies were served directly by CAM-NET Communications Inc. and CAM-NET Telecommunications Inc.

Network Teleconnect and Alldial

Network Teleconnect and Alldial were relatively small carriers which concentrated primarily on providing alternate long distance telecommunications services to small and medium sized business customers. Network Teleconnect commenced providing alternate long distance services in 1988 and operated in Toronto, Milton and Burlington, Ontario. As partial consideration for the purchase of the shares of Network Teleconnect, the Company agreed to issue up to 52,830 common shares to the vendors of Network Teleconnect, subject to certain off-set provisions and performance criteria. The Company has issued 27,197 shares to the vendors of Network Teleconnect which, after the reconciliation of all off-sets, finalized the consideration payment. Alldial commenced providing alternate long distance services in 1992 and operated in Sudbury, Ontario. As partial consideration for the purchase, the Company agreed to issue up to 10,415 common shares to the vendors of Alldial, subject to certain off-set provisions. The Company has issued 6,750 shares to the vendors of Alldial Communications, which, after the reconciliation of all offsets, finalized the consideration payment.

Telesolutions

Telesolutions, through its wholly-owned subsidiary, Consumer Telephone Corporation, concentrated on providing alternative long-distance telecommunication services to the residential market. Telesolutions commenced providing alternate long-distance services in 1992, and operated in Toronto and Ottawa, Ontario and Montreal, Quebec. In addition to shares issued to acquire shareholder loans, the Company initially issued 44,869 common shares as part of the acquisition price for the shares of Telesolutions, subject to the

Company being obliged to repurchase such shares in certain circumstances. Pursuant to that obligation the Company repurchased those shares on May 31, 1993, for CDN $673,000. The Company also agreed to issue additional shares to the former shareholders of Telesolutions, subject to certain off-set provisions and performance criteria. To date, the Company has issued 170,548 additional shares.

VisionTel

VisionTel was the largest of the companies acquired in 1992. VisionTel commenced providing alternative long-distance services in 1991, and provided such services to business customers in Toronto, Ottawa, Hamilton, London, Guelph, Sarnia and Barrie, Ontario, Montreal, Quebec, Vancouver and Victoria, British Columbia. As part of the purchase price for the shares of VisionTel, the Company agreed to issue to the former shareholder of VisionTel, subject to certain off-set provisions and performance criteria, up to 236,129 common shares. The purchase agreement governing the VisionTel acquisition required the Company's former auditors to prepare post-closing financial statements, as of December 9, 1992, and to deliver such statements to the parties within 60 days after the closing of the transaction. The fact that VisionTel's financial books and records were neither accurate nor up-to-date resulted in substantial delay in preparing the post-closing financial statements, which were ultimately delivered on June 24, 1993. Based on the information contained in the post-closing financial statements, the Company believed that a substantial reduction in the remaining consideration to be paid to the former shareholder of VisionTel was warranted. Based on that belief, the Company did not issue any additional share consideration to said former shareholder. In May, 1993, the former shareholder of VisionTel commenced legal proceedings against the Company in respect of this matter.

BTC

In August, 1993, the Company completed the acquisition of 60% of the shares of BTC in consideration for the issuance of 40,000 common shares at a deemed price of US $13.00 per share. Subject to the approval of the United States Federal Communications Commission, the Company may acquire the remaining outstanding BTC shares for nominal consideration. The Company has not sought such approval. BTC provides large US -based commercial customers with telecommunications services between Chicago, Illinois and Milwaukee, Wisconsin.

Preferral

Effective July 1, 1994, the Company acquired all the issued and outstanding share capital of Preferred for cash and shares totaling approximately CDN $3.0 million. Preferred had over 1,900 commercial customers in Ontario and Quebec representing more than CDN $500,000 in monthly charges and growing at approximately CDN $125,000 per month. Preferred had a marketing plan under which it assumed the customers' telephone numbers thereby becoming the customer to the telephone company. This permitted Preferred to offer a wide range of telemanagement services in addition to long distance. On July 7, 1995, the original Agreement with Preferred was amended resulting in the Company issuing an additional 192,432 shares of its common stock at their fair value of CDN $2.31 per share.

ITI

In October, 1995, the Company entered into a definitive agreement and acquired all of the issued and outstanding stock of ITI, a Chicago based privately held telemanagement firm offering services similar to the Company's telemanagement services in the greater Chicago, Illinois area. The consideration payable to the shareholders of ITI was five times monthly revenue measured in September, 1995, five times incremental monthly revenue measured in November, 1995, in excess of the September, 1995, revenue and three times monthly revenue in October, 1997, in excess of the November, 1995, revenue, all paid in the Company's common shares. The consideration is reduced in the event the gross profit margin of ITI for the six months ended December 31, 1995, is less than 32% or if ITI operations suffer a loss in such period. The amount will be increased if the gross profit margin is greater than 32% or in the event ITI has profits for the period. The consideration payable in 1997 is subject to similar adjustments for the two year period ending December 31, 1997. To date the Company has issued 1,241,912 common shares at US $1.64 per share to the former shareholders of ITI based on the foregoing calculations other than consideration payable in 1997 based on monthly revenues in October 1997.

IRS

In January, 1996, the Company entered into an agreement to acquire all of the issued and outstanding shares of Direct Advantage Inc. and Invoice Reduction Services Inc. ("IRS"). The principal asset held by IRS at that time was an agreement, entered into at the direction of the CRTC, requiring Bell Mobility to provide cellular mobile telephone service to IRS for resale by IRS. This service was to be provided by Bell Mobility at the rate of CDN $0.20 per minute until June 30, 1997. The consideration payable to the shareholders of IRS consisted of CDN $200,000 cash, 590,147 common shares of the Company at CDN $1.40 per share and 200,000 share purchase warrants exercisable at CDN $1.37 per share. These warrants have since expired.

NorthNet Telecommunications d.b.a. "NorthStar Telesolutions"

On January 1, 1998, Suncom purchased its first customer Call Center just outside of Indianapolis, Indiana for a US $105,000, 1 year note payable on December 31, 1998 or convertible into shares of common stock at a rate of US $0.10 per share. This Call Center is operated by NorthNet Telecommunications Inc., a wholly-owned subsidiary of the Company. The Call Center does business under the name of NorthStar Telesolutions.

NorthStar Telesolutions provides customer service, inbound/outbound telephone services, billing, collections, cash management, and dispatch services to small to mid sized cable companies. This target market has a very strong need to outsource customer support services which allows the companies to focus on growth and their core business strategies. Currently NorthStar Telesolutions services six cable companies spread across the U.S. and has started a national marketing campaign utilizing print, outbound telemarketing, trade shows, and brokers to increase the customer base.

Campbell Technologies

On May 11, 1998, the Company announced the signing of a lock-up agreement to conditionally acquire a stake in Campbell Technologies (CBTK) ("Campbell"), pursuant to a full blown takeover bid to be launched within 60 days. Campbell provides Internet services and e-commerce services with revenues of approximately CDN $2.5 million. The companies were to enter a due diligence period pending a tender offer. On May 19, 1998, the Company released Campbell from the lock-up agreement and withdrew its offer for Campbell's common stock. During the due diligence period differing valuation opinions surfaced making completion of a deal impossible.

Tricor

On May 27, 1998, Suncom announced it had signed an agreement to acquire Tricor Telemanagement Inc. ("Tricor"), a privately held provider of telecommunications consulting services to both the U.S. and Canada with annualized revenues of CDN $500,000. Under the agreement, the Company will be required to issue 1.2 million shares of common stock in three equal installments over a 12-month period in exchange for Tricor shares. This deal gives the Company the ability to offer the combined customer base of the two companies expert consulting and professional solution in the area of telecommunications. It will enable the Company to remain on the leading edge of industry technologies, services, and products. As of August 31, 1998 this deal was in the final stages of negotiations and is expected to close by November 30, 1998.

Telemetrix

On August 19, 1998, Suncom entered into an agreement (the "Telemetrix Agreement") which would result in a business combination of Suncom with Telemetrix Resource Group Inc., a Colorado corporation ("TRG"), Tracy Corporation II which does business as Western Total Communications, a Nebraska company ("WTC"), and Telemetrix Inc., a Nevada company ("Telemetrix"). The combination will result in shareholders of Suncom, TRG and WTC all having shares in Telemetrix whose shares are intended to trade initially on the OTC Bulletin Board with an application being made to NASDAQ. The Telemetrix Agreement contains the following general terms:

1. Suncom's shares will be exchanged for Telemetrix shares on a 1:1 basis and at a deemed price of $0.50 per share Suncom share;

2. Shares of TRG and WTC will be exchanged for 80% of the shares of Telemetrix, or 4 times the number of shares issued to Suncom shareholders; and

3. Mr. William W. Becker will become the Chairman, and Mr. Oz Pedde will become Chief Executive Officer.

Closing of the business combination is contingent upon a considerable number of conditions being met, including: satisfactory due diligence, satisfactory legal opinions about each of the companies and the tax consequences to their shareholders, Suncom receiving shareholder approval at a special meeting called to approve the transaction, a fairness opinion from a qualified third party, a valuation of the assets of TRG and WTC and British Columbia court approval of the transaction, among other conditions. There is no assurance that Telemetrix will be eligible or accepted for trading on NASDAQ. It is a condition of the transaction that the shareholders of Suncom receive freely tradable shares of Telemetrix in exchange for their Suncom shares.

Suncom will call a special meeting of its shareholders to approve the transaction. The notice of meeting will be accompanied by an information circular containing all relevant information with respect to the proposed business combination. The Special Meeting is expected to be held in December, 1998.

MATERIAL RISKS IN THE COMPANY'S BUSINESS

History of Losses

The Company has incurred losses since entering the alternate long distance telecommunications business. In the past three of the past four fiscal years, the Company has incurred net losses before extraordinary items of CDN $40,698,248 and CDN $48,540,250 for the periods ending February 28, 1997 and 1996 respectively. These losses were mainly incurred in operations which the Company no longer operates. For the period ended February 28, 1998, the Company showed a profit of CDN $24,535,877 as a result of the gain on forgiveness of debt. While this came to a net income of CDN $.50 per share, this is a one time profit not based on reoccurring revenue. While the Company feels confident that it can secure additional funds through a rights offering and successfully carry out its business plan, there can be no assurance that the Company will accomplish these tasks and return to profitability.

Working Capital and Liquidity

The Company currently has a working capital surplus of CDN $883,102 but has had significant working capital deficiencies in the past. As of February 28, 1997, the working capital deficiency was CDN $21,327,149. Furthermore, during each of the last three years the operations of the Company have produced negative cash flows. The Company has historically depended upon capital infusion from the issuance of long term debt and equity securities to provide cash needed to fund operations. The Company's ability to continue in business is dependent upon the Company's continued ability to obtain significant funding from external sources, initially from the proceeds of a private placement and then from debt and equity markets. There can be no assurances that the Company will be able to raise sufficient funds from these or other sources to execute the business plan set forth.

Dependence Upon Key Customers

The Company is dependent upon a limited number of customers for a substantial portion of its revenues. To date, the Company has acquired one Call Center in Indianapolis, Indiana, which currently services various cable companies. The loss of any of these customers would have a material, significant adverse impact upon the Company's revenues and prospects for profits but would not significantly impact working capital, liquidity or the long term viability of the company.. Each customer accounted for no less than 22% of total revenues for the year ended February 28, 1998. Each customer accounted for no less than 15.8% of total revenues for the 3 months ended May 31, 1998. Although the Company expects to expand its customer base, there can be no assurance that the Company will be successful and, if the customer base is expanded, that the Company will be able to retain its existing customers. Furthermore, an unexpected decline in sales to any of such customers could have a material adverse effect upon the Company. In addition, there are no firm contracts governing the Company's relationship with any of its customers. Accordingly, such business relationships could be terminated or curtailed at any time. The lack of firm contracts between the Company and its customers could have a material adverse impact on the Company's revenue. Although the Company intends to diversify out of the cable industry and is currently pursuing opportunities to acquire and consolidate additional Call Centers, there is no guarantee that the Company will be successful in its plans.

Competition

Many of the Company's competitors are substantially larger than the Company and have significantly greater financial resources and marketing capabilities than the Company, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their products and services better, faster and/or cheaper than the Company. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition. In addition, there can be no assurance that the Company will be able to compete successfully against its present or future competitors.

Dependence Upon Key Personnel

The loss of the services of any of the Company's management and other key employees, for any reason, may have a materially adverse effect on the prospects of the Company. The Company has entered into a month-to-month employment agreement with Dennis Sinclair, the president and CEO of the Company. As such, there is nothing preventing Dr. Sinclair from departing at any time from employment with the Company. Although the Company believes that the loss of Dr. Sinclair will not have a material adverse impact upon the Company, there can be no assurance in this regard, nor any assurance that the Company will be able to find a suitable replacement to Dr. Sinclair. Furthermore, the Company does not maintain "key man" life insurance on the lives of Dr. Sinclair or any other officer. To the extent that the services of any key employee of the Company become unavailable, the Company will be required to retain other qualified persons; however, there can be no assurance that it will be able to employ qualified persons upon acceptable terms.

The Company's business is labor intensive and places significant importance on its ability to recruit and retain technical and professional personnel. The success of the Company is therefore dependent upon its ability to identify, hire and retain additional qualified personnel, for whose services the Company will be in competition with other prospective employers, many of which may have significantly greater resources than the Company. Additionally, demand for qualified personnel conversant with certain technologies is intense and may outstrip supply as new and additional skills are required to keep pace with evolving computer technology. There can be no assurance that the Company will be able to hire and, if so, retain such additional qualified personnel. Failure to attract and retain such personnel could have a material adverse effect upon the Company.

Reliance upon Technology and Computer Systems

The Company's Call Center utilizes sophisticated and specialized telecommunications and computer technology, and has focused on the application of this technology to meet its clients' needs. The Company anticipates that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain its competitiveness. Significant capital expenditures may be required to keep its technology up to date. Investments in technology and future investments in upgrades and enhancements to software for such technology may not necessarily maintain the Company's competitiveness. The Company's future success will also depend in part on its ability to anticipate and develop information technology solutions which keep pace with evolving industry standards and changing client demands. In addition, the Company's business is highly dependent upon its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect upon the Company.

Dependence upon Trend Toward Outsourcing

The Company's business and growth depends in large part on the industry trend toward outsourcing information technology and administrative services. There can be no assurance that this trend will continue, as organizations may elect to perform such services in-house. The Company intends to alleviate its dependence upon Call Centers by diversifying into the Teleconstruction business, which the Company believes complement each other with diversity of scale. Nevertheless, a significant change in the direction of this trend toward outsourcing could have a material adverse effect on the Company.

Risk of Emergency Interruption of Call Center Operations

The Company's operations are dependent upon its ability to protect its Call Centers and its information databases against damage that may be caused by fire, power failure, telecommunications failures, unauthorized intrusion, computer viruses and other emergencies. The Company has taken precautions to protect itself and its customers from events that could interrupt delivery of the Company's services. These precautions include off-site storage of backup data, fire protection and physical security systems, backup power generators and a disaster recovery plan. The Company also maintains business interruption insurance in amounts the Company considers adequate. Notwithstanding such precautions, there can be no assurance that a fire, natural disaster, human error, equipment malfunction or inadequacy, or other event will not occur.

Uncertain Ability to Manage Growth

The Company's ability to achieve its planned growth is dependent upon a number of factors including, but not limited to, its ability to hire, train and assimilate management and other employees, the adequacy of the Company's financial resources, the Company's ability to identify and efficiently provide and perform such new products and services as the Company's customers may require in the future and its ability to adapt its own systems to accommodate its expanded operations. In addition, there can be no assurance that the

Company will be able to achieve its planned expansion or that it will be able to manage successfully such expanded operations. Failure to manage anticipated growth effectively and efficiently could have a material adverse effect on the Company.

Implementation of Acquisition Strategy

The Company has recently completed the acquisition of its first Call Center and intends to pursue other acquisitions, pursuant to its business plan. There can be no assurance that the Company will be able to consummate or, if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks which could have a material adverse effect on the Company, including: (i) diversion of management's attention to the assimilation of the business to be acquired; (ii) the risk that the acquired business will fail to maintain the quality of services that the Company has historically provided; (iii) the need to implement financial and other systems and add management resources; (iv) the risk that key employees of the acquired business will leave after the acquisition; (v) potential liabilities of the acquired business; (vi) unforeseen difficulties in the acquired operations;
(vii) adverse short-term effects on the Company's operating results; (viii) lack of success in assimilating or integrating the operations of acquired businesses with those of the Company; (ix) the dilutive effect of the issuance of additional equity securities; (x) the incurrence of additional debt; and (xi) the amortization of goodwill and other intangible assets involved in any acquisitions that are accounted for using the purchase method of accounting. There can be no assurance that the Company will successfully implement its acquisition strategy. Furthermore, there can be no assurance any acquisition will achieve levels of revenue and profitability or otherwise perform as expected, or be consummated on acceptable terms to enhance shareholder value. Recently, the Company announced that it has signed an agreement with a privately held provider of independent telecommunications consulting services to both US and Canadian clients. There can be no assurance that the acquisition will be consummated or, if consummated, will be successfully integrated into the Company. The second prong of the Company's business plan, the Teleconstruction industry, has not at this time been implemented. The Company is currently reviewing various companies for acquisition but has no arrangements or understanding with any party with respect to any further acquisitions. The Company, however, continues to monitor acquisition opportunities.

Rapid Technological Change

The market for information technology services is characterized by rapid technological advances, frequent new product introductions and enhancements, and changes in customer requirements. Although the Company believes that the Call Center hardware and software are sufficient for the present, it is believed that the Company's future success will depend in large part on its ability to service new products, platforms and rapidly changing technology. These factors will require the Company to provide adequately trained personnel to address the increasingly sophisticated, complex and evolving needs of its customers. The Company's ability to capitalize on future acquisitions in the Call Center industry will depend on its ability to (i) enhance such Call Centers' diagnostic software and successfully integrate such software into the Company's technical product support services, (ii) adapt such software to new hardware and operating system requirements and (iii) develop new diagnostic software products in an industry characterized by increasingly rapid product and technological obsolescence. Any failure by the Company to anticipate or respond rapidly to technological advances, new products and enhancements, or changes in customer requirements could have a material adverse effect on the Company.

Need for Additional Financing

The Company's ability to continue in business depends upon its continued ability to obtain financing. The Company may be required to raise additional funds through the sale of additional equity or debt securities and/or to obtain bank financing to finance the Company's continuing operations. If this additional capital were raised through borrowing or other debt financing, the Company would incur substantial additional interest expense. Sales of additional equity securities, through a traditional underwritten offering, would dilute, on a pro rata basis, the percentage ownership of all holders of common shares. There can be no assurance that any such financing would be available upon terms and conditions acceptable to the Company, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could have a material adverse effect upon the Company.

Year 2000

The Company is working to resolve the potential impact of the year 2000 caused by support vendors such as banks, credit card companies and processing facilities, and telephone companies. Any of these company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the Company's financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company.

ITEM 2 DESCRIPTION OF PROPERTY

The Company currently has three leased office locations to facilitate the reorganization process and fundraising activities:

      (a) The Company's executive office is located at 290 - 171 Water Street, Vancouver British Columbia, V6B 1A7. The office space is approximately 1,200 square feet and is leased on a month-to-month basis for a monthly base rent of $825.00.

      (b)   The Company has additional office space located at Suite 1000, 120

            North LaSalle, Chicago, Illinois, 60602. The office space is approximately 3,400 square feet and is leased on a yearly basis.

      (c) The Company, through its subsidiary NorthNet Telecommunications Inc., leases the Company's Call Center located in Greenwood, Indiana. This is approximately an 8,000 square foot facility.

ITEM 3 LEGAL PROCEEDINGS

GT COMMUNICATIONS INC. v. CAM-NET

The Company was named as a defendant in a lawsuit filed on May 19, 1993 (the "Lawsuit") by GT Communications Inc. (formerly named VisionTel Holdings, Inc.) ("GT") in the British Columbia Supreme Court which arose out of a share purchase agreement (the "VisionTel Agreement") dated December 9, 1992 among the Company, GT (then known as VisionTel Holdings Inc.), Edmond N. Chisel and Giorgio Alorra-Abbondi for the sale and purchase of the issued and outstanding shares of VisonTel Communications Inc. ("VisonTel"). GT alleged that the Company failed to meet its obligations as purchaser under the VisionTel Agreement by not delivering either certain payments of money or common shares at specified times. The Company claimed that it was prevented from making any such delivery because of certain breaches by GT of the VisionTel Agreement relating to representations and warranties concerning VisionTel's financial records. The Company filed a counterclaim against GT seeking damages allegedly caused by the aforementioned breaches by GT of the VisionTel Agreement. In September 1995, the parties agreed to adjourn the legal proceedings and the matter went to binding arbitration. In February 1996, the arbitrator ruled that the Company should pay GT an additional CDN $3.4 million plus interest.

Pursuant to the terms of an agreement dated March 21, 1996 (the "Settlement Agreement"), the Company and GT subsequently settled their dispute over consideration due under the VisionTel Agreement. The Company agreed to pay GT CDN $4 million in monthly installments of varying amounts extending into March 1997, plus interest at 16% per annum, compounded monthly. Under the terms of the Settlement Agreement, CDN $100,000 of the indebtedness was payable in cash and the balance was payable in cash or in common shares of the Company, at the option of the Company, with a market value equal to the cash payments due, provided the proceeds from the resale of such shares equal to a certain set amount (the "Fixed Amount"). If the proceeds were less than the Fixed Amount, the Company was to pay to GT the difference between the amount of the proceeds and the Fixed Amount, thereby guaranteeing that GT will receive an aggregate of approximately CDN $3.9 million from the resale of such shares.

After filing for CCAA protection, the Company settled GT's claim on the following basis:

      (a)   an immediate cash payment to GT of CDN $1,400,000; and

      (b) confirmation of a claim under the CCAA proceedings of CDN $500,000, with no right to receive dividends or warrants under the Plan, to be secured only against the LTG contingent payment, with a proxy granted to GT in favor of the Company in relation to the Claim.

See EXHIBIT 1.1 for further information.

WILLIAM PRATT v. CAM-NET

A civil action was filed on or about August 27, 1993 in the Los Angeles Superior Court by William Pratt against several defendants, including the Company, seeking monetary damages in the amount of approximately US $577,000. In his complaint, Mr. Pratt alleges several causes of action with respect to the financing and support of a race car for one season, including breach of contract and other related causes of action. Mr. Pratt obtained an entry of default against the defendants on November 16, 1993. A hearing was held on the Company's motion to vacate default on August 5, 1994. The Superior Court denied the Company's motion. Petitions by the Company to the Appellate Court and the State Supreme Court have been unsuccessful. Claims of US $577,000 were made by the Company and disallowed by the Courts. A Proof of Claim in the amount of CDN $250,000 was settled in the CCAA Proceeding and Mr. Pratt will now form part of the CNC/CNT General Creditors and will receive a pro-rated portion of the CDN $250,000 through dividend payments from the CNC/CNT Pool. (See EXHIBIT 1.1 for further details.)

FEENEY V. CAM-NET/DELINKO v. CAM-NET

The Company and certain present and former officers and directors of the Company have been named as defendants in two class action complaints filed in the United States District Court for the Eastern District of Pennsylvania (the "Court"), James J. Feeney v. Cam-Net Communications Network Inc., et al. (Case #94-CV-6431) and Jeff Delinko v. Cam-Net Communications Network, Inc., et al., (Case #95-593). The Feeney action names Daryl Buerge, Robert Moore and Michael Gilley as additional defendants and was filed on October 2, 1994 and served upon the Company in December, 1994. The Delinko action names these individuals and Jamie Stallwood, a former vice president of the Company as additional defendants and was filed on February 1, 1995 but has not been served upon the Company. Both actions seek damages for purchasers of the Company's common stock for specified periods and allege that the Company made certain misleading statements or omissions in violation of Section 10(b) and Rule 10b-5 under the Securities Exchange Act of 1934 which inflated the price of the common stock during the class period. The Feeney and Delinko actions seek damages for purchasers of common stock from August 7, 1993 to February 15, 1994 and from July 7, 1993 to July 28, 1994, respectively.

The Plaintiffs and the Company entered into a Stipulation and Agreement of Compromise and Settlement (the "Settlement") which was approved by the Court pursuant to the terms of a Final Judgment and Order of Dismissal of Actions dated as of May 14, 1996. The Settlement released the Company and all other defendants from liability to all purchasers of common stock of the Company from July 7, 1993 through and including September 2, 1994, unless the purchaser validly and timely requested to be excluded from the Settlement Class. The holders of a total of 2300 shares of common stock opted out of the Settlement Class. The Settlement provided for the payment by the Company of expenses of the settlement in an amount up to US $175,000 and the issuance of the Company's common stock in the amount of US $2,225,000. A Proof of Claim in the amount of CDN $1,250,000 was settled in the CCAA Proceeding and the Plaintiffs will now form part of the CNC/CNT General Creditors and will receive a pro-rated portion of the CDN $1,250,000 through dividend payments from the CNC/CNT Pool. (See EXHIBIT 1.1 for further details.)

CAM-NET v. AMERICAN BUILDING MAINTENANCE

During the last fiscal year, the Company settled the action brought against American Building Maintenance Co. in the Superior Court for King County, Washington. Pursuant to the settlement, the Company received US $75,000 cash.

CAM-NET v. LES ACHETEURS MUTUELS INTERNATIONAL INC.

During the last fiscal year Les Acheteurs Mutuels International Inc. ("LAMI") abandoned the arbitration they commenced against the Company, its Quebec subsidiary and various of the Company's officers and directors.

CAM-NET v. GLOBAL TELEMEDIA INTERNATIONAL, INC.

On July 17, 1996, the Company entered into a non-binding letter of intent (the "Letter") with Global Telemedia International, Inc. ("Global"), a Florida corporation which offers a wide variety of discounted telecommunications services. Pursuant to the terms and conditions of the Letter, the Company would acquire all of the issued and outstanding shares of Global for an aggregate maximum consideration of CDN $5.00 per common share payable pursuant to a formula set forth in the Letter. The transaction was subject to certain conditions, including (without limitation) due diligence examination of Global, approval by the shareholders of the Company and approval of the Board of Directors of both parties, and negotiation and execution of a definitive Purchase and Sale Agreement. In addition, the Letter provides that, regardless of the closing of the proposed transaction described therein, with respect to US $250,000 which has been advanced by the Company to Global as evidenced by promissory notes in such aggregate principal amount (the "Notes"), the Company shall have the right to (i) call the Notes and receive payment therefor within 30 business days; (ii) convert the Notes to the exclusive right to Global software used to manage Vision 21 for the Canadian market place; or (iii) convert the Notes to equity in Global.

The Company commercial action against Global in the US District Court for the Northern District of Georgia, to collect monies due from Global to the Company under the Notes. The Company was successful at trial obtaining an award of US $450,000 but does not expect that it will be able to collect on the judgment against Global because of Global's lack of assets.

CAM-NET v. TELEHUB COMMUNICATIONS CORP.

This action was initiated by the Company against TeleHub in 1997 to recover damages arising from a breach of a contract by which TeleHub was to create a billing software technology for the Company. The Company claimed in excess of US $1.5 million in damages. TeleHub filed a counter claim seeking a declaration from the court that the contract is void and for damages allegedly arising from Cam-Net's own breach. The action was commenced in the US District Court for the Northern District of Illinois. The Company settled this action for US $450,000 in October of 1997. (See ITEM 1 - Company History for further details about TeleHub)

CAM-NET v. VANCOUVER TELEPHONE COMPANY LTD.

Vancouver Telephone Company Ltd. ("VanTel") is a former customer of the Company who has refused to pay outstanding invoices totaling approximately US $500,000. The Company commenced a lawsuit in November 1996 in the Supreme Court of British Columbia (Vancouver Registry) seeking payment of the monies. VanTel raised the defenses that the Company: (a) failed to provide contractual services to VanTel in a manner and of a quality required by VanTel; (b) unilaterally terminated the contract between the Company and VanTel without adequate notice or proper cause; and (c) failed to give proper notice of price increases to VanTel. VanTel brought a counterclaim as against the Company, in January 1997, alleging damages in the form of higher rates and less favorable payment terms and loss of business as a result of the Company's actions. The action is proceeding to a summary trial scheduled for September 24, 1998.

CAM-NET v. PACIFIC GATEWAY EXCHANGE

Pacific Gateway Exchange is a former customer of the Company who has refused to pay outstanding invoices totaling approximately US $100,000. No action has been undertaken at this date, but is expected in the near future.

CAM-NET v. COMMSEN COMMUNICATIONS INC.

The Company has made a claim against Commsen Communications Inc. ("Commsen") in the amount of $400,000 with Commsen advancing a counterclaim for $250,000. The Company commenced the action in the Ontario Supreme Court.

SUNCOM v. BELL CANADA

The Company has recovered US $100,000 in a disputed Proof of Claim process in the CCAA proceeding. The monies will form part of the CNC/CNT Pool for distribution as a dividend to CNC/CNT General Creditors. See EXHIBIT 1.1 for further details.

SUNCOM v. BC TEL

The Company has recovered CDN $17,500 in a disputed Proof of Claim process in the CCAA proceeding. The monies will be paid to the Company directly, with the exception of CDN $1,050 which will form part of the CNC/CNT Pool for distribution as a dividend to CNC/CNT General Creditors.

CCAA PROCEEDING

The following is a general review of the significant events in the CCAA Proceeding. (See EXHIBIT 1.1 for complete details):

o CDN $6,550,772 of the CDN $6,750,000 received from the Primus Transaction and approximately CDN $3,000,000 received from the LTG Transaction were paid into a trust account. CDN $1,000,000 of the CDN $6,550,772 received from the Primus Transaction represents a conditional payment which was to be released 150 days after April 8, 1997. Primus is disputing the entire amount of the conditional payment claiming that it should not be released because of alleged incorrect representations and warranties by the Company and its subsidiaries;

o Secured creditors with outstanding claims of approximately CDN $5,400,000 were paid CDN $3,222,724 in cash, issued 1,000,000 shares and issued a share purchase warrant to acquire 1,000,000 shares in the Company at CDN $1 per share. In addition, the Company agreed with one secured creditor on a further CDN $500,000 as an outstanding claim which will only be settled from contingent consideration which may be earned from the LTG Transaction;

o Crown claims, which consist primarily of income, sales or capital taxes, were to be settled outside the Plan and approximately CDN $580,000 of the proceeds paid into the trust account was segregated to pay for potential Crown claims. To February 28, 1998, no amounts have been paid for potential Crown claims and CDN $174,315 of recorded Crown claims are included in restricted accounts payable and accrued liabilities;

o CDN $200,000 of the proceeds paid into the trust account was segregated to pay for creditor claims after the Company and its Canadian subsidiaries entered CCAA protection. To February 28, 1998, CDN $185,551 in post CCAA claims have been paid;

o CDN $280,000 of the proceeds paid into the trust account was segregated to pay for employee and consulting commissions relating to the assets sale and the sale of CNC and CNT. At February 28, 1998, all commissions have been paid and the amount paid was CDN $280,715;

o CDN $300,000 of the proceeds paid into the trust account was segregated to pay for legal, monitor and audit costs and CDN $35,000 for employee severance. To

      February 28, 1998, CDN $580,005 had been paid for legal, monitor and audit costs and CDN $32,925 for employee severances;

o CDN $300,000 of the proceeds paid into the trust account was paid to the Company for working capital purposes on the condition that the CDN $300,000 is repayable to the trust account out of any further recoveries from outstanding litigation and thus may be available to unsecured creditors to the extent of future recoveries. As of September 1, 1998 the complete amount of CDN$300,000 has been remitted back to the trust account.

o Unsecured creditors with outstanding claims of approximately CDN $31,000,000 were to share in the funds remaining in the trust account based on a formula which allocated a portion of the remaining funds to the Company's creditors and a portion to the Company's subsidiaries' creditors. To February 28, 1998, unsecured creditor claims aggregating CDN $2,892,724 have been paid. In addition, 13,000,000 shares were to be issued to the unsecured creditors based on the same formula used to allocate the remaining cash in the trust account.

The remaining restricted cash held in trust will be distributed to unsecured creditors once the following matters are settled:

o The $1,000,000 conditional payment received pursuant to the Primus Transaction is currently in dispute. The purchaser is claiming that the conditional payment should be returned to the purchaser. The Company is claiming that the conditional payment should be released and available to settle creditor claims. The outcome of this dispute is currently not determinable; and

o     Crown claims for various taxes are currently in negotiation.

The Company has recognized a gain on forgiveness of debt of approximately CDN $25,700,000 representing total secured and unsecured debt of approximately CDN $34,200,000 less the CDN $6,100,000 paid to secured and unsecured creditors from the trust account to date and less a further estimated payment of CDN $2,400,000. To the extent that there is not enough cash in the trust fund to pay the estimated CDN $2,400,000 after settlement of Crown claims and the conditional payment dispute, the difference will represent additional gain on forgiveness of debt which will be recognized at that time.

Significant events subsequent to approval of Plan

Subsequent to the approval of the Plan by the Court, the Company has implemented the Plan. Significant events in relation to the implementation are as follows:

            (a) all Proofs of Claims of creditors have been resolved and settled;

            (b) an initial divided has been paid to all creditors in accordance with the Plan;

            (c) Canadian securities regulators approved the distribution of the warrants and the shares;

            (d) under the settlement with AT&T 1,000,000 shares were delivered to AT&T;

            (e) the $1,000,000 holdback in relation to the Primus Transaction of assets was not resolved;

            (f)   lawsuit recoveries were made as follows:

                  (i)   Bell Canada - $100,000.00

                  (ii)  TeleHub - $450,000.00

                  (iii) BC Tel - $17,500.00

On August 14, 1998 the Companies obtained an order which permitted them to:

            (a) discharge all pending tax liabilities and transfer certain trust monies held by its counsel to satisfy those obligations;

            (b) distribute trust funds held by counsel to satisfy all remaining liabilities of the Company;

            (c) have a summary method to resolve the claim to the $1,000,000.00 holdback from the Primus Transaction;

            (d) distribute the warrants and the shares on an expedited basis having regard to the fact that the original formula for the distribution of the warrants was dependent upon final distribution of all dividends;

            (e) obtain a declaration that Cam-Net Communications Network, Inc. has now performed its obligations to remit net lawsuit recoveries in the amount of $300,000.00 and as such the Promissory Note given as security for an advance of $300,000.00 has now been discharged in full.

Remaining Obligations under the Plan

Subsequent to performing those matters referred to in the order of August 14, 1998 the remaining obligations of the Company under the Plan are as follows:

      (a)   pursue viable lawsuit recoveries;

      (b)   distribute the warrants and the shares;

      (c)   resolve the holdback from the Primus Transaction;

      (d) distribute dividends to creditors that arise from lawsuit recoveries, the holdback from the Primus Transaction or excess funds held in trust by its counsel as security for obligations under the Plan.

(See ITEM 1 - CCAA Filing, ITEM 1 - Secured Creditor Settlements and ITEM 1 - Unsecured Creditor Settlements. Also see EXHIBIT 1.1 and Note 2 to the Consolidated Financial Statements for further details on the Plan and its implementation.).

ITEM 4 CONTROL OF THE COMPANY

To the best of the Company's knowledge no person beneficially owns more than 10% of any class of the Company's voting securities. The following table sets forth the amount of shares held by certain nominees and beneficially owned by the officers and directors of the Company as a group as of September 1, 1998.

--------------------------------------------------------------------------------
Title of Class     Identity of Person     Amount Owned     Percent of Class (1)
                   or Group
--------------------------------------------------------------------------------
Officers and
Directors
(5 persons)           N/A                 6,450,000(2)      9.7
--------------------------------------------------------------------------------

Notes:

(1) There were 66,460,297 common shares issued and outstanding as of September 1, 1998.

(2) The Company believes that all persons hold legal title and has no knowledge of actual ownership.

ITEM 5 NATURE OF TRADING MARKET

The Company's common stock was traded on the Vancouver Stock Exchange in British Columbia, Canada until October 31, 1996 when it was de-listed, and on the NASDAQ National Market ("NMS") in the United States until November 5, 1996, when it was de-listed. Since this time, there has been limited transactional volume through pink slip trading. The Company was approved for listing on the NASD's Over-the-Counter

Bulletin Board on November 5, 1997 under the symbol "SNLMF". Although the Company ultimately intends to list its common stock on the NASDAQ Small Cap or NMS, it does not currently meet the listing requirements of the Small Cap or NMS.

The high and low trades on the Vancouver Stock Exchange and the high and low bids on the NASDAQ NMS for the periods referenced below were as follows:

----------------------------------------------------------------------------------------------------------------------
        Quarter Ended                       VSE(1)                                    NASDAQ-NM(2)
======================================================================================================================
                               High          Low          Volume            High       Low            Volume
----------------------------------------------------------------------------------------------------------------------
May 31, 1996                   4.05          0.90         7,909,200          3.00       0.66         58,709,971
----------------------------------------------------------------------------------------------------------------------
August 31, 1996                3.40          1.70         2,768,184          1.56       1.06         25,753,376
----------------------------------------------------------------------------------------------------------------------
November 30, 1996              2.90          1.40         1,988,873          2.22       0.88         14,767,910
----------------------------------------------------------------------------------------------------------------------

(1)   Amounts in Canadian Dollars.
(2)   Amounts in United States Dollars.

Results from November 30, 1996 through May 1, 1998 are not obtainable as the Company was listed on the NASD Over-the-Counter-Bulletin Board and does not make these statistics available. Beginning May 1, 1998, the NASD changed the way it treats foreign reporting entities such as Suncom and will make these statistics available on an ongoing basis.

As of September 1, 1998, 62,307,235 shares were held by 1,893 residents residing in the United States, 4,127,037 shares were held by 28 residents of Canada and 26,000 shares were held by other foreign investors.

ITEM 6 EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "ITEM 7 - Taxation."

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the Articles of Continuance or other constituting documents of the Company on the right of foreigners to hold or vote shares or other securities of the Company.

The Investment Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Act by an investor that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in securities of the Company by a non-Canadian (other than an "American" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was CDN $5 million or more. A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the outstanding voting shares of the Company (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the outstanding voting shares of the Company) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares. Certain transactions in relation to the Company's securities would be exempt from review under the Investment Act, including, among others, the following:

1. acquisition of shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

3. acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Company's securities by WTO investors would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently CDN $172 million.

ITEM 7 TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of the principal Canadian federal income tax consequences applicable to a holder of the Company's securities who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his/her securities in connection with carrying on a business in Canada (a "US Resident holder").

This general summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals,') to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. The following is a general discussion only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's securities. Shareholders should consult their own attorney, accountant or tax adviser concerning the tax consequences of an investment in common stock of the Company.

DIVIDENDS

Dividends paid on the Company's securities to a US-Resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a Canadian corporation (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States owning at least 10% of the voting shares of the company paying the dividend.

CAPITAL GAINS

As the common stock of the Company is not presently listed on a prescribed stock exchange in Canada, a US Resident holder will be taxable under the ITA on the disposition thereof, unless an exemption from such tax is available under the Treaty.

No tax under the ITA will be payable on a capital gain realized on shares of the Company disposed of by a US Resident holder by reason of the Treaty unless the value of such securities is derived principally from real property situated in Canada, or the US Resident holder is an individual who was a resident of Canada for one hundred twenty months during any period of twenty consecutive years preceding the sale of the shares and was resident of Canada at some time during the ten years immediately preceding the sale of the shares and the shares (or property for which the shares were substituted in a tax deferred transaction under the ITA) were owned by the individual holder at the time he ceased to be a resident of Canada. However, in such a case, certain transitional relief under the Treaty may be available.

ITEM 8 SELECTED FINANCIAL DATA

The selected quarterly financials for the period ending May 31, 1998 and May 31, 1997 are derived from the Company's consolidated financial statements. The selected consolidated financial data presented below for the five year period ended February 28, 1998, is derived from the Company's consolidated financial statements, which were examined by the Company's independent auditor. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company (including related notes) and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data is presented in Canadian dollars.

                      Selected Consolidated Financial Data
                          (Stated in Canadian Dollars)

                              Quarter Ended May 31
                                   (Unaudited)

                                                1998                     1997
                                                ----                     ----

Revenue                                          88,629               1,069,343

Direct Costs                                     82,168                 635,084

Operating Expenses                                    0                       0

Income (Loss) From Operations                     6,461                 434,259

Amortization                                      6,506                       0

Administrative Expenses                         318,008                 579,592

Net Income (Loss) before Amortization
and other income/expenses                      (311,547)               (145,333)

Loss before other income                       (318,052)               (145,333)

Gain on disposal of Subsidiaries                      0               4,374,764

Income (loss) for period                       (318,052)              4,229,431

Deficit, beginning of period                (10,092,186)             34,628,063

Deficit, end of period                      (10,410,238)             30,398,632

Income (loss) per share                            (.01)                    .09

                    Selected Consolidated Financial Data(1),(2)
                          (Stated in Canadian Dollars)

                       Fiscal Year Ended February 28 (29)
                       ----------------------------------

                                       1998              1997              1996               1995              1994
                                       ----              ----              ----               ----              ----
Revenue                              1,274,385        38,328,435        46,344,583        51,124,355        48,030,723

Direct Costs                           814,465        34,036,369        43,211,488        42,442,935        40,139,727

Operating Expenses                     749,800         9,857,275        13,725,476        13,076,500        15,147,308

Income (Loss) From Operations         (289,880)       (5,565,209)      (10,592,381)       (4,395,080)       (7,256,312)

Amortization                             7,167         9,325,803        12,989,345         9,800,075         7,193,811

Administrative Expenses              2,297,322         7,422,714         7,540,661         6,385,470         3,734,445

Net Income (Loss)                   24,535,877       (40,698,248)      (48,540,250)      (24,379,072)      (18,913,823)

Income (Loss) per Share                    .50              (.99)            (2.78)            (1.94)            (2.08)

Total Assets                         3,555,166         9,769,215        35,011,844        52,705,531        55,521,787

Long-Term Debt                             Nil               Nil         8,888,196         9,371,901        10,164,316

Cash Dividends per Common Share            Nil               Nil               Nil               Nil               Nil

(1) The audited financial information set forth in this table was prepared and is presented in accordance with generally-accepted accounting principles in Canada.

(2) See ITEM 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations and ITEM 9 - United States Generally Accepted Accounting Principles Reconciliation.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. For the past fiscal years ended February 28 (or 29), the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

       Year            Average          Low-High         Year End/Period End
       ----            -------          --------         -------------------

       1994             1.3071       1.2428 - 1.3546            1.3522

       1995             1.3782       1.3410 - 1.4238            1.3937

       1996             1.3670       1.3285 - 1.4178            1.3728

       1997             1.3244       1.3939 - 1.3486            1.3679

       1998             1.45893      1.5845 - 1.4037            1.5505
(to Sept. 1, 1998)

Quarter ending
May 31, 1998            1.42987      1.4581 - 1.4037            1.4565

ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       (All numbers in Canadian Dollars unless otherwise stated)

RESULTS OF OPERATIONS

THREE MONTHS ENDED MAY 31, 1998 COMPARED TO THREE MONTHS ENDED MAY 31, 1997

Revenues for the quarter ending May 31, 1998 were $88,629, down significantly from the $1,069,343 in revenues during the comparable period from the previous year. This 92% decrease is due to the recent change in the Company's business, which was precipitated by the sale of the underlying assets (the "Long Distance Assets") of the Company's very low margin long distance business in April, 1997, pursuant to the Primus Transaction. Revenues for the first quarter of 1998 were derived from the newly acquired Call Center as well as interest and refunds received during the quarter. The revenue derived from the Call Center is approximately $18,000/month and is expected to grow by 10%-15% based on the current clients' internal projections. Additional growth should result from national marketing efforts which began in May of 1998, although there can be no assurances that such marketing efforts will be successful. For the quarters ending May 31, 1997 and 1998, the effects of inflation and changing prices on both revenues and expenses have been negligible.

Direct costs decreased along with revenue by approximately $550,000 from $635,000 in the first quarter of 1997 to $82,000 in the first quarter of 1998. The primary reason for this 87% decrease was the sale of the Long Distance Assets that accounted for all direct costs in 1997.

Gross profit margin was $6,500 (7% of sales) in 1998 versus $.434 million (41% of sales) during 1997. Margins for future quarters are expected to increase as new business is brought in and fixed expenses are leveraged. The current facilities for the Call Center are substantial enough to handle an increase from seven customer service representatives to over thirty-five without much build out expense. The mainframe system can handle this increase with a minor capital expenditure. This leaves a small investment for telephone equipment and additional lines for a potential increase in revenue of 15-20 fold.

Combined operating and administrative expenses decreased from $579,592 in the first quarter of 1997 to $318,008 during the same period in 1998. This substantial difference (45% decrease) is attributable to the cessation of the long distance business. There was no amortization for the three month period ending May 31, 1997 and only a negligible amount in 1998, $6,505, as the Company wrote the assets down to their realized value as at the year ended February 28, 1998. Due to the write down of certain assets, the Company recognized a "gain on disposal of assets" in the amount of $4.4 million in 1997 with no such gain in 1998. The Company's income for the three month period ended May 31, 1997 was $4.2 million versus a loss of $318,052 for the same period in 1998.

(1) The Company's Long Distance Assets were sold on April 8, 1997 and therefore the Statement of Operations reflects the operational results from March 1, 1997 to April 8, 1997. Administrative Expenses are from the period from March 1, 1997 to May 31, 1997.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

Revenues for the year ended February 28, 1998 of $1.27 million were down by $37 million, a decrease of 96.6% from the prior year's revenues of $38.3 million. During the 1997 fiscal year the Company identified its long distance business as yielding very low margins with little prospect of improvement and shut it down in the fourth quarter of the 1997 fiscal year. In the 1998 fiscal year, the only source of operating revenue came from two months of revenue generated by the newly acquired Call Center in Indiana. The monthly revenues from the five customers at this facility were approximately $14,000- $18,000/month. This business is running at a loss which is the reason it was purchased so inexpensively. However, there is ample room for growth given a large potential market, as well as the expandability of the Call Center location. The Call Center can be expanded to handle 35-40 operators, and can potentially generate as much as $350,000-$500,000 a month in revenue, for well under a $147,000 cash investment. There are significant fixed costs that can be leveraged as new business is brought into the Call Center.

The remainder of the revenue realized in the 1998 fiscal year came from legal settlements and tax and government refunds. The Company settled with TeleHub for US $450,000, with Bell Canada for US $100,000, and with BCTel for CDN $17,500.

Direct costs in the 1998 fiscal year were $.81 million, compared to direct costs of $34 million in the 1997 fiscal year, a decrease of $33.2 million or 97.6%. Direct costs were 64% of revenue for the 1996 fiscal year, compared to 89% in the prior year. This 25% decrease is a result of replacing what was primarily a residential customer base with higher margin traffic. Gross profit for the year ended February 28, 1998 decreased 89% from $4.3 million in 1997 to $.46 million in 1998. Gross profit as a percentage of revenue increased from 11% in 1997 to 36% in 1998. Gross margins for the Call Center business are approximately 45% of revenues. Operating expenses decreased by $9.15 million or 93% from $9.8 million for the 1997 fiscal year to $.75 million for the 1998 fiscal year. During the year administrative expenses decreased by 69.6% from $7.4 million to $2.25 million.

Amortization charges comprise the amortization of capital assets, acquired customer base and other assets. Amortization charges for 1998 of $7,167 have decreased 99.9% from $9.3 million in the previous year. This decrease is due to the sell off of the Long Distance Assets in 1997 and relatively few assets purchased in 1998.

For the fiscal year ended February 28, 1998, the Company recognized a gain of $24.5 million or $.50 per share, compared to a loss of $40.7 million or $.99 per share for the fiscal year ended February 28, 1997. This gain is the result of the sale of the Long Distance Assets in 1997 and the gain on forgiveness of debt taken in 1998, and not from operations which is currently running at a loss of approximately $14,000/month.

The Company's cash position has increased during the year from $179,770 at February 28, 1997 to $1,064,908 at February 28, 1998. During the year $9.75 million was received from the sale of assets and subsidiaries. A net use of $2.2 million was generated by different financing vehicles including the issuance of convertible debentures and common shares. Operations posted a net use of funds totaling $4.2 million including $24.5 million in net income, a use of $28.7 million on forgiveness of debt and $1.56 million generated by the loss on the TeleHub settlement. For further information see Footnote 8 of the Notes to Consolidated Financial Statements.

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

Revenues for the year ended February 28, 1997 of $38.3 were down from the prior year's revenues of $46.3 million by $8 million, a decrease of 17.3%. The Company's long distance business that was shut down in the fourth quarter of the 1997 fiscal year was expected to be made profitable by the implementation of the BSCAP software (billing and network platform software system) which was to have been installed and made operational by TeleHub by November 1, 1996. As a result of TeleHub's breach of the September 6, 1996 Agreement, the Company had no choice but to shut down substantial aspects of its business. This shut down, combined with the turn around efforts deployed throughout the fiscal year, have caused the identified operational improvements.

Direct costs of $34 million represented a decrease of $9.2 million (21.3%) from $43.2 million. Direct costs were 89% of revenue for the fiscal year ended February 28, 1997 compared to 93% in the prior year. This 4% decrease is a result of replacing its customer base with higher margin traffic. Gross profit for the year ended February 28, 1997 increased 36% from $3.1 million in 1996 to $4.3 million in 1997. Gross profit as a percentage of revenue increased from 6.7% in 1996 to 11% in 1997. Operating expenses decreased by $3,868,000 or 28% from $13.7 million for the 1996 fiscal year to $9.8 million for the 1997 fiscal year. During the year, administrative expenses decreased by 1.6% from $7.5 million to $7.4 million.

Amortization charges comprise the amortization of capital assets, acquired customer base and other assets. Amortization charges for 1997 of $9.3 million represented a 28% decrease from $12.9 million in the previous year. $3.8 million of this decrease in amortization was due to lower amortization of deferred advertising and media research costs. There was a $2.2 million increase in amortization of acquired customer base costs and a $2.6 million increase in amortization of finance charges, but a decrease in the amortization of capital assets. The acquired customer base costs have been written off this year to their realized value when sold to Primus.

For the fiscal year ended February 28, 1997 the Company incurred a loss of $40.7 million or $.99 per share, compared to a loss of $48.5 million or $2.78 per share for the fiscal year ended February 28, 1996. This dollar loss was 16% lower, and 64% less per share, than in the previous year and resulted from the Company's cost cutting measures and additional shares of stock issued.

The Company's cash position has increased during the year from $37,850 at February 28, 1996 to $179,770 at February 28, 1997. During the year $3,102,500 was received in cash upon the exercise of employee and director options; $2,495,647 in common shares was issued for settlement of debt; $33,446 for employee compensation; $246,667 for finders' fees; $1,144,446 for the acquisition of Integrated Telemanagement Inc.; $590,147 for the acquisition of the cellular license; and $2,799,542 for the conversion of preferred shares. For further information see Footnote 8 of the Notes to Consolidated Financial Statements.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

Revenues for the year ended February 29, 1996 of $46.3 were down from the prior year's revenues of $51.1 million by $4.8 million, a decrease of 9.1%. During the same period, billed minutes decreased from 174 million minutes to 125 million minutes, a 28% decrease due primarily to attrition of residential customer base.

Direct costs of $43.2 million increased by $0.8 million from $42.4 million, an increase of 1.9%. Direct Costs were 93% of revenue for the fiscal year ended February 29, 1996 compared to 83% in the prior year. This 10% increase resulted from replacing high margin traffic, and replacing such business with lower margin traffic. The lower margin replacement traffic comes from the telemanagement business which had many components with very low margins.

Gross profit for the year ended February 29, 1996, decreased 64% from $8.7 million in 1995 to $3.1 million in 1996. Gross profit as a percentage of revenue decreased from 17.0% in 1995 to 6.8% in 1996. This decrease was due primarily to the increase in low gross margin non-long distance services of the telemanagement business. Additional contributing factors to the erosion in gross margin were attrition of residential customer base and large accounts of high volume low margin long distance business.

Operating expenses increased by $649,000 or 5% from $13.1 million for the 1995 fiscal year to $13.7 million for the 1996 fiscal year. The increase in operating costs comprised a $1.3 million contribution expense which resulted from a prior year's dispute and included the cost of integrating Integrated Telemanagement Inc. into the Company.

During the year, administrative expenses increased by 18% from $6.4 million to $7.5 million. $0.9 million of this $1.1 million increase is attributable to the increase in finance charges on borrowed money. Approximately $0.2 million of the increase was due to an increase in legal fees which have been incurred in connection with the securities class action litigation which was initiated during fiscal 1995.

Amortization charges comprise the amortization of capital assets, acquired customer base and other assets. Amortization charges for 1996 of $13.0 million have increased 33% from $9.8 million in the previous year. $1.0 million of this $3.2 million increase is due to the amortization of deferred advertising and media research costs, $1.6 million of the increase is due to the amortization of acquired customer base costs and the balance is an increase in the amortization of capital assets. The acquired customer base costs have increased this year due to the acquisition of Integrated Telemanagement Inc. as well as due to subsequent payments made under previous acquisition agreements. The Company accelerated its amortization of both acquired customer base and other assets by taking an additional write down of $15.3 million.

For the fiscal year ended February 29, 1996, the Company incurred a loss of $48.5 million or $2.78 per share, compared to a loss of $24.4 million or $1.94 per share for the fiscal year ended February 28, 1995. Apart from the $28.3 million in non-cash (amortization) charges (compared to $9.8 million for the previous year) the remaining loss of $20.2 million has increased by 38.4% from $14.6 million in 1995. This increase of $5.6 million results almost entirely from the decrease in the gross profit margin.

The Company's cash position has decreased during the year from $115,930 at February 28,1995, to $37,850 at February 29, 1996. During the year $17.1 million in common shares were issued: $5,157,750 was received in cash upon the exercise of employee and director options; $4,587,277 in common shares was issued for settlement of debt; $102,738 for employee compensation; $843,926 for finders' fees; $1,086,370 on account of previous acquisitions; $1,876,891 for the acquisition of Integrated Telemanagement Inc.; $835,001 for the acquisition of the cellular license; and $2,616,527 for the conversion of preferred shares. For further information see Footnote 8 of the Notes to Consolidated Financial Statements.

The issuance of said common shares helped to fund a portion of the $20.2 million loss from operations ($48.5 million less $28.3 million in non-cash charges). In the last year the Company also experienced a $2.3 million reduction in accounts receivables, a $0.1 million increase in trade payable and a $0.4 million reduction in prepaid expenses. The Company's continued survival was dependent upon its ability to raise funds from the issuance of securities for cash or for payment of indebtedness.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal year ended February 28, 1998 the Company tapped monies generated by legal settlements, refunds and remaining CCAA proceeds to provide working capital. Working capital requirements consisted mainly of rent, legal and accounting costs and employee compensation. The acquisition of the Call Center on January 1, 1998 was transacted for a US $105,000 note payable in one year or convertible shares of common stock at a rate of US $0.10 on December 31, 1999. In March 1998 the Company closed its private placement slated for US $4,000,000 at US $850,000. Funds generated by this offering are being used for operations and potential acquisitions. For the remainder of 1998 there exist no significant obligations for working capital requirements outside the aforementioned rent, salaries and legal and accounting services. The portion of working capital slated for professional services will decrease significantly as the Company has only two outstanding lawsuits, both of which have been commenced by the Company. The one additional commitment is the funding of operating losses for the Call Center. As of May 1998, this operation was losing approximately $14,000/month and is not expected to break even until late in 1998 or the beginning of 1999. The Company continues to look for acquisition candidates within the scope of its business plan. Ideally, potential candidates will be under-performing businesses that can be acquired for notes payable or stock therefore limiting the amount of cash needed and allowing available funds to go into continuing operation. This follows the model used for the acquisition of the Company's Call Center.

Additional working capital needs for acquisitions and/or operations will be met by further financing as well as from the proposed business combination with Telemetrix Inc. et al.

Historically over the past three years, a significant component of the Company's operating losses resulted from the Company's acquisition of facilities and equipment at a rapid rate in anticipation of increasing demand for services. The effect of this planned expansion at a rate that at times has exceeded immediate demand for services has contributed to the losses from operations. Since much of the equipment was acquired under long-term lease arrangements, such acquisitions have had and will continue to have an effect on profit margins until the equipment is fully paid.

A significant component of the Company's operating losses in fiscal year 1996 resulted from an aggregate write down of $15.3 million consisting of (i) a $9.7 million write down of acquired customer base relating to 1993 acquisitions, as the recoverability of the amounts previously capitalized was uncertain given the significant operating losses of the acquired companies since the dates of acquisition, and (ii) a $5.6 million write down of deferred costs and capital assets.

At February 29, 1996, the Company had current assets of $10,795,989, current liabilities of $31,162,335 and a working capital deficiency of $20,366,346. As of February 29, 1996, the Company had long-term debt and capital lease commitments aggregating approximately $12,373,990 including the current portion thereof. Most of this debt was incurred in connection with the acquisition of the digital switching systems and related equipment in fiscal 1992, the expansion and upgrade of the Company's billing system, the assumption of lease obligations through the acquisitions in fiscal 1993 and the outstanding US $5.0 million convertible debenture. At May 31, 1996, the Company had current assets of $14.1 million, current liabilities of $18.7 million and a working capital deficiency of $4.6 million.

The Company's working capital deficiency has been reduced by approximately $15.8 million during The Company's working capital the three months ended May 31, 1996, as a result of an increase of $3.3 million in current assets and a decrease of $12.5 million in current liabilities resulting from the Company's issuance of debentures subsequent to year-end. To address its cash requirements, subsequent to year-end, the Company issued US $11.3 million of debentures bearing interest at 11.5% per annum (see Certain Financing below). Part of the proceeds were used to redeem the US $5,000,000 1997 series convertible debentures and the balance for working capital. In the past the Company has issued long term debt or equity to meet its cash flow requirements, as well as negotiated payment arrangements or deferrals with its creditors. Management continued to pursue various avenues to deal with the cash deficiency. The Company had entered into settlement agreements with Fonorola, Inc. and GT Communications, Inc. (see Certain Financing below and ITEM 3 - Legal Proceedings), two of the Company's vendors who held in the aggregate approximately $7.7 million of the Company's accounts payable, pursuant to the terms of which the Company has the right to issue Common Shares in lieu of the accounts payable. See note 9 to the Company's Consolidated Financial Statements.

YEAR 2000 DISCLOSURE

The Company has contacted the vendor of the customer service/billing software package used at the Call Center and has been assured that it will have no problems associated with the change to the Year 2000. This is the only potential problem with the Year 2000 caused by internal software and hardware as the new telephone system purchased August

98 is also Year 200 compatible. The Company is working to resolve the potential impact of the Year 2000 caused by support vendors such as banks, credit card companies and processing facilities and telephone companies. Any of these Company's programs that recognize a date using "00" as the year 1900 rather than the Year 2000 could result in errors or system failures The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the Company's financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant Year 2000 issues in a timely manner. It should be noted that all the third party vendors aforementioned are large organizations and have a plan for addressing Year 2000 problems in place. They have devoted substantial resources to this as it has the potential to dramatically impact their business.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES RECONCILIATION

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which do not differ materially from United States generally accepted accounting principles ("US GAAP") with respect to accounting policies and disclosures in the Company's financial statements except as follows:

            Under US GAAP, advertising and media research costs, employee education advances and foreign exchange gains and losses deferred under Canadian GAAP would be expensed. In addition, shares to be issued for settlement of debt would be classified as long-term liabilities until the shares are issued.

Giving effect to these differences under US GAAP, the Company's net income
(loss) net income (loss) per share for the years ended February 28, 1998, February 29, 1997 and February 28, 1996 were $24.5 million or $.50 per share ($40.4 million) or ($.98 per share) and ($41.1 million) or ($2.36 per share), respectively.

Total assets, determined in accordance with US GAAP at February 28, 1998 1997 and 1996 were $3.55 million, $9.76 million and $35.0 million, respectively. Under US GAAP an audit report on the Company's financial statements would include an explanation regarding the Company's ability to continue as a going concern. See ITEM 18 - Financial Statements and Note 14 to the Consolidated Financial Statements for additional information concerning reconciliation of the Company's financial statements.

CERTAIN FINANCINGS

On February 28, 1992 the Company issued and sold by way of private placement US $1,000 face amount of non-transferable subordinated debentures (the "1995 Debentures") in an amount totaling US $6.0 million. The 1995 Debentures were unsecured, bore interest at the rate of 10% per annum and were due on February 28, 1995. The 1995 Debentures were convertible into Common Shares at the option of the purchaser at a price of US $10.00 per share from March 1, 1992 to February 28, 1993, US $10.50 per share from March 1, 1993 to February 28, 1994, and US $11.00 per share from March l, 1994 to February 28, 1995. The Company had the right to force conversion of the 1995 Debentures at any time after the first anniversary at the conversion price in effect at that time if, at that time, the common shares of the Company had traded at a price equal to or greater than 100% of the conversion price in effect at that time for a period of twenty consecutive calendar days.

As an inducement to the purchase of the 1995 Debentures, the Company issued 60,000 common shares at a deemed price of US $10.00 per share to the purchasers of the debentures on a pro rata basis. The common shares issued as an inducement and the common shares issued on conversion of the 1995 Debentures are subject to resale restrictions under applicable securities laws and may only be traded through the facilities of the Vancouver Stock Exchange. The 1995 Debentures were issued pursuant to a Trust Indenture dated as of May 31, 1990, as amended by a First Supplemental Trust Indenture dated February 11, 1992, and as amended by a Second Supplemental Trust Indenture dated February 28, 1993 (the "Trust Indenture") with Montreal Trust Company of Canada as the trustee. The Company also issued 19,600 common shares at a deemed price of US $10.00 per share as Finders' Fees in connection with the issuance and sale of the 1995 Debentures.

On February 26, 1993 and March 1, 1993 the Company issued 515,000 common shares at a deemed price of US $10.00 per share and 80,949 common shares at a deemed price of US $10.50 per share respectively to convert all of the 1995 Debentures. The conversion of debt to equity reduced interest expense for fiscal 1994 by US $600,000.

On July 31, 1992, the Company issued and sold by way of private placement US $1,000 face amount of convertible subordinated debentures (the "1997 Debentures") in an amount totaling US $5.0 million to certain United States mutual funds. The 1997 Debentures were unsecured, bore interest at the rate of 10% per annum and were due on August 15, 1997. The 1997 Debentures were convertible into common shares at the option of the holder at a price of US $12.50 per share. The Company had the right to force conversion of the 1997 Debentures at any time after July 15, 1994 at a conversion price of US $12.50 per share if, at that time, the common shares have traded at a price equal to or greater than 110% of the conversion price for a period of twenty consecutive calendar days. Any common shares issued on conversion of the debentures are subject to resale restrictions under applicable securities laws and may only be traded through the facilities of the

Vancouver Stock Exchange. The 1997 Debentures were issued pursuant to the Trust Indenture, as amended by a Third Supplemental Trust Indenture dated July 15, 1992. The Company also issued 36,600 common shares at a deemed price of US $12.50 per share as finders' fees in connection with the issuance and sale of the 1997 Debentures. All of the outstanding 1997 Debentures have been redeemed upon issuance of US $11.3 million convertible debentures (see below).

In November and December, 1992, the Company acquired four companies in the alternate long distance business. These acquisitions added approximately $27 million in annual revenues to the Company. None of these acquired companies were profitable and as a result have caused a deterioration of the Company's historical operating margins and a deterioration of the Company's pre-acquisition working capital position from a surplus of $10.7 million as at November 30, 1992 to a deficit of $4.1 million as of May 31, 1993.

On February 21, 1994, the Company issued 1,222,465 common shares due to the exercise of 1,071,400 special warrants by which the Company raised $14,999,600 before commissions of $899,976.

In September, 1995, the Company issued and sold by way of private placement 21,500 preferred shares (the "Preferred Shares") at a deemed price of US $100 per share in an amount totaling US $2,150,000. A fee of US $215,000 was paid to an unaffiliated third party for placement of the Preferred Shares.

The Preferred Shares, valued for purposes of conversion at US $100.00 per share, were convertible into common shares at a price per share equal to the lower of
(i) the product of .70 multiplied by the "Average Stock Price before Notice" per Share and (ii) the product of .70 multiplied by the "Average Stock Price before Subscription" per Share, subject to certain adjustments. "Average Stock Price before Notice" and "Average Stock Price before Subscription" mean the average daily closing bid prices for common shares for the period of five (5) consecutive trading days, respectively, immediately preceding the date of the notice of conversion of the common shares and immediately preceding the date of subscription for the common shares.

During the period of November, 1995 through January, 1996 all of the outstanding Preferred Shares were converted into a total of 2,799,542 common shares. The common shares issued on conversion of the Preferred Shares are subject to resale restrictions under applicable securities laws and may only be traded through the facilities of the Vancouver Stock Exchange.

On April 4, 1996 the Company issued and sold by way of private placement US $1,000 unsecured, non-transferable debentures (the "Fourth Series Convertible Debentures") in the aggregate principal amount of US $11,300,000. The Fourth Series Convertible Debentures (i) mature on April 4, 1998; (ii) bear interest at the rate of 11.5% per annum payable quarterly; (iii) are redeemable and purchasable by the Company at any time at par plus accrued and unpaid interest; and (iv) are convertible into common shares of the Company at the option of the holder thereof or by the Company if certain conditions are met. The Fourth Series Convertible Debentures were issued pursuant to the Trust Indenture, as amended by a Fourth Supplemental Indenture dated as of April 4, 1996 (the "Fourth Supplemental Indenture").

The Fourth Series Convertible Debentures are convertible into common shares at the option of the holder at US $2.00 per share, subject to certain adjustments set forth in the Fourth Supplemental Indenture. The Company has the right to force conversion of the Fourth Series Convertible Debentures at a conversion price of US $2.00 per share if, at that time, the common shares have traded at a price equal to or greater than 150% of the conversion price for a period of twenty (20) consecutive days.

On May 31, 1996, the Company received US $11.3 million on issuance of debentures bearing interest at 11.5% per annum, repayable on May 31, 1998 and convertible into common shares of the Company at the option of the holder at a price of US $2.00 per share. Part of the proceeds were used to redeem the 1997 series convertible debentures. The Company also issued 4,235,661 common shares to the debenture holders as an inducement fee and 541,666 common shares to a third party as a finders fee. During 1997, US $750,000 in convertible debentures were converted for 375,000 common shares.

As at February 28, 1997, the Company had not made the November 30, 1996 interest payment to debenture holders and thus was in default under the debenture agreements. Accordingly, the entire amount of the debenture liability has been included in current liabilities. As of February 28, 1997, the Company had not made certain monthly lease payments for the current and prior fiscal years totaling approximately $2.7 million and thus was in default under its various lease agreements. Accordingly, the entire amount of the obligations under the capital lease has been included in current liabilities.

As part of a US $4,000,000 offering of convertible debentures (subsequently closed in March 1998 at US $850,000), the Company received US $500,000 between November 20, 1997 and February 28, 1998. The debentures bear interest at 9% per annum, are repayable on or before a date to be determined to be nine months after the public offering is completed and are convertible into common shares of the Company at a rate of US $.10 per share at any time after March 12, 1998. Subsequent to year end, the Company received a further US $50,000 and the offering was closed. All the debentures holders have subsequently exchanged their debentures for common stock and 8,500,000 shares have been issued. There was no interest paid or accrued on these debentures.

The Company issued a US $105,000 promissory note in conjunction with an acquisition of assets for the Call Center. The note is non-interest bearing, secured by the assets purchased, repayable on December 31, 1998 or convertible into common shares of the Company at a rate of US $1.0 per share on December 31, 1998

Credit Facility from Foothill Capital Corporation

On April 13, 1995, the Company entered into a Loan and Security Agreement with Foothill Capital Corporation ("Foothill") under which Foothill agreed to make available to the Company, in amounts determined pursuant to a formula, a loan of up to $10,000,000 (US ) for a term of 61 months. The Company repaid all amounts advanced under the Loan and Security Agreement and the Agreement has since come to an end.

ITEM 10 DIRECTORS AND OFFICERS

The following table sets forth the names, municipalities of residence and principal occupations of the directors and officers of the Company.

-------------------------------------------------------------------------------------------------------------------
Name, Office Held,        Principal Occupation                              Director Since      Share
Place of Residence                                                                              Ownership
                                                                                                As of Sept 1,
                                                                                                1998(2)
-------------------------------------------------------------------------------------------------------------------
Dennis Sinclair,          Director and President of the Company since       December 6,         4,850,000
CEO and Director          December 6, 1996. Senior Equity analyst for       1996
Chicago, Illinois         H.J. Meyers & Company Inc. from 8/95-12/96;
                          Investment Banker for Newport West
                          Securities from 1/94-8/95; Vice President of
                          Business Development for Validyne
                          Engineering from 8/93-10/94; Consultant with
                          Dennis Sinclair & Associates from 1988-1993
-------------------------------------------------------------------------------------------------------------------
Raymond Mol,              Director and COO of Company since 11/96.          November            700,000
Director                  Promoter of Call Direct Enterprises from 1/96-    1996
Surrey, BC                10/96. Founding Partner, CFO and Director of
                          Lifestart Learning Systems from 6/93-8/95.
-------------------------------------------------------------------------------------------------------------------
Pierre Prefontaine,       Director, President and CEO of Consolidated       November 1996       Nil
Director                  Technologies Holdings Inc. for last 5 years.
Vancouver, BC             Consultant for Tricor Telemanagement 1987-
                          present
-------------------------------------------------------------------------------------------------------------------
Mel Baille, Director      Principal in Baille and Associates Consulting     November 1996       350,000
West Vancouver, BC        from 12/96-present.  VP of Marketing and
                          Sales Westel Telecommunications from 12/95-
                          12/96.  VP Sales Western Canada, Unitel
                          Communications Inc. from 1991-1995.
-------------------------------------------------------------------------------------------------------------------
Cary Berman(1)            Secretary and VP Corporate Development for
Secretary and VP          the Company since May 1997.  Owner of Lube
Corporate                 at Work from January 1995 to May 1997.
Development               Health Care Consultant for Blue Cross and
Chicago, Illinois         Blue Shield in 1994.                              N/A                 350,000
-------------------------------------------------------------------------------------------------------------------

Notes:

(1)   Mr. Sinclair is married to Mr. Berman's mother.

(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to the common shares beneficially owned by them.

ITEM 11 COMPENSATION OF DIRECTORS AND OFFICERS
        (All numbers in Canadian dollars unless otherwise noted)

The following table sets forth remuneration received by each of the Company's officers and directors in the last fiscal year:

==============================================================================================================================
    Name and Principal           Year                          Annual Compensation                         Long-Term
         Position                                                                                         Compensation
                                                                                                      --------------------
                                                                                                             Awards
                                             -----------------------------------------------------------------------------
                                                  Salary             Bonus           Other Annual       Securities Under
                                                    ($)               ($)            Compensation         Option/SARs
                                                                                          ($)               Granted
                                                                                                              (#)
==============================================================================================================================
Cary Berman, Vice                1998                   60,000                Nil              6,000(7)                Nil
President
------------------------------------------------------------------------------------------------------------------------------
Dennis W. Sinclair               1998                  210,000                Nil             88,500(7)                Nil
President(1)                     1997                   62,500                Nil             22,500(2)                Nil
------------------------------------------------------------------------------------------------------------------------------
Daryl H.C. Buerge                1997                  111,136                Nil                 Nil              760,000(1)
Chairman and Chief               1996                  184,000                Nil              5,409(4)            200,000(5)
Executive Officer(1)             1995                  148,000                Nil             17,640(6)             75,000
------------------------------------------------------------------------------------------------------------------------------
Michael Gilley                   1997                  181,462                Nil              5,000(2)            400,000
Chief Financial                  1996                  171,000                Nil              2,842(4)            125,000(5)
Officer                          1995                  144,000                Nil             15,760(6)             75,000
------------------------------------------------------------------------------------------------------------------------------
Raymond Mol
Chief Operating
Officer                          1997                   22,500                Nil             12,500(2)                Nil
==============================================================================================================================

Notes:

(1) Daryl Buerge's tenure as Chairman, Chief Executive Officer and Director of the Company was terminated on October 15, 1996 and his outstanding stock options were canceled. Dennis Sinclair was appointed President and Director on December 5, 1996.

(2) As annual compensation by way of share issuance, Mr. Sinclair received 450,000 common shares, Mr. Mol received 250,000 common shares and Mr. Gilley received 100,000 common shares all at an issue price of $0.05 per share.

(3) The value of perquisites and benefits for the Named Executive Officers in each of the reported fiscal years was less than the lesser of $50,000 and 10% of total salary for such fiscal year.

(4) This amount represents the dollar value of imputed interest benefits from loans by the Company to such individual as computed in accordance with the provisions of the Income Tax Act (Canada).

(5) Of the aggregate of 200,000 common shares under option in the 1996 fiscal year reported for Mr. Buerge, 55,000 common shares under option are derived from previously granted options that were repriced in the 1996 fiscal year. Of the aggregate of 125,000 common shares under option in the 1996 fiscal year reported for Mr. Gilley, 55,000 common shares under option are derived from previously granted options that were repriced in the 1996 fiscal year. See "Option Repricings".

(6) The amounts for other annual compensation for Messrs. Buerge and Gilley in the 1995 fiscal year represent compensation in lieu of vacation time accrued in the 1994 and 1995 fiscal years, which was paid in the 1995 fiscal year.

(7) Dr. Sinclair received 2,150,000 shares of common stock valued at $88,500 as part of his compensation as CEO and Director. Mr. Berman received 150,000 shares of common stock as part of his compensation as Vice President and Corporate Secretary.

Option Grants During the Most Recently Completed Financial Year

There are no options or grants issued in 1998

Aggregated Option Exercises During Most Recently Completed Year and Financial Year- End Option Values

There are no outstanding grants or options as of the year ended February 28, 1998.

Option Repricings

The following table sets forth details regarding the downward repricing during the 10 year period prior to the date of this circular of any options to acquire common shares of the Company granted to executive officers of the Company.

=========================================================================================================================
       Name                     Date of        Securities    Market Price      Exercise       New      Length of Original
                               Repricing          Under      of Securities     Price at     Exercise      Option Term
                                                 Option/      At Time of       Time of       Price     Remaining at Date
                                                  SARs       Repricing or    Repricing or               of Repricing or
                                               Repriced or     Amendment      Amendment                    Amendment
                                                 Amended     ($/Security)    ($/Security)
-------------------------------------------------------------------------------------------------------------------------
Daryl H.C. Buerge            July 26, 1996       510,000         $1.37          $2.25        $1.60          5 years
-------------------------------------------------------------------------------------------------------------------------
                             Dec. 27, 1995       30,000          $1.30          $2.75        $1.00          4 years
-------------------------------------------------------------------------------------------------------------------------
                             June 23, 1995       25,000          $3.50          $4.40        $2.75          4 years
-------------------------------------------------------------------------------------------------------------------------
                              Jan. 2, 1991       205,000         $4.50          $6.30        $3.75          4 years
-------------------------------------------------------------------------------------------------------------------------
                              Oct. 17,1988       175,732         $3.40          $6.75        $3.05          4 years
-------------------------------------------------------------------------------------------------------------------------
Michael Gilley                Dec. 27,1995       25,000          $1.30          $2.75        $1.00          4 years
-------------------------------------------------------------------------------------------------------------------------
                             Dec. 27, 1995        5,000          $1.30          $2.70        $1.00          4 years
-------------------------------------------------------------------------------------------------------------------------
                             June 23, 1995       25,000          $3.50          $4.40        $2.75          4 years
-------------------------------------------------------------------------------------------------------------------------
Thomas Davis                 June 23, 1995       25,000          $3.50          $4.40        $2.75          4 years
-------------------------------------------------------------------------------------------------------------------------
Steve Kerekes                June 23, 1995       25,000          $3.50          $4.40        $2.75          4 years
-------------------------------------------------------------------------------------------------------------------------
Val Panay                    June 23, 1995       25,000          $3.50          $4.40        $2.75          4 years
-------------------------------------------------------------------------------------------------------------------------
Robert Thast                  Jan. 2, 1991       27,500          $4.50          $6.30        $3.75          4 years
=========================================================================================================================

The options referred to in the preceding table were not repriced at the then current market price of common shares. These options were repriced in accordance with applicable policies of the Vancouver Stock Exchange prescribing the allowable discount from the prevailing market price of the common shares at the time of repricing. The options referred to in the preceding table granted to the Named Executive Officers repriced in the current fiscal year were repriced in order to provide a continuing incentive to the Named Executive Officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

As a term of the employment contracts between the Company and each of Dennis Sinclair, Michael Gilley and Raymond Mol, each of these members of Management were entitled to receive in addition to their normal compensation, a fixed percentage of the gross revenue generated by any significant transaction in relation to the Company and its subsidiaries. Certain agreements and prior transactions have created an entitlement for those three employees of $280,000, which entitlement was disclosed to and approved by creditors and the Supreme Court of British Columbia pursuant to the Plan of the Company.

The employment of Messrs. Gilley and Mol was terminated by the Company effective July 22, and June 30, 1997 respectively, as a cost-saving measure, and replaced by a consultant agreement with each individual or a company through which such individual's services will be provided. Mr. Gilley's consultant agreement has since expired. The monthly compensation received by each employee (or the consulting company) at the present time is as follows:

            Dennis Sinclair           US $28,000
            Raymond Mol               CDN $7,500
            Cary Berman               US $13,500

COMPOSITION OF COMPENSATION COMMITTEE

The Board of Directors maintains a Compensation Committee consisting of at least two directors, each of whom shall not be employees of the Company. The Compensation Committee is currently composed of Mr. Raymond Mol and Mr. Mel Baille. The Committee will make recommendations to the Board of Directors concerning the salaries of all executive officers. In addition, the Compensation Committee determines the amounts of any grants of equity securities and the individuals to whom awards should be made.

COMPOSITION OF AUDIT COMMITTEE

The Board of Directors maintains an Audit Committee. The Audit Committee is composed of Messrs. Sinclair, Mol and Prefontaine. The function of the Audit Committee is to review and approve the scope of audit procedures employed by the Company's independent auditors, to review the results of the auditor's examination, the scope of audits, the auditor's opinions on the adequacy of internal controls and quality of financial reporting, and the Company's accounting and reporting principles, policies and practices, as well as the Company's accounting, financial and operating controls. The Audit Committee also reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation program is designed to provide incentives for the enhancement of shareholder value, the successful implementation of the Company's business plans and improvements in personal performance. The total compensation program is comprised of two components: base salary and long term incentive by way of stock. The Board of Directors places relatively greater emphasis on the long term incentive component of an executive's total compensation package.

Base Salary

An executive's base salary is determined by an assessment of his or her performance and consideration of competitive compensation levels for comparable public companies.

Long Term Incentive

In order to link the interests of the executives with the interests of the shareholders of the Company and to encourage the executives to promote the long term interests of the Company and the shareholders, the Company grants common shares of the Company. The granting of stock must be approved by the Board of Directors of the Company.

President and CEO's Compensation

Dr. Dennis Sinclair has been granted a level of compensation appropriate with his past experience and performance with the Company. Included in this valuation is Dr. Sinclair's success in taking the Company though the CCAA process and its relisting on the NASD exchange.

ITEM 12 OPTIONS TO PURCHASE SECURITIES

All outstanding employee and director stock options at February 28, 1997 were either canceled or expired subsequent to year end. (from Financial Statements note 9(c).) (See EXHIBIT 1.1 for details on additional shares to be issued to creditors.)

ITEM 13 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Except as set forth below, none of the insiders of the Company, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year, or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

ISSUANCE OF DEBENTURES

Michael Gilley purchased and was issued US $150,000 principal amount of Fourth Series Convertible Debentures and received 57,766 common shares as an inducement. Pacific Gateway Exchange Inc., a corporation affiliated with Howard Neckowitz, purchased and was issued US $500,000 principal amount of Fourth Series Convertible Debentures and received 192,500 common shares as an inducement.

STOCK OPTIONS

The Company and CAM-NET Communications Inc. ("CCI") entered into agreements ("Termination Agreements") with Thomas H. Davis ("Davis") and Stephen Kerekes ("Kerekes") respectively, whereby the Company, CCI and Davis, and the Company, CCI and Kerekes agreed to terminate the employment relationship between them and Davis and Kerekes agreed to resign as officers/directors of the Company and CCI effective November 29, 1995 (the "Effective Date"). Under the terms of the Termination Agreements, the Company and CCI agreed to (i) pay to Davis and Kerekes all salary and vacation accrued as of the Effective Date and (ii) continue the medical insurance and extended benefit coverage provided to Davis and Kerekes and their respective family members during their employment for a period of one year from the Effective Date.

Effective November 29, 1995, the Company entered into Agreements with Davis and Kerekes respectively, whereby in connection with the purchase price payable by the Company for the purchase of all of the capital stock of Preferred Telemanagement Inc., the Company agreed to issue to each of Davis and Kerekes that number of common shares of the Company which is equal to CDN $125,000 divided by 2.05.

PART II

ITEM 14 DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable

PART III

ITEM 15 DEFAULTS UPON SENIOR SECURITIES

The Company defaulted in the payment of principal and interest on all of its debenture obligations, which was one of the reasons the Company sought protection from its creditors under CCAA. Under the Plan of Reorganization the debenture holders will receive between CDN $.10 and CDN $.25 on the dollar and common shares of the Company as detailed in the Summary of the Reorganization Plan in Exhibit 1.1.

ITEM 16 CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR

        REGISTERED SECURITIES

Not Applicable.

PART IV

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See ITEM 18 - Financial Statements.

ITEM 18 FINANCIAL STATEMENTS
        (All numbers are Canadian Dollars unless otherwise noted)

Consolidated Balance Sheets of the Company as of February 28, 1998, February 28, 1997 and February 28, 1996 together with the Consolidated Statements of Operations and Deficit, and Changes in Financial Position and Consolidated Schedules of Operating Expenses and Administrative Expenses for the years ended February 28, 1998, February 28, 1997 and February 28, 1996 reported on by KPMG Peat Marwick Thorne Chartered Accountants.

These financial statements are expressed in Canadian dollars and were prepared in accordance with Canadian generally-accepted accounting principles, which are substantially the same as United States generally-accepted accounting principles. For a reconciliation of Canadian with United States generally-accepted accounting principles, see Note 12 to the Company's Consolidated Financial Statements. For a history of the exchange rates in effect between the Canadian dollar and the United States dollar, see ITEM 8 - Selected Financial Data.

ITEM 19 FINANCIAL STATEMENTS AND EXHIBITS

      All Audited Statements are in Canadian Dollars and presented on a consolidated basis.

Audited Consolidated Financials - Fiscal Year Ending February 28, 1998

            Auditors Report to the Shareholders                              55

            Balance Sheet February 28, 1998                                  57

            Statements of Operations                                         58

            Statement of Changes in Financial Position                       59

            Notes to Financial Statements                                    60

            Schedule of Operating Expenses                                   82

            Schedule of Administrative Expenses                              82

Unaudited Consolidated Financials - Quarter Ending May 31, 1998

            Balance Sheet May 31, 1998                                       84

            Statement of Operations                                          85

            Statement of Changes in Financial Position                       86

                      Consolidated Financial Statements of

                            SUNCOM TELECOMMUNICATIONS
                                      INC.
                 (Formerly Cam-Net Communications Network Inc.)
                         (Expressed in Canadian dollars)

             Years ended February 28, 1998 and 1997 and February 29,
                                      1996

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Suncom Telecommunications Inc. as at February 28, 1998 and 1997 and the consolidated statements of operations and deficit and changes in financial position for the years ended February 28, 1998 and 1997 and February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 1998 and 1997 and the results of its operations and the changes in its financial position for the years ended February 28, 1998 and 1997 and February 29, 1996 in accordance with generally accepted accounting principles in Canada.

Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles are quantified and explained in note 14 to the financial statements.


Chartered Accountants

Vancouver, Canada
June 5, 1998

SUNCOM TELECOMMUNICATIONS INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at February 28, 1998 and 1997

------------------------------------------------------------------------------------------------
                                                                    1998            1997
------------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                     $  1,064,908    $    179,770
  Restricted cash held in trust (note 2)                           2,291,662              --
  Assets held for resale (note 3)                                         --       6,750,000
  Accounts receivable (note 3)                                        25,282              --
  Prepaid expenses and advances (notes 3 and 6)                       15,357       2,839,445
------------------------------------------------------------------------------------------------
                                                                   3,397,209       9,769,215

Capital assets (notes 3 and 7)                                       157,957              --
------------------------------------------------------------------------------------------------
                                                                $  3,555,166    $  9,769,215
------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity (Deficiency in Assets)

Current liabilities:
Accounts payable and accrued liabilities                        $    147,599    $ 11,937,093
Restricted accounts payable and accrued liabilities (note 2)       2,374,315              --
Current portion of long-term debt (notes 2 and 8)                    150,150      19,159,271
------------------------------------------------------------------------------------------------
                                                                   2,672,064      31,096,364

Employee obligations (note 9(c))                                     434,000              --

Long-term debt (note 8)                                              722,932              --

Shareholders' equity (deficiency in assets):
Share capital (note 9)                                             9,818,356       9,290,446
Shares to be issued (note 10)                                             --       4,010,468
Deficit                                                          (10,092,186)    (34,628,063)
------------------------------------------------------------------------------------------------
                                                                    (273,830)    (21,327,149)

Contingencies (notes 2, 3 and 12)
Subsequent events (note 13)
------------------------------------------------------------------------------------------------
                                                                $  3,555,166    $  9,769,215
------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

On behalf of the Board:


                             Director                                   Director
-----------------------------            ------------------------------

SUNCOM TELECOMMUNICATIONS INC.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------------
                                                                             Years ended
                                                        ----------------------------------------------------------
                                                          February 28,       February 28,        February 29,
                                                          1998               1997                1996
------------------------------------------------------------------------------------------------------------------
Revenue                                                   $  1,274,385       $  38,328,435       $  46,344,583

  Costs and expenses:
  Direct costs                                                 814,465          34,036,369          43,211,488
  Selling, general and administrative expenses
    (schedule)
                                                             3,047,122          17,279,989          21,266,137
  Depreciation and amortization                                  7,167           9,325,803          12,989,345
------------------------------------------------------------------------------------------------------------------
                                                             3,868,754          60,642,161          77,466,970
------------------------------------------------------------------------------------------------------------------

Loss before other income (expense)                           2,594,369          22,313,726          31,122,387

Other income (expense):
Gain on forgiveness of debt (note 2)                        25,672,726                  --                  --
Gain on sale of CNC and CNT (note 4)                         3,010,000                  --                  --
Loss on settlement of TeleHub lawsuit (note 6)              (1,560,420)                 --                  --
Interest revenue                                                81,469                  --                  --
Foreign exchange gains (losses)                                  6,143            (261,167)           (364,050)
Income tax interest and penalties                             (125,021)                 --                  --
Miscellaneous                                                   45,349             173,921             112,023
Loss on settlement of class action lawsuit                          --          (3,312,000)                 --
                     (note 12(b))
Write-down of assets held for resale (note 3)                       --         (15,207,861)                 --
Gain on sale of ITI and BTC (note 5)                                --             663,783                  --
VisionTel lawsuit expenses                                          --            (441,198)         (1,152,044)
Write-down of acquired customer base                                --                  --          (9,719,957)
Write-down of deferred costs and capital assets                     --                  --          (5,551,834)
Telecommunication and capital taxes                                 --                  --            (742,001)
------------------------------------------------------------------------------------------------------------------
                                                            27,130,246         (18,384,522)        (17,417,863)
------------------------------------------------------------------------------------------------------------------

Net income (loss) for the year                              24,535,877         (40,698,248)        (48,540,250)

Deficit, beginning of year                                 (34,628,063)       (111,464,815)        (62,924,565)

Reduction of common share stated capital (note 9(d))                --         117,535,000                  --
------------------------------------------------------------------------------------------------------------------

Deficit, end of year                                      $(10,092,186)      $ (34,628,063)      $(111,464,815)
------------------------------------------------------------------------------------------------------------------

Net income (loss)  per common share (note 1(j))           $       0.50       $       (0.99)      $       (2.78)
------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

SUNCOM TELECOMMUNICATIONS INC.

Consolidated Statements of Changes in Financial Position
(Expressed in Canadian dollars)

---------------------------------------------------------------------------------------------------------------------
                                                                                  Years ended
                                                             --------------------------------------------------------
                                                               February 28,       February 28,        February 29,
                                                               1998               1997                1996
---------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
  Net income (loss) for the year                               $ 24,535,877       $(40,698,248)      $(48,540,250)
  Items not involving cash:
    Loss on settlement of TeleHub lawsuit                         1,560,420                 --                 --
    Depreciation and amortization                                     7,167          9,325,803         12,989,345
    Gain on sale of CNC and CNT                                  (3,010,000)                --                 --
    Gain on forgiveness of debt                                 (25,672,726)                --                 --
    Amortization of deferred foreign exchange loss                       --            261,167            235,848
    Gain on sale of ITI and BTC                                          --           (663,783)                --
    Write-down of assets held for resale                                 --         15,207,861                 --
    Write-down of deferred costs and capital assets
                                                                         --                 --          5,551,834
    Write-down of acquired customer base                                 --                 --          9,719,957
  Change in non-cash operating working capital:
    Accounts receivable                                             (25,282)         4,780,681          2,281,177
    Prepaid expenses and advances                                 1,263,668         (1,756,083)           371,659
    Accounts payable and accrued liabilities                     (2,901,724)        (6,824,661)           106,181
    Unearned revenue and tenant inducements                              --           (230,115)           (26,490)
  -------------------------------------------------------------------------------------------------------------------
                                                                 (4,242,600)       (20,597,378)       (17,310,739)

Financing:
  Issuance of common shares                                         527,910         28,102,576         17,106,480
  Shares to be issued                                            (4,010,468)        (3,692,790)         7,703,258
  1999 convertible debentures issued                                722,932                 --                 --
  Proceeds from issuance of notes                                   150,150                 --                 --
  Employee obligations                                              434,000                 --                 --
  1998 series convertible debentures issued                              --         15,512,330                 --
  1998 series convertible debentures repaid                              --         (6,933,000)                --
  1998 series convertible debentures converted                           --         (1,021,905)                --
  Demand loans incurred (repaid)                                         --         (5,814,363)         5,814,363
  Bank indebtedness of U.S. subsidiaries at disposal date
                                                                         --          1,758,355                 --
  Capital lease obligations                                              --                 --          2,058,769
  Capital lease payments                                                 --         (1,134,285)        (2,290,767)
  Interest portion of lease payments                                     --            362,141            399,269
  -------------------------------------------------------------------------------------------------------------------
                                                                 (2,175,476)        27,139,059         30,791,372

Investments:
  Proceeds on sale of subsidiaries                                3,010,000                 --                 --
  Proceeds on sale of assets                                      6,750,000                 --                 --
  Restricted cash held in trust                                  (2,291,662)                --                 --
  Acquisition of capital assets                                    (165,124)           (68,425)        (3,012,504)
  Deferred financing costs                                               --         (6,290,306)        (1,584,032)
  Licence and acquired customer base                                     --            (41,030)        (8,580,849)
  Deferred advertising and media research costs                          --                 --           (204,706)
  Deferred acquisition costs                                             --                 --           (176,622)
  -------------------------------------------------------------------------------------------------------------------
                                                                  7,303,214         (6,399,761)       (13,558,713)
---------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                    885,138            141,920            (78,080)

Cash and cash equivalents, beginning of year                        179,770             37,850            115,930
---------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                         $  1,064,908       $    179,770       $     37,850

--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

1.    Significant accounting policies:

(a)   Basis of presentation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in note 14, these principles do not differ materially from accounting principles generally accepted in the United States.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All subsidiaries were acquired from unrelated parties and have been accounted for using the purchase method.

Their results of operations have been included from the respective effective dates of acquisition. All significant intercompany balances and transactions have been eliminated.

      Canadian subsidiaries                             United States subsidiaries
      ---------------------                             --------------------------
      Cam-Net Communications Inc. ("CNC")  **           Business Telecommunications Corp. ("BTC") *
      Cam-Net Telecommunications Inc. ("CNT")  **       Cam-Net Inc.
      Canadian-American Communications Inc.             Cam-Net Holdings Inc.
      Canadian Northstar Transmission Systems Ltd.      Cam-Net Systems Inc.
      Preferred Telemanagement Inc. ("PTI")             Integrated Telemanagement Inc. ("ITI") *
      Direct Advantage Inc.                             Northstar Transmission Systems Inc.
                                                        Northstar Telesolutions Inc.

      *     Both of these U.S. subsidiaries were sold on November 27, 1996 (note
            5). The results of operations to the sale date are included in these consolidated financial statements.
      ** Both of these Canadian subsidiaries were sold on April 30, 1997 (note 4). The results of operations to the sale date are included in these consolidated financial statements.

(b) Cash and cash equivalents:

Cash and cash equivalents includes short-term instruments which, on acquisition, have a remaining term to maturity of three months or less.

(c) Capital assets:

Capital assets, including assets under development, are recorded at cost. Depreciation is recorded using the straight-line method over the following estimated useful lives:

      Telecommunications equipment               5 - 10 years
      Computer equipment and billing systems          5 years
      Service vehicles                                4 years
      Office equipment                                5 years

      Leasehold improvements                          5 years

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 2
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

1.    Significant accounting policies (continued):

(c)   Capital assets (continued):

No depreciation is recorded on capital assets either under development or net yet put in use.

(d)   Deferred advertising and media research costs:

Costs to research, develop and implement a comprehensive marketing program for the Company's long distance services are deferred. These costs are amortized over a three year period or written-off if it is determined that the costs will not be recovered through operations.

(e)   Deferred financing costs:

Costs incurred to obtain financing are initially deferred until the related financing is complete. Costs relating to debt financing are amortized over the term of the debt. Costs relating to equity financing are charged to share capital upon issuance of the related shares.

(f)   Deferred acquisition costs:

Deferred acquisition costs comprise costs related to various acquisition projects in process. These costs are capitalized as part of the acquisition when completed, or written-off if the project is abandoned.

(g)   Licence and acquired customer base:

Licences are recorded at cost. Amortization is recorded on a straight-line basis over the life of the licence. In applying the purchase method for business combinations, acquired customer base has been recorded on the acquisition of subsidiaries to the extent that the fair value of the consideration paid (including shares issued at market value and liabilities assumed) exceeds the amounts assigned to the net identifiable assets acquired.

Acquired customer base is amortized using the straight-line method over a seven year period. Acquired customer base arising on payment of contingent consideration is amortized over a seven year period from the date the contingent consideration is paid.

On an ongoing basis, the Company evaluated the net carrying value of licence and acquired customer base recoverability. A write-down would have been recognized should the long-term expectation be that the net carrying amount of licence and acquired customer base would not be recovered. The basis for measurement of this recovery was management's expectation of future non-discounted earnings from the licence and operations acquired.

(h) Revenue recognition:

The Company recognizes revenue from long-distance services based on customer usage as recorded and rated through its electronic switching and billing systems.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 3
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

1. Significant accounting policies (continued):

(i) Foreign exchange:


Balance sheet items denominated in United States dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Statement of operations items are translated at actual or average rates prevailing during the year. Gains and losses on translation of long-term monetary items are deferred and amortized over the remaining life of the items. Gains and losses on translation of current monetary items are included in operations as incurred.

(j) Net income (loss) per common share:

Basic net income (loss) per common share is computed based on the weighted average number of common shares outstanding during the year, which were are follows:

            1998                    48,619,799

            1997                    41,084,545

            1996                    17,442,488

      Fully diluted earnings per share for 1998 is $0.40. Fully diluted earnings per share has not been presented for 1997 and 1996 as this would have the effect of reducing the loss per share.

(k) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimated and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In these consolidated financial statements, significant areas requiring the use of management estimates relate to the determination of the recoverability of accounts receivable and capital assets and the related income statement amounts for bad debt expense, depreciation and amortization. Actual results could differ from those estimates.

(l) Financial instruments:

The fair value of accounts receivable, advances and accounts payable and accrued liabilities approximates their carrying values due to the short term nature of these amounts. The fair value of the Company's debt at February 28, 1998, which includes debentures and notes payable, approximates their carrying values as these instruments have been recently issued at market rates of return.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 4
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

2. Reorganization plan:

On January 14, 1997, the Company and its Canadian subsidiaries filed for and received protection under the Company Creditors' Arrangements Act ("CCAA"). On July 4, 1997, the Company submitted a Reorganization Plan (the "Plan") to its secured and unsecured creditors. Secured and unsecured creditors approved the Plan on August 8, 1997. Details of the Plan are as follows:

o     $6,550,772 of the $6,750,000 received on the asset sale as disclosed in note 3 and approximately $3,000,000 received on the sale of the Company's subsidiaries CNC and CNT as disclosed in note 4 were paid into a trust account. $1,000,000 of the $6,550,772 received on the sale of assets represents a conditional payment;

o Secured creditors with outstanding claims of approximately $5,400,000 were paid $3,222,724 in cash, issued 1,000,000 shares (note 9(b) and were issued a share purchase warrant to acquire 1,000,000 shares in the Company at $1 per share. In addition, the Company agreed with one secured creditor on a further $500,000 as an outstanding claim which will only be settled from contingent consideration which may be earned on the sale of CNC and CNT (note 4);

o Crown claims, which consist primarily of income, sales or capital taxes, were to be settled outside the Plan and approximately $580,000 of the proceeds paid into the trust account was segregated to pay for potential Crown claims. To February 28, 1998, no amounts have been paid for potential Crown claims and $174,315 of recorded Crown claims are included in restricted accounts payable and accrued liabilities;

o $200,000 of the proceeds paid into the trust account was segregated to pay for creditor claims after the Company and its Canadian subsidiaries entered CCAA protection. To February 28, 1998, $185,551 in post CCAA claims have been paid;

o $280,000 of the proceeds paid into the trust account was segregated to pay for employee and consulting commissions relating to the assets sale as disclosed in note 3 and the sale of CNC and CNT as disclosed in note 4. At February 28, 1998, all commissions have been paid and the amount paid was $280,715;

o $300,000 of the proceeds paid into the trust account was segregated to pay for legal, monitor and audit costs and $35,000 for employee severance. To February 28, 1998, $580,005 had been paid for legal, monitor and audit costs and $32,925 for employee severances;

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 5
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

2. Reorganization plan (continued):

o $300,000 of the proceeds paid into the trust account was paid to the Company for working capital purposes on the condition that the $300,000 is repayable to the trust account out of any further recoveries from outstanding litigation and thus may be available to unsecured creditors to the extent of future recoveries. $100,000 of the $300,000 has been received by the trust account from recoveries from litigation. The remaining $200,000 is owed to the trust account as the Company has received in excess of $300,000 from lawsuit recoveries. The Company is claiming a right of offset of $200,000 for expenses incurred in respect of the lawsuits and other CCAA matters. The trustee has not agreed to these offsets. The outcome of this dispute is not determinable; and

o Unsecured creditors with outstanding claims of approximately $31,000,000 were to share in the funds remaining in the trust account based on a formula which allocated a portion of the remaining funds to the Company's creditors and a portion to the Company's subsidiaries' creditors. To February 28, 1998, unsecured creditor claims aggregating $2,892,724 have been paid. In addition, 13,000,000 shares were to be issued to the unsecured creditors based on the same formula used to allocate the remaining cash in the trust account (note 9(c)).

Actual receipts and expenditures of the trust account from the date of inception to February 28, 1998 are as follows:

--------------------------------------------------------------------------------

Receipts:
  Proceeds from sale of assets                                        $6,550,772
  Proceeds from the sale of CNC and CNT                                3,070,000
  Interest revenue                                                        78,565
  Lawsuit recovery                                                       100,000
  Miscellaneous revenue                                                    2,125
  ------------------------------------------------------------------------------
                                                                       9,801,462

Expenditures:
  Secured creditor payments                                            3,222,724
  Unsecured creditor payments                                          2,892,778
  Legal, monitor and audit costs                                         580,005
  Commissions                                                            280,715
  Working capital                                                        300,000
  Post filing claims                                                     185,551
  Severance costs                                                         32,925
  Other                                                                   15,102
  ------------------------------------------------------------------------------
                                                                       7,509,800
--------------------------------------------------------------------------------

Restricted cash held in trust                                         $2,291,662
--------------------------------------------------------------------------------

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 6
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

2. Reorganization plan (continued):

The remaining restricted cash held in trust will be distributed to unsecured creditors once the following matters are settled:

o The $1,000,000 conditional payment received on the asset sale (note 3) is currently in dispute. The purchaser is claiming that the conditional payment should be returned to the purchaser. The Company is claiming that the conditional payment should be released and available to settle creditor claims. The outcome of this dispute is currently not determinable; and

o Crown claims for various taxes are currently in negotiation. The Company has recognized a gain on forgiveness of debt of approximately $25,700,000 representing total secured and unsecured debt of approximately $34,200,000 less the $6,100,000 paid to secured and unsecured creditors from the trust account to date and less a further estimated payment of $2,400,000. To the extent that there is not enough cash in the trust fund to pay the estimated $2,400,000 after settlement of Crown claims and the conditional payment dispute, the difference will represent additional gain on forgiveness of debt which will be recognized at that time.

3. Sale of assets:

On April 7, 1997, the Company sold its accounts receivable, capital assets including leased assets, licences and acquired customer base for cash of $6,750,000. These assets sold represented all of the Company's and subsidiaries' significant operating assets.

As at February 28, 1997, the following write-down of assets was required to reflect the difference between the proceeds received subsequent to year end and the net book values of the assets sold:

--------------------------------------------------------------------------------

Proceeds received on April 7, 1997                                 $ 6,750,000
Less carrying value of assets sold at February 28, 1997:
     Accounts receivable                                             3,947,599
     Prepaid expenses and advances                                   1,790
     Capital assets                                                  8,259,086
     Licence and acquired customer base                              6,087,834
     Deferred costs                                                  3,661,552
     ---------------------------------------------------------------------------
                                                                    21,957,861
--------------------------------------------------------------------------------
Write-down recorded at February 28, 1997                           $15,207,861
--------------------------------------------------------------------------------

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 7
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

3. Sale of assets (continued):

Of the $6,750,000 received, $1,000,000 is a conditional payment to protect the purchaser against incorrect representations or warranties by the Company and its subsidiaries in relation to the accounts receivable and customer base. The contingent payment was to be released 150 days after April 8, 1997 if the purchaser made no claim against the hold-back. The purchaser is disputing the entire amount of the hold-back, whereas the Company believes the hold-back should be released. The outcome of this contingency is not determinable.

4. Disposal of CNC and CNT:

On April 30, 1997, the Company sold the common shares of its wholly-owned subsidiary, CNC, including CNC's wholly-owned subsidiary, CNT, for cash proceeds of $3,070,000. After deducting commissions paid on the sale of $60,000, the Company realized a gain on the sale of $3,010,000. Additional contingent consideration will be receivable to the extent of 15% of CNC's consolidated net income for each fiscal year of CNC commencing 36 months after April 30, 1997. Contingent consideration will be recorded when the amounts are determinable. The first $500,000 of contingent consideration received will be payable to a secured creditor as disclosed in note 2. Additional amounts will be available to the Company and are not available for CCAA creditors.

5. Disposal of ITI and BTC:

On November 27, 1996, the Company disposed of its interests in two wholly-owned subsidiaries, ITI and BTC, for cash consideration of U.S. $350,000 and notes receivable totaling U.S. $2,000,000 subject to a reduction in the notes receivable if the net financial liabilities of ITI and BTC at the disposal date exceed $1,600,000. Several items relating to the sale, including the amount of the net financial liabilities of ITI and BTC, are in dispute and, accordingly, collection of the cash and notes is uncertain. To reflect this uncertainty, the Company has recorded only nominal consideration, resulting in a gain on sale of $663,783, which represents the net financial liabilities of ITI and BTC at the date of the disposal as recorded in the Company's consolidated financial statements.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 8
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

6. Prepaid expenses and advances:

--------------------------------------------------------------------------------
                                                         1998            1997
--------------------------------------------------------------------------------

TeleHub advance                                        $    --        $1,845,885
Prepaid expenses                                         3,442           361,875
Deposits                                                11,915           603,600
Employee advances                                           --            28,085
--------------------------------------------------------------------------------
                                                       $15,357        $2,839,445
--------------------------------------------------------------------------------

On September 6, 1996, the Company entered into an agreement with TeleHub Communications Corp. ("TeleHub"), a Nevada corporation, whereby TeleHub agreed to design and implement for the Company a unique technological system of computer operated programs (the "System") which was to have provided the Company with the billing, customer service, customer accounting and network platform functions necessary for the Company to be competitive in the long distance telephone reselling industry.

Under the terms of the Agreement, the Company was required to pay U.S. $1,175,000 to TeleHub and an additional U.S. $325,000 upon completion of the system. The Company paid the required U.S. $1,175,000 and an additional U.S. $175,000 as an advance on the completion price for total consideration of U.S. $1,350, 000 (CDN. $1,845,885).

It was the Company's position that TeleHub did not complete the System and accordingly, the Company had filed a Complaint for Breach of Contract (the "Complaint") in the United States District Court for the Northern District of Illinois, Eastern Division. The Company was seeking repayment of U.S. $1,350,000 from TeleHub and compensatory, consequential and incidental damages in excess of U.S. $200,000,000.

The TeleHub litigation was settled in 1997 and the Company received U.S. $450,000 (CDN. $633,000).

7. Capital assets:

--------------------------------------------------------------------------------
                                                                       1998
--------------------------------------------------------------------------------
                                                   Accumulated         Net book
                                        Cost       depreciation        value
--------------------------------------------------------------------------------

Office equipment                        $165,124   $4,167              $160,957
--------------------------------------------------------------------------------

On December 11, 1997, the Company acquired office equipment, billing center customer contracts and certain licenses relating to a Call Center operating in Indianapolis for U.S. $105,000. The purchase price has been allocated to office equipment in the amount of CDN. $150,150.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 9
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

8. Long-term debt:

--------------------------------------------------------------------------------
                                                          1998          1997
--------------------------------------------------------------------------------

1999 series convertible debentures                  $    722,932   $         --

Note payable                                             150,150

1998 series convertible debentures                            --     14,490,425

Obligations under capital leases                              --      4,668,846
--------------------------------------------------------------------------------
                                                         873,082     19,159,271
Less current portion                                     150,150    (19,159,271)
--------------------------------------------------------------------------------
                                                    $    722,932   $         --
--------------------------------------------------------------------------------

1999 series convertible debentures:

As part of a U.S. $4,000,000 (subsequently closed in March 1998 at U.S. $850,000) offering of convertible debentures, the Company received U.S. $500,000 (CDN. $722,932) between November 20, 1997 and February 28, 1998. The debentures bear interest at 9% per annum, are repayable on or before a date to be determined to be nine months after this public offering is completed and are convertible into common shares of the Company at a rate of U.S. $0.10 per share at any time after March 12, 1998. Subsequent to year end, the Company received a further U.S. $250,000 and the offering was closed. All the debenture holders have subsequently exchanged their debentures for common stock and 8,500,000 shares have been subsequently issued. The Company has not determined nor separated the liability and equity components of the convertible debentures due to the subsequent conversion of all the debentures to common shares.

Note payable:

The Company issued a U.S. $105,000 (CDN. $150,150) promissory note in conjunction with an acquisition of assets as disclosed in note 7. The note is non-interest bearing, secured by the assets purchased, repayable on December 31, 1998 or convertible into common shares of the Company at a rate of U.S. $0.10 per share on December 31, 1998.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 10
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

8. Long-term debt (continued):

1998 series convertible debentures:

On May 31, 1996, the Company received U.S. $11,300,000 on issuance of debentures bearing interest at 11.5% per annum, repayable on May 31, 1998 and convertible into common shares of the Company at the option of the holder at a price of U.S. $2.00 per share. Part of the proceeds were used to redeem the 1997 series convertible debentures.

The Company also issued 4,235,661 common shares to the debenture holders as an inducement fee and 541,666 common shares to a third party as a finders fee.

During 1997, U.S. $750,000 in convertible debentures were converted into 375,000 common shares. The obligations under the 1998 series convertible debentures were settled pursuant to the court approved reorganization plan as disclosed in note 2.

Obligations under capital leases:

Obligations under capital leases were settled pursuant to the court approved reorganization plan as disclosed in note 2.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 11
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

9. Share capital:

(a) Authorized:

200,000,000 common shares without par value
150,000,000 class A preference shares without par value
150,000,000 class B preference shares without par value

(b) Issued and outstanding common shares:

---------------------------------------------------------------------------------------------------------
                                                                                Number
                                                                               of shares        Amount
---------------------------------------------------------------------------------------------------------
Balance, February 28, 1995                                                    14,692,155    $  81,616,390

Shares issued during the year:
 For cash on the exercise of employee and director options                     3,102,500        5,157,750
 For settlement of debt                                                        2,495,647        4,587,277
 Acquisition of Telesolutions Corporation                                        146,219          627,280
 Acquisition of Preferred Telemanagement Inc.                                    192,432          443,822
 Conversion of preferred shares                                                2,799,542        2,884,356
 Finders' fees                                                                   246,667          843,926
 For employees' compensation                                                      33,446          102,738
 Acquisition of Network Teleconnect Ltd.                                           5,401           15,268
 Acquisition of Integrated Telemanagement Inc.                                 1,144,446        1,876,891
 Acquisition of cellular licence                                                 590,147          835,001
 Less share issue costs incurred on conversion of preferred shares                    --         (267,829)
---------------------------------------------------------------------------------------------------------

Balance, February 29, 1996                                                    25,448,602       98,722,870

Shares issued during the year:
 For cash on the exercise of employee and director options                     8,686,018       11,984,886
 For cash on the exercise of warrants                                            200,000          274,000
 For settlement of debt                                                        6,107,994        9,485,974
 For employees' compensation                                                      34,797           34,797
 For inducement fee relating to 1998 series convertible debentures

                                                                               4,351,194        4,622,208
 For finders' fee relating to 1998 series convertible debentures                 692,130          750,903
 Conversion of 1998 series convertible debentures                                375,000        1,021,905
 Acquisition of Integrated Telemanagement Inc.                                    97,466               --
 Conversion of preferred shares                                                   30,761           35,375

 Less share issue costs                                                               --         (107,472)
 Less adjustment applied to eliminate deficit                                         --     (117,535,000)
---------------------------------------------------------------------------------------------------------
Balance, February 28, 1997                                                    46,023,962        9,290,446

Shares issued during the year:
 For settlement of debt                                                        1,000,000           28,000
 For employees' and directors' compensation                                    5,566,000          316,396
 For services received                                                         1,310,811          183,514
---------------------------------------------------------------------------------------------------------
Balance, February 28, 1998                                                    53,900,773    $   9,818,356
---------------------------------------------------------------------------------------------------------

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 12
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

9. Share capital (continued):

(b) Issued and outstanding common shares (continued):

Shares issued as consideration on the acquisition of customer base have been recorded based on the value specified in the purchase agreements, which was not greater than the market value of the shares at the date of issuance. Where no price is specified in the purchase agreement, shares issued have been recorded based on the market value of the shares at the date of issuance. Shares issued for directors and employee compensation and for services received have been recorded at the market value of the shares at date of issuance.

(c) Commitments to issue common shares:

The Company has committed to issue 13,000,000 shares to former creditors under a reorganization plan as disclosed in note 2. The Company has reserved a further 6,000,000 shares for issuance to employees and directors for future compensation. At February 28, 1998, the Company is obligated to issue 3,100,000 shares with a value of $434,000 to directors and employees for services rendered to February 28, 1998.

(d) Reduction of share capital:

On August 22, 1996, the shareholders of the Company passed a special resolution to reduce the stated capital of the Company's common shares by $117,535,000.

(e) Outstanding warrants and options:

Warrants to acquire 1,000,000 shares at $1.00 per share are outstanding at February 28, 1998.

Options to acquire 100,000 shares at $1.28 per share are outstanding at February 28, 1998.

10. Shares to be issued:

During the year ended February 28, 1997, the Company received U.S. $600,000 (CDN. $829,968) as part of a U.S. $3,000,000 private placement. The subscriber had not paid the remaining U.S. $2,400,000 due under the subscription agreement and the Company had not issued any shares to the subscriber. The subscriber advised the Company that they did not intend to complete the subscription. The subscriber filed a claim as a creditor pursuant to the Company's reorganization plan and was recognized by the court as a creditor. This unsecured amount was settled pursuant to the court approved reorganization plan as disclosed in note 2.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 13
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

10. Shares to be issued (continued):

The Company entered into agreements to settle outstanding accounts payable in the amount of $100,000 relating to directors insurance and $3,070,500 related to a class action lawsuit (note 12(b)) by the issuance of common shares of the Company. The number of shares to be issued was based upon the average trading price of the common shares for the ten days prior to the settlement dates. These unsecured amounts were settled pursuant to the court approved reorganization plan as disclosed in note 2.

11. Income taxes:

The Company's wholly-owned subsidiary, PTI, has non-capital income tax loss carryforwards of approximately $7,000,000 expiring over a four year period commencing in 2001.

12. Contingencies:

(a) VisionTel settlement:

On March 26, 1996, the Company and the former owners of the Company's wholly-owned subsidiary, VisionTel, which was acquired in 1992 and subsequently amalgamated with the Company, settled a dispute over consideration due under the acquisition agreement. Under the settlement agreement, the Company agreed to pay the former owners $4,000,000 in monthly installments over the 1997 fiscal year. Consideration payable included $100,000 in cash with the remaining payments in cash or in common shares of the Company, at the sole option of the Company, with such shares having a market value equal to the cash payment due. At February 28, 1997, the Company owed the former owners approximately $1,250,000 which is included in accounts payable (note 10). This liability was settled in fiscal 1998 as part of the reorganization plan disclosed in note 2.

(b) Class action lawsuit:

A U.S. investor served the Company with a class action complaint during 1995. The complaint alleged that the Company made certain misleading statements and omissions of material fact and sought damages on behalf of all purchasers of shares of the Company from July 7, 1993 until September 2, 1994.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 14
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

12. Contingencies (continued):

(b) Class action lawsuit (continued):

The Company reached an agreement in principle to settle this class action through the issuance of common stock with a value of U.S. $2,225,000 and the payment of expenses of settlement in an amount not to exceed U.S. $175,000. In fiscal 1997, the settlement was approved by the United States District Court and the various individuals included in the class. However, the shares had not been issued as the various individuals included in the class were seeking a cash settlement. In fiscal 1997, the Company had accrued U.S. $175,000 in accounts payable and U.S. $2,225,000 in shares to be issued to reflect this settlement. This unsecured liability was settled in fiscal 1998 as part of the reorganization plan disclosed in note 2.

13. Subsequent events:

On May 27, 1998, the Company signed an agreement to acquire all the outstanding shares of Tricor Telemanagement Inc., a privately held provider of independent telecommunications consulting services in Canada and the U.S., for 1,200,000 common shares of the Company. This agreement in subject of a number of conditions including regulatory and shareholder approvals and due diligence procedures. As discussed in note 8, the Company received U.S. $350,000 in March 1998 on the issuance of convertible debentures. In addition, all U.S. $850,000 of convertible debentures were exchanged for common shares and 8,500,000 common shares were issued.

14. Reconciliation of Canadian to United States generally accepted accounting principles ("GAAP"):

These financial statements are prepared in accordance with Canadian GAAP, which do not differ materially from U.S. GAAP with respect to the accounting policies and disclosures in these financial statements, except as follows:

(a) Statement of operations, total assets and deficiency in assets:

Under U.S. GAAP, deferred advertising and media research costs and foreign exchange gains and losses deferred under Canadian GAAP would be expensed. In addition, shares to be issued for settlement of debt would be classified as long-term liabilities until the shares are issued.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 15
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

14. Reconciliation of Canadian to United States generally accepted accounting principles ("GAAP") (continued):

(a) Statement of operations, total assets and deficiency in assets (continued):

The effect of the differences on loss for the years, total assets and deficiency in assets are as follows:

--------------------------------------------------------------------------------
                                          1998           1997           1996
--------------------------------------------------------------------------------
Net income (loss), as determined
 in accordance with Canadian GAAP    $ 24,535,877   $(40,698,248)  $(48,540,250)
Deferred advertising and media
 research costs                                --             --      7,134,498
 Deferred foreign exchange loss                --        261,167        260,348
--------------------------------------------------------------------------------
Net income (loss), as determined
 in accordance with U.S. GAAP        $ 24,535,877   $(40,437,081)  $(41,145,404)
--------------------------------------------------------------------------------
Net income (loss) per share - U.S.
 GAAP                                $       0.50   $      (0.98)  $      (2.36)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                         1998           1997
--------------------------------------------------------------------------------
Total assets, as determined in
 accordance with Canadian GAAP
 and U.S. GAAP                                      $  3,555,166   $  9,769,215
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                            1998           1997
--------------------------------------------------------------------------------
Shareholders' equity (deficiency
 in assets), as determined in
 accordance with Canadian GAAP                      $   (273,830)  $(21,327,149)
 Shares to be issued                                          --     (4,010,468)
--------------------------------------------------------------------------------
Shareholders' equity (deficiency
 in assets), as determined in
 accordance with U.S. GAAP                          $   (273,830)  $(25,337,617)
--------------------------------------------------------------------------------

(b) Statement of changes in financial position:

Under U.S. GAAP, the statement of changes in financial position is presented as a statement of cash flows.

Under a cash flow presentation non-cash transactions would not be shown in the statement but would be disclosed separately in a note to the financial statements.

SUNCOM TELECOMMUNICATIONS INC.

Notes to Consolidated Financial Statements, page 16
(Expressed in Canadian dollars)

Years ended February 28, 1998 and 1997 and February 29, 1996

--------------------------------------------------------------------------------

14. Reconciliation of Canadian to United States generally accepted accounting principles ("GAAP") (continued):

(b) Statement of changes in financial position (continued):

In respect of these financial statements, the Company had the following material non-cash transactions:

--------------------------------------------------------------------------------
                                             1998        1997          1996
--------------------------------------------------------------------------------

Issuance of shares for:
 Acquisitions                             $     --   $        --   $ 3,798,262
 Settlement of debt                         28,000     9,485,974     4,587,277
 Inducement fee                                 --     4,622,208            --
 Finders' fee                                   --       750,903       843,926
 Employee and director compensation        316,396        34,797       102,738
 Services received                         183,514            --            --
--------------------------------------------------------------------------------
                                          $527,910   $14,893,882   $ 9,332,203
--------------------------------------------------------------------------------

The above amounts would be subtracted from the related balances in the Canadian GAAP statements of changes in financial position for funds provided by and used in financing activities with corresponding reductions in the related balance for funds used in investing activities, with the exception of the settlement of debt and employee compensation transactions, which would affect funds used for operations. Under U.S. GAAP, interest and income taxes paid would be disclosed supplementally to the cash flow statement. Interest of $nil (1997 - $1,991,870; 1996 - $1,255,775) was paid in the year. No income taxes were paid in the years presented.

(c) Income taxes:

In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes". Statement 109 has changed the method companies use to account for income taxes from the deferred method to an asset and liability method. The application of this statement would not have a material effect on the Company's financial statements. In addition, certain disclosure requirements of this statement are not included in these financial statements.

(d) Income statement classification:

Under U.S. GAAP, no subtotals would be presented in the consolidated statements of operations immediately after costs and expenses. All items disclosed as other income (expense) except for the gain on settlement of debt would be included in income from operations.

The gain on settlement of debt would be disclosed as an extraordinary item.

SUNCOM TELECOMMUNICATIONS INC.

Consolidated Schedule of Selling, general and Administrative Expenses (Expressed in Canadian dollars)

--------------------------------------------------------------------------------
                                                       Years ended
                                      ------------------------------------------
                                       February 28,  February 28,  February 29,
                                          1998           1997          1996
--------------------------------------------------------------------------------

Wages and benefits                    $ 1,230,890    $ 5,983,043   $ 6,590,337
Accounting and legal                      664,453      1,069,798     1,290,542
Office and sundry                         532,097        447,128       604,219
Insurance                                 210,943        261,193       306,394
Consulting fees                           176,721        664,734       255,999
Travel and promotion                      106,319        396,780       326,238
Rent, utilities and property taxes         69,062        726,582     1,065,890
Telephone                                  18,021        512,651       659,589
Marketing and advertising                  13,501        690,602     1,004,318
Commissions                                12,461        251,087     1,597,345
Automobile                                  4,063         63,297        74,996
Equipment rental                            3,346         54,924        37,572
Printing                                    1,982        148,217       177,497
Bank charges and interest                   1,779        144,758       148,191
Billing system fees                         1,311             --            --
Professional development                      173         21,760        31,798
Bad debts                                      --      1,368,702     1,659,229
Credit service                                 --         55,261       150,449
Debenture and demand loan interest             --      1,991,870     1,255,775
Financing charges                              --      1,910,532     2,262,956
Licences, taxes and dues                       --        246,850       174,175
Listing and filing fees                        --         55,410        95,389
Repairs and maintenance                        --        177,805       180,780
Subscriptions and dues                         --         18,339        22,416
Transfer agent                                 --         18,666        11,425
Prior year contribution charges made           --             --     1,282,618
--------------------------------------------------------------------------------
                                      $ 3,047,122    $17,279,989   $21,266,137
--------------------------------------------------------------------------------

                      Consolidated Financial Statements of

                         SUNCOM TELECOMMUNICATIONS INC.

                 (Formerly CAM-NET Communications Network, Inc.)
                         (Expressed in Canadian Dollars)
                                    Unaudited

              For the Quarter ended May 31, 1998, and May 31, 1997

                         SUNCOM Telecommunications, Inc.
                 (Formerly CAM-NET Communications Network, Inc.)

             Consolidated Balance Sheet as of May 31, 1998 and 1997
                         (Expressed in Canadian Dollars)
                                    Unaudited

                                                  ----------------------------
                                                      31-May          31-May
                                                       1998            1997
                                                  ----------------------------
ASSETS
 Current Assets:
  Cash and cash equivalents                       $    738,353    $     22,937
  Restricted funds held in trust                  $  2,291,662       6,349,041
  Accounts receivable                                   33,500    $
  Restricted receivable on sale of subsidiaries                   $  3,000,000
  Prepaid expenses and advances                   $      3,750    $  2,868,574
                                                  ----------------------------
                                                  $  3,067,265    $ 12,240,552

Capital Assets                                    $    157,957    $     15,000
Other Assets                                                      $
Acquired Customer Base                                            $
                                                  ----------------------------
  Total Assets                                    $  3,225,222    $ 12,255,552
                                                  ----------------------------

LIABILITIES and DEFICIENCY in ASSETS

Current Liabilities:
  Accounts payable and accrued liabilities        $     99,103    $ 10,352,785
  Restricted Accounts Payable                        2,374,315    $
  Operating loan                                                  $
  Scheduled liabilities                                           $
  Current portion of long-term debt (1)                186,754    $ 19,000,485
                                                  ----------------------------
                                                  $  2,660,172    $ 29,353,270

Long-term debt                                         722,932    $
Employee Obligations                                   434,000
Deficiency in Assets:
  Share capital                                   $  9,818,356    $  9,290,446
  Shares to be issued                             $               $  4,010,468
                                                  ----------------------------
  Deficit                                         $(10,410,238)   $(30,398,632)
                                                  ----------------------------
                                                  $   (591,882)   $(17,097,718)
                                                  ----------------------------
  Total Liabilities and Deficiency in Assets      $  3,225,222    $ 12,255,552
                                                  ----------------------------

On behalf of the Board


/s/ "Raymond Mol"                                       /s/ "Dennis Sinclair"
----------------------                                  ----------------------
Director                                                Director

                         SUNCOM Telecommunications, Inc.
                 (formerly CAM-NET Communications Network, Inc.)

                Consolidated Statements of Operations and Deficit
                      March 1 through May 31, 1998 and 1997
                         (Expressed in Canadian Dollars)
                                    Unaudited

                                        ------------------------------
                                            31-May            31-May
                                             1998              1997
                                        ------------------------------
Revenue                                 $      88,629    $   1,069,343
Direct Costs                            $      82,168    $     635,084
                                        ------------------------------
 Gross Profit                           $       6,461    $     434,259

Operating Expenses                      $                $
                                        ------------------------------
 Income (loss from operations)          $       6,461    $     434,259

Administrative Expenses                 $     318,008    $     579,592
                                        ------------------------------
 Income (loss) before amortization
 and other Income and Expenses          $   (311,547)    $   (145,333)

Amortization:
 Capital assets                         $       6,505    $
 Acquired customer base                                  $
 Other assets                                            $
                                        ------------------------------
                                        $       6,505    $
                                        ------------------------------

 Loss before other income (expenses)    $   (318,052)    $   (145,333)
Other income (expenses)                 $                $
Interest and financing charges                           $
Gain on disposal of Subsidiaries        $                    4,374,764
                                        ------------------------------
 Income (loss) for the period           $   (318,052)    $   4,229,431
 Deficit, beginning of period           $(10,092,186)    $(34,628,063)
 Deficit, end of period                 $(10,410,238)    $(30,398,632)
                                        ==============================
 Income (loss) per share                $       (.01)    $        .09
                                        ==============================

On behalf of the Board


/s/ "Raymond Mol"                                  /s/ "Dennis Sinclair"
------------------------                           ------------------------
Director                                           Director

                         SUNCOM Telecommunications, Inc.
                 (Formerly CAM-NET Communications Network, Inc.)

            Consolidated Statements of Changes in Financial Position
                      March 1 through May 31, 1998 and 1997
                         (Expressed in Canadian Dollars)
                                    Unaudited

                                                      ------------------------
                                                         31-May        31-May
                                                          1998          1997
                                                      ------------------------

Cash provided by (used in)
Operations:
  Income (loss) for the period                        $ (318,052)  $ 4,229,431
  Item not involving cash:
    Amortization of capital assets                    $            $
    Amortization of acquired customer base                         $
    Amortization of other assets                                   $
    Loss (gain) on sale of subsidiaries               $
 Change in non-cash working capital:
    Restricted funds held in trust                    $             (6,349,041)
    Accounts receivable                                   (8,218)  $
    Restricted receivable on sale of subsidiaries     $             (3,000,000)
    Prepaid expenses and advantages                   $   11,607   $   (29,129)
    Accounts payable and accrued liabilities          $  (48,496)  $(1,584,308)
    Assets held for resale                            $   36,604     6,750,000
    Tenant inducements                                             $
    Scheduled liabilities                                          $
                                                      ------------------------
                                                      $ (326,555)  $    16,953
                                                      ------------------------

Financing
  Issue of common shares                              $            $
  Shares to be issued                                              $
  Increase (decrease) of operating loan                            $
  Long-term debt                                      $            $  (158,786)
  Debenture payable
                                                      ------------------------
                                                      $            $  (158,786)
                                                      ------------------------

Investments
  Acquisition of capital assets                       $            $   (15,000)
  Acquired customer base                                           $
  Other assets                                                     $
  Proceeds on sale of subsidiaries                    $
                                                      ------------------------
                                                      $            $   (15,000)
                                                      ------------------------

Increase (decrease) in cash and cash equivalents      $            $  (156,833)
                                                      ------------------------
Cash and cash equivalents, beginning of period        $1,064,908   $   179,770
                                                      ------------------------
Cash and cash equivalents, end of period              $  738,353   $    22,937
                                                      ------------------------

On behalf of the Board


/s/ "Raymond Mol"                                 /s/ "Dennis Sinclair"
-------------------------                         -------------------------
Director                                          Director

EXHIBIT                  SUMMARY OF REORGANIZATION PLAN

                       SUMMARY OF THE REORGANIZATION PLAN
                     OF CAM-NET COMMUNICATIONS NETWORK INC.,
                          AND ITS SUBSIDIARY COMPANIES

The capitalised words and terms used in this summary are defined in the "Definitions" section at the end of this summary.

History

      The Cam-Net Group commenced operations in 1986. At that time, its primary business was as an alternate long distance provider in the telecommunications industry. CWK is a public company which, until October 1996, was listed on both the Vancouver and NASDAQ Stock Exchanges.

      By 1996, the Cam-Net Group had expanded its operations to over $46 million of consolidated gross revenues, with over 42,000 Canadian customers representing 6.4% of the Canadian business market and 2.2% of Canada's residential customers. However the competitive pressures in the telecommunications industry, the increasingly high technology costs associated with the industry and a lack of sufficient working capital combined to erode the Cam-Net Group's profitability such that the Group suffered losses of more than $48 million in 1996.

      Despite a number of cost cutting measures carried out in late 1995 and early 1996, and changes in Management, the Group's ability to access the public and private markets to generate working capital was frustrated by the delisting of CWK in October of 1996. The negative publicity surrounding this event also caused an erosion in the customer base and a reduction of supplier confidence which put so much pressure on the working capital requirements of the Group that Management concluded that the Cam-Net Group should seek court protection under the CCAA.

      On January 14, 1997, the Cam-Net Group filed for and was granted court protection from its Creditors under the CCAA by the Court. Court protection was required in order to ensure that the Cam-Net Group's assets were kept intact during the reorganisation process and to allow the Cam-Net Group to carry on its business while formulating a restructuring plan. Concurrently, KPMG Inc. was appointed by the Court as Monitor to oversee and to assist in the development of the restructuring plans of the Cam-Net Group and to report to the Court and to the Creditors of the Cam-Net Group.

Court Proceedings

      On January 14, 1997, the Cam-Net Group applied to the Court for protection from its Creditors under the CCAA. The Initial Order stayed all proceedings against the Cam-Net Group, suspended the obligations of the Cam-Net Group incurred prior to the Filing Date, required all persons having agreements to supply goods or services to any of the Cam-Net Group to continue supplying the same and authorised the Cam-Net Group to implement a downsizing by means of an orderly disposition of certain of its assets and a reduction of its workforce. The Initial Order also appointed the Monitor to observe and report to the Court on a monthly basis on the financial and business affairs of the Cam-Net Group. The Initial Order was substantially confirmed by an Order made on February 5, 1997.

      Subsequent to the confirmation of the Initial Order, further orders were made by the Court in relation to various procedural and substantive matters including the approval of the sale transactions and the approval of settlements with certain Secured Creditors referred to under "Post Filing Developments" below.

      The Reorganisation Plan was approved by the Court for presentation to the Creditors for approval on

July 4, 1997.

Asset Sales

      It became apparent to Management of the Cam-Net Group after the Filing Date that it would not be able to obtain sufficient new financing for its business operations early enough in the restructuring to permit it to continue to service its Commercial and Residential Customer Base. In order to preserve the value of those assets and yield the greatest return to its Creditors, Management determined that it was in the best interests of the Cam-Net Group and its Creditors to sell the Commercial and Residential Customer Base for the best achievable price.

      Accordingly, Management solicited offers for the Customer Base and related technology and equipment used to service the Customer Base and entered into a tentative agreement to sell the Customer Base and related equipment to Primus, subject to the approval of the Court in the Proceeding. The Court approval process resulted in several potential purchasers, including Primus, submitting sealed bids to the Court and, in the result, the Court approved the sale of the Sold Assets to Primus pursuant to the Purchase Agreement for an amount which produced Sale Proceeds of approximately $6,590,000 on April 8, 1997. Of that amount, $1 million represents a conditional payment to protect Primus against incorrect representations or warranties by the Companies in relation to the customer base or receivables which will be released to the Cam-Net Group 150 days after April 8, 1997 if Primus makes no claim against the holdback.

      It was also apparent to Management that there were significant tax losses accrued within the Cam-Net Group as a result of the business losses incurred during recent years. These tax losses would cease to have value over time, and could not be readily used by the Cam-Net Group following the sale of the Sold Assets. Accordingly, the Cam-Net Group solicited offers for the shares of CNC which CWK owned and on April 17, 1997, CWK entered into the LTG Agreement which contemplated the payment of $3,000,000 to CWK, subject to certain conditions, on or before September 30, 1997. The LTG Agreement was approved by the Court in the Proceeding. The first $100 of the purchase price was paid for the Shares and the remainder is due on or before September 30, 1997. The payment of that amount at the end of September is primarily dependent upon a favourable tax ruling from Revenue Canada and upon Creditor and Court approval of a Plan of Arrangement under the CCAA for CNC and CNT.

      The LTG Agreement also contained an option for LTG to acquire most of the balance of the unissued shares of CWK for an additional amount and a provision for the future payment of the intercompany debt owed to CWK by CNC commencing in the year 2000. The option was not exercised by LTG.

      As a result of the foregoing transactions, aggregate funds of between approximately $5.5 million and $9.5 million (depending upon the ultimate status of the Purchase Agreement and the LTG Agreement) would be available for payment of priority claims authorised in the Proceedings, claims of Secured Creditors and eventual distribution to General Creditors. The particulars of the intended distribution of these funds is discussed in more detail below under "Allocation of Recoveries and Costs".

Business Plan

      As a result of the sale of the Customer Base and related assets, Management has created the Business Plan which is intended to focus CWK (and
PTI), as the remaining companies with the Cam-Net Group after the completion of the LTG Agreement at the end of September, upon two new core businesses: the Teleconstruction business and the Call Center business. Management is continuing its efforts to identify potential acquisitions and potential new investors to enable it to embark upon the implementation of the Business Plan upon the successful completion of this Restructuring.

In light of the sale transactions completed or to be completed, the names of CWK, CNC, CNT and PTI have been or will be changed to SUNCOM Telecommunications Inc., Wintel CNC Communications Inc., Wintel

CNT Communications Inc. and SUNCOM Telemanagement Inc., respectively.

Secured Creditor Settlements

      At the Filing Date, ATT held registered security against the Companies which was alleged to secure approximately $2,800,000 as at the end of June, 1997, exclusive of legal costs and accrued interest. The Companies questioned the validity and quantum of this security claim on various grounds, and negotiations were entered into between ATT and the Companies subsequent to the Filing Date to resolve the disputed claim. On July 3, 1997, the Court approved a settlement of ATT's claim on the following basis:

      (a)   an immediate cash payment to ATT of $1,822,724.17;
      (b) issuance of 1,000,000 free trading shares of CWK to ATT by September 30, 1997; and
      (c) issuance of a warrant whereby ATT could acquire an additional 1,000,000 shares of CWK at a price of $1.00 per share.

At the Filing Date, GT alleged an equitable security interest against all of the assets of the Companies based upon agreements alleged to have been made by the Companies to grant security to them. GT claimed that at least $2,600,000, exclusive of legal costs, was outstanding in relation to this claim as at the end of June, 1997 and that interest accrued thereon at the rate of 16% per annum.

      Following negotiations between GT and the Companies, on July 4, 1997, the Court approved the settlement of GT's claim on the following basis:

      (a)   an immediate cash payment to GT of $1,400,000; and
      (b) confirmation of a Claim under the Plan of $500,000, with no right to receive dividends or warrants under the Plan, to be secured only against the LTG Contingent Payment, with a proxy granted by GT in favour of the Companies in relation to the Claim.

      The effect of the two settlements with Secured Creditors was to eliminate uncertainty with respect to the Plan and the entitlement of Creditors thereunder, as well as the costs of litigating the disputes with the Secured Creditors. The settlements also ensure that additional funds will be available to the Creditors as a result of significant reductions in the Claims of these two Secured Creditors.

      The settlements finally resolve all issues between the Companies and those Secured Creditors, except that the full Claim of ATT (less the amount paid to date) will be resurrected against the Companies if the free trading shares are not made available to them by September 30, 1997. The Companies are currently seeking the necessary regulatory exemption to permit the issuance of such shares.

                             DESCRIPTION OF THE PLAN

      Pursuant to the Plan, the claims and interests of Creditors of the Cam-Net Group will be compromised and satisfied as described in the Plan and as summarized below. Following the completion of the transactions and the making of payments set out in the Plan, CWK will seek the necessary regulatory and shareholder approval to allow Creditors to acquire an equity position in CWK to achieve further value.

      The following is a summary of the treatment of the various constituencies of the Cam-Net Group under the Plan. The following summary is qualified by reference to the full text of the Plan and shareholders are urged to read the Plan in its entirety for a complete understanding of the treatment of the various constituencies of the Cam-Net Group under the Plan. A copy of the Plan is available from SUNCOM Telecommunications Inc. upon request.

Treatment of Secured Creditors

      Pursuant to the Plan, Secured Creditors will be excluded from the Plan to the extent that their security is deemed to be valid and enforceable and fully secured by the value of the assets of the Cam-Net Group against which the Secured Creditor holds a security interest.

      Where any portion of a Secured Creditor's security is not valid and enforceable, or where the value of the assets of the Cam-Net Group against which the Secured Creditor holds a security interest are less than the amount claimed by the Secured Creditor, then such Secured Creditor will have the right to file a Claim for such unsecured amount in the appropriate General Creditor Class.

Treatment of Bondholders

      Pursuant to the Plan, each Bondholder will be paid in compromise and full satisfaction of its Claim, a cash payment of $1.

Treatment of CWK General Creditors

      Pursuant to the Plan, each CWK General Creditor will be paid, in compromise and full satisfaction of its Claim, a cash payment or payments equal to its proportionate share of the CWK Pool and the Net Lawsuit Recovery applicable to CWK. Thereafter, the Remaining Debt will be converted to shares of CWK on a formula based upon each Creditor's pro rata share of the 13 million shares available for distribution to all Creditors.

Treatment of CNC/CNT General Creditors

      Pursuant to the Plan, each CNC/CNT General Creditor will be paid, in compromise and full satisfaction of its Claim, a cash payment or payments equal to its proportionate share of the CNC/CNT Pool and the Net Lawsuit Recovery applicable to CNC and CNT. Thereafter, the Remaining Debt will be converted to shares of CWK on a formula based upon each Creditor's pro rata share of the 13 million shares available for distribution to all Creditors.

Treatment of PTI General Creditors

      Pursuant to the Plan, each PTI General Creditor will receive, in compromise and full satisfaction of its Claim, the right to convert its Remaining Debt into shares of CWK on a formula based upon each Creditor's pro rata share of the 13 million shares available for distribution to all Creditors.

Dividend Conversion Option

      If the Plan is approved, and subject to obtaining the necessary regulatory approvals, all Creditors who are entitled to receive a dividend under the Plan will have the option of converting their dividend entitlement to shares in CWK, at a price of 10(cent) per share (or such other price as is required by the regulatory authorities). The option will be exercised after the Final Order and prior to the first payments under the Plan.

Persons Not Affected by the Plan

      The claims of the following persons against the Cam-Net Group are not affected by the Plan:

      (a) any supplier of goods and services to the Cam-Net Group after the Filing Date whose unpaid claim does not constitute a Claim under the Plan;

      (b) the Federal Crown and the Provincial Crown in respect of income, sales, goods and services and other taxes, duties, assessments or similar charges in the nature of a tax and other imposts, and the equivalent U.S. taxing authority in relation to employee taxes or withholding; and

      (c) persons currently employed by any member of the Cam-Net Group who have not received notice of termination, in their capacity as employees or directors and/or officers of any member of the Cam-Net Group.

Allocation of Recoveries and Costs

      For purposes of calculating the dividend amounts payable to Creditors in relation to the proceeds of liquidation of certain of the assets of the Cam-Net Group, the notional concept of a CWK Pool and a CNC/CNT pool has been created. Each Pool is intended to represent the proceeds which would be available to a Creditor of CWK, CNC or CNT in the event of a bankruptcy of CWK or CNC respectively, under the provisions of the Bankruptcy and Insolvency Act. For simplicity, Creditors of CNT (a subsidiary of CNC) have been treated as though they were Creditors of CNC.

      To calculate the amounts available in each Pool, the Purchase Proceeds (which represent the sale of operating assets owned by CNC) will conceptually be allocated to the CNC/CNT Pool and the LTG Proceeds will be allocated to the CWK Pool. The CNC/CNT Pool will then be reduced by the amount required to pay up to $200,000 of specified liabilities accrued subsequent to the Filing Date, the legal and accounting costs incurred in the Proceeding (less $100,000 of such costs which are allocated to the CWK Pool), amounts owing to the Crown (which are outside the Plan) and commissions of Management relating to the Purchase Agreement. Finally, the ATT settlement amount will be deducted from the CNC Pool (since ATT's Claim represents an operational expense of CNC).

      After these deductions, the CNC/CNT Pool will then be further reduced by transferring to the CWK Pool that portion of the CNC/CNT Pool which is equal to the percentage relationship that the shareholder loans of CWK to CNC and CNT bear to the total Claims in the CNC/CNT General Creditor Class. Based upon a review conducted by the Monitor, it is anticipated this will move approximately 90% of the remaining CNT/CNC Pool into the CWK Pool.

      The CWK Pool will be reduced by $100,000 for legal and monitor costs, amounts owing to the Crown by CWK, KPMG's costs relating to the preparation of an audit of the Cam-Net Group, Management commissions relating to the LTG Agreement and other transactions, employee severance costs, and additional working capital fund requirements of $300,000 for continued operations. Finally, GT's settlement amount will be deducted from the CWK Pool since GT's Claim originated in CWK on the original acquisition of assets by CWK from GT.

      The residual amounts in each Pool will then be used to calculate the dividends payable to Creditors in the CWK General Creditor Class and the CNC/CNT General Creditor Class based upon a pro-rata distribution to CWK and CNC/CNT Creditors, respectively.

      The Net Lawsuit Recoveries will initially be divided between CWK and CNC Creditors based upon the named plaintiff in the Lawsuit, provided that a Net Lawsuit Recovery in any action where CNC is a Creditor will be divided between the CWK and CNC/CNT Creditors on a percentage basis, similar to the division of proceeds in the CNC/CNT Pool referenced above. Thereafter, the first $300,000 of the CWK Net Lawsuit Recoveries will be paid to the CWK General Creditors, with the balance being retained by CWK. All of the CNC/CNT Net Lawsuit Recoveries (after transfer of an appropriate percentage to the CWK General Creditors) will be paid to CNC/CNT General Creditors.

Dividend Amounts

      Because the total proceeds available for distribution, the costs to be incurred and the total number of Claims will not be known at the date of the Meeting, Creditors will not know the amount of dividend to which they will ultimately be entitled at the time of the Meeting. However, a range of recovery can be anticipated as follows, assuming total claims in CWK of $16,000,000 and total Claims in CNC/CNT of $120,000,000 (of which $110,000,000 is CWK's Shareholder Loan).

      CNC Dividend Calculation:

      Total Sale Proceeds
      $6,400,000.00
      LESS: approved deductions
      2,600,000.00
      ------------
      $3,800,000.00
      Transfer to CWK Pool
      ($110,000,000 / $120,000,000 x $3,800,000) =
      $3,483,333.00

      Net Balance =
      $ 316,667.00
      ------------

      CNC Dividend payment ($316,667 / $10,000,000) = $0.03 on the dollar

      CWK Dividend Calculation:

      Total Pool Proceeds:
      $3,483,333.00
      LESS: approved deductions
      2,350,000.00
      ------------

      Net Balance =
      $1,133,333.00
      -------------

      If LTG does not complete: ($1,133,333 / $16,000,000) = $0.07 on the dollar

      If LTG completes: ($4,133,333 / $16,000,000) = $0.26 cents on the dollar

      The foregoing calculation assumes no reduction in the Primus $1,000,000 holdback and ignores any additional recovery from Lawsuits. It is also based upon assumptions with respect to costs.

      Creditors should recognize that any estimated dividend recovery at this stage is subject to contingencies and is inherently uncertain. However, any dividend recovered by Creditors will be at least equal to what they would receive if the Plan fails and a bankruptcy results, and they will also be receiving an equity position in CWK.

Priority Costs

      In addition to legal and accounting costs and the approved settlement to Secured Creditors, the funds available for distribution to General Creditors will be reduced by priority Crown Claims presently estimated to aggregate $230,000 for CWK and $350,000 for CNC, Management Commissions of $160,000 for CWK and $120,000 for CNC, payments to Post Filing Date creditors of $200,000, severance payments to former employees of CWK of approximately $35,000 and $300,000 in Working Capital funding for CWK. Of the

Working Capital amount, approximately $100,000 will have been expended by the Companies by the date of the Meetings. The $300,000 Working Capital amount is repayable to Creditors out of the Net Lawsuit Recoveries, if and when received.

Timing of Payments

      The initial payment of funds collected to date from the liquidation of assets of the Cam-Net Group will be distributed to Creditors 30 days after the Deadline. Thereafter, payments will be made as further funds become available, subject to the amounts available and the costs associated with such payments.

Warrants

      Each Creditor will be entitled to convert its Remaining Debt to shares of CWK on a pro-rata basis in relation to the 13,000,000 total shares available to Creditors. This conversion will have the effect of giving Creditors approximately 25% of the total issued and outstanding share capital of CWK, based upon the total number of shares currently outstanding. The issuance of shares to Creditors will be subject to regulatory and shareholder approvals which will be sought by Management after the Final Order. A failure to obtain any one or more of such approvals will not constitute a default under the Plan.

Lawsuit Recoveries

      On the sale of the assets of the Companies to Primus, all of the accounts receivables in relation to the operations of the business were sold with the exception of the following significant claims or receivables, all of which are Lawsuits for the purpose of calculating the Net Lawsuit Recoveries:

      (1)   Vancouver Telephone Company

            A claim by CNC in the amount of $474,767.07 for services provided which is the subject of litigation in the British Columbia Supreme Court. A counterclaim in the approximate amount of the claim has been advanced by Van Tel.

      (2)   Pacific Gateway Exchange Inc.

            A claim by CNC in an amount of approximately $400,000.00 which is disputed by Pacific Gateway Exchange Inc., a California based company. No action has been commenced and offsets have been asserted by Pacific Gateway.

      (3)   Global Telemedia

            A claim by CWK in the amount of $250,000.00 which is the subject of litigation commenced in the state of Georgia for the recovery of loans advanced. Liability has been denied, but no counterclaim has been issued.

      (4)   Commsen Communications Inc.

            A claim by CNC in the approximate amount of $400,000.00 which has been advanced in the Ontario courts. A counterclaim of $250,000.00 has been advanced by Commsen.

      (6)   TeleHub Communications Corp.

            A claim by CWK which has been advanced in the State of Illinois for the recovery of a

            $1,350,000.00 U.S. deposit together with damages for breach of distribution rights for software and billing system platforms. TeleHub has defended the claim and denied liability.

      No reasonably accurate determination or assessment can be made as to the anticipated Net Lawsuit Recoveries in respect of these claims and litigation at this time.

Creditor and Court Approval of the Plan

      The Creditors of the Companies approved the Plan by the requisite majorities of creditors in the various classes at meetings conducted on July 31, 1997.

      The Court sanctioned the Plan by Order dated August 7, 1997. Upon pronouncement of the sanction Order, the Companies proceeded to implement the Plan.

Significant events subsequent to approval of Plan

      Subsequent to the approval of the Plan by the Court, the Companies have implemented the Plan. Significant events in relation to the implementation are as follows:

      (a)   all Proofs of Claims of Creditors have been resolved and settled;

      (b) an initial divided has been paid to all Creditors in accordance with the Plan;

      (c) Canadian securities regulators approved the distribution of the Warrants and the Shares;

      (d) under the settlement with ATT 1,000,000 shares were delivered to ATT;

      (e) the $1,000,000 Holdback in relation to the Primus purchase of assets was not resolved;

      (f)   lawsuit recoveries were made as follows:

            (i)   Bell Canada - $100,000.00

            (ii)  TeleHub - $450,000.00

            (iii) BC Tel - $17,500.00

      On August 14, 1998 the Companies obtained an order which permitted them to:

      (a) discharge all pending tax liabilities and transfer certain trust monies held by its counsel to satisfy those obligations;

      (b) distribute trust funds held by counsel to satisfy all remaining liabilities of the Companies arising after the Initial Order and before the Sanction Order;

      (c) have a summary method to resolve the claim to the $1,000,000.00 Primus Holdback;

      (d) distribute the Warrants and the Shares on an expedited basis having regard to the fact that the original formula for the distribution of the Warrants was dependent upon final distribution of all dividends;

      (e) obtain a declaration that CWK has now performed its obligations to remit net lawsuit recoveries in the amount of $300,000.00 and as such the Promissory Note given as security for an advance of $300,000.00 has now been discharged in full.

As a consequence of the above Order, the Companies will issue a further dividend in September of 1998 and the Warrants will likely be issued in September of 1998.

Remaining Obligations under the Plan

Subsequent to performing those matters referred to in the order of August 14, 1998 the remaining obligations of the Companies under the Plan are as follows:

      (a)   pursue viable lawsuit recoveries;

      (b)   distribute the Warrants and the Shares;

      (c)   resolve the Primus Holdback claim;

      (d) distribute dividends to Creditors that arise from lawsuit recoveries or the Primus Holdback or excess funds held in trust by its counsel as security for obligations under the Plan.

                                   DEFINITIONS

"ATT" means AT&T Canada Long Distance Services Company

"BCCA" means the Company Act of British Columbia as amended and in effect from time to time.

"Bondholders" means the holders of bonds issued under the Trust Deeds issued on January 13, 1997 by CNC, CNT and PTI.

"Business Plan" means the plan outlining the existing and new business opportunities that CWK intends to carry out as described in the Information Circular.

"Cam-Net Group" means collectively CWK, CNC, CNT and PTI.

"CBCA" means the Canada Business Corporations Act as amended and in effect from time to time.

"CCAA" means the Companies' Creditors Arrangements Act R.S.C. 1985 c. C-36 as amended and in effect from time to time.

"Claim" means a claim for an amount alleged by a person to be owed to it, or any obligation, enforceable right, duty or liability, contingent or otherwise, or any cause of action against one or more of the Companies as at the Filing Date, or, in the case of claims arising subsequent to the Filing Date as a result of the operations or downsizing of the operations of the Cam-Net Group approved by the Court in the Proceeding, as at the date of the Meetings, either:

      (a)   as set forth in a Proof of Claim which has either:

            (i)   been admitted by the Companies for all purposes, or

            (ii) been determined by a Court of competent jurisdiction to be a proper obligation of the Companies; or

      (b) been determined by the Companies to be a proper obligation of the Companies; or

      (c) for which a valid Proof of Claim could have been filed with the Companies, but which Proof of Claim was not so filed.

"Claimant" means a person filing a Proof of Claim with the Companies which is objected to by the Companies until either:

      (a) disallowed by a Court of competent jurisdiction, in which case the Claimant shall not have a Claim; or

      (b) allowed, either in whole or in part, by a Court of competent jurisdiction in which case the amount so allowed will become a Claim.

"Class" means that group of persons constituting any of the following: Secured Creditors, CWK General Creditors, CNC/CNT General Creditors, PTI General Creditors or Bondholders.

"CNC" means Cam-Net Communications Inc.

"CNC/CNT General Creditors" means Equipment Lessors or Creditors of CNC or CNT who hold no security interest in the property of CNC or CNT and includes Secured Creditors of CNC or CNT for such part of the Claim of such Secured Creditors for which there is no security as against the personal property of CNC or CNT.

"CNC/CNT Pool" means the allocated portion of the Sales Proceeds attributed to the Creditors of CNC and CNT for purposes of calculating the amount available for distribution to CNC/CNT General Creditors pursuant to the Plan after deduction of priority claims referred to in paragraph 3.03.

"CNT" means Cam-Net Telecommunications Inc.

"Commercial and Residential Customer Base" means the active commercial and residential accounts of CWK to which the Cam-Net Group provided telephone and telecommunications services.

"Companies" means CWK, CNC, CNT and PTI.

"Court" means the Supreme Court of British Columbia.

"Creditor" means a person having a Claim.

"Crown" means the Canadian crown in the right of any province as well as in the right of the Dominion or any equivalent United States taxing authority in relation to employee taxes or withholdings.

"CWK" means Cam-Net Communications Network Inc.

"CWK General Creditors" means Equipment Lessors or Creditors of CWK who hold no security interest in the property of CWK and includes Secured Creditors of CWK for such part of the Claim of such Secured Creditors for which there is no security as against the personal property of CWK.

"CWK Pool" means the allocated portion of the Sales Proceeds and LTG Proceeds attributed to the Creditors of CWK for purposes of calculating the amount available for distribution to Creditors of CWK pursuant to the Plan after deduction of priority claims referred to in paragraph 3.03.

"CWK Shareholder Loans" means the amount owed by CNC, CNT or PTI to CWK.

"Deadline" means the date which is thirty days following the date of the Final Order.

"Effective Date" means the date upon which the Final Order is accepted for filing by the Registrar.

"Equipment Lessors" means those persons who are members of one of the General Creditor Classes who have leased personal property to the Companies and who hold valid leases or security charging such personal property.

"Excluded Assets" means those assets not purchased by Primus or LTG and which are retained by the Companies.

"Filing Date" means January 14, 1997.

"Final Order" means the order of the Court approving the Plan or Plans.

"General Creditors" means CWK General Creditors, CNC/CNT General Creditors, and PTI General Creditors.

"GT" means GT Communications Inc.

"Information Circular" means the information circular to be prepared by Management which will accompany the mailing of this Plan to Creditors.

"Initial Order" means the order of the Court granted in the Proceedings on January 14, 1997 as superseded by the Order of the Court granted in the Proceedings on February 5, 1997.

"Interim Order" means the order of the Court made on July 4, 1997 directing the holding of the Meetings and providing such other directions as may be appropriate in the circumstances.

"Lawsuits" means all of the Companies' causes of action and all actions which have been commenced or which may in the future be commenced by the Companies against any persons owing money to the Companies or in any way liable to the Companies including certain of their former management, professional advisors and others for return of monies and loss and damage suffered by the Companies.

"LTG" means LTG Holdings Inc., Oakville, Ontario.

"LTG Agreement" means the agreement of purchase and sale between CWK and LTG for the purchase of the shares of CNC dated as of April 17, 1997 (as amended).

"LTG Proceeds" means the net adjusted sales proceeds to be realized by CWK if and when the LTG Agreement completes, exclusive of the LTG Contingent Payment.

"LTG Contingent Payment" means the payment to CWK by LTG under the LTG Agreement of a percentage of future profits, if any, commencing in the year 2000.

"Management" means the boards of directors and officers of the Companies.

"Meetings" means the meetings of the Classes to be held pursuant to the Interim Order for the purpose of considering, and if thought fit, voting to approve the Plan, as same may be amended at any such Meeting, and agreeing to the compromise and arrangement constituted thereby, and any adjournment thereof.

"Net Lawsuit Recovery" means the amount recovered by the Companies in the Lawsuits after payment of all fees, disbursements, charges and expenses incurred in respect of or in relation to such Lawsuits.

"Plan" or "Plans" means this Reorganization Plan or Plans among the Companies and their Creditors, as from time to time amended, modified or supplemented pursuant to an order of the Court, or pursuant to an agreement among the Companies and any Creditor or Class, as provided for herein or pursuant to any Meeting of any Class.

"Proceeding" means the proceeding commenced by the Cam-Net Group in the Court on January 14, 1997 under Action No. 970112 Vancouver Registry.

"Proof of Claim" means a form of proof of claim as provided by the Companies in connection with the Proceeding and the Plan.

"Primus" means Primus Telecommunications, Inc., Primus Telecommunications Canada Inc. or 3362426 Canada Inc.

"PTI General Creditors" means Equipment Lessors or Creditors of PTI who hold no security interest in the property of PTI and includes Secured Creditors of PTI for such part of the Claim of such Secured Creditors for which there is no security as against the personal property of PTI.

"Purchase Agreement" means the agreement of purchase and sale between the Companies and Primus for the purchase of the Sold Assets.

"Registrar" means the Registrar of Companies for the Province of British Columbia under the BCCA and the Director appointed under the CBCA.

"Remaining Debt" means the amount which is the difference between the provable Claim of a CWK General Creditor, a CNC/CNT General Creditor or a PTI General Creditor and the amount which it has been paid under the Plan upon distribution of the Sale Proceeds and the LTG Proceeds. Remaining Debt shall not constitute an enforceable claim against the Companies.

"Sale Proceeds" means the net adjusted sale proceeds received pursuant to the Purchase Agreement, as reduced by any payments back to Primus from the holdback portion, or any payments authorised by the Court in the Proceeding.

"Secured Creditors" means persons who are deemed by this Plan to be Secured Creditors or who are recognized by the Companies to hold a valid security interest in any property or asset of the Companies in an amount which is admitted by the Companies.

"Sold Assets" means the assets purchased by Primus pursuant to the Purchase Agreement.

"Trust Deeds" means those trust deeds dated as of January 13, 1997 pursuant to which debentures were issued by PTI, CNC or CNT.

"Vesting Order" means the Order pronounced April 7, 1997 whereby the Purchase Agreement was approved.

"Warrant" means the instrument by which a General Creditor's Remaining Debt may be converted into shares of CWK.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 17, 1998             SUNCOM Telecommunications, Inc.


                                      By: /s/ Dr. Dennis Sinclair
                                         ----------------------------------
                                         Dr. Dennis Sinclair
                                         Chief Executive Officer