Form 20-F
period 1999-02-28
SUNCOM TELECOMMUNICATIONS INC
filed 1999-06-04
CIK 790948

FORM 20-F
                      US SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended February 28, 1999

                                       OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 ( D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.

There were 80,355,306 common shares (the "Shares"), without par value, issued and outstanding as of May 1, 1999.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO .

Indicate by check mark which financial statement item the Registrant has elected
to follow.  ITEM 17         ITEM 18    X .
                    ----            -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES X NO .

                             TABLE OF CONTENTS

                                                                     Page

GLOSSARY                                                              iii

PART I                                                                  1

          Item 1.       Description of the Business                     1

          Item 2.       Description of Property                        30

          Item 3.       Legal Proceedings                              31

          Item 4.       Control of the Company                         40

          Item 5.       Nature of Trading Market                       40

          Item 6.       Exchange Controls and Other Limitations
                        Affecting Security Holders                     41

          Item 7.       Taxation                                       42

          Item 8.       Selected Financial Data                        43

          Item 9.       Management's Discussion and Analysis of
                        Financial Condition and Results of
                        Operations                                      45

          Item 10.      Directors and Officers                          55

          Item 11.      Compensation of Directors and Officers          56

          Item 12.      Options to Purchase Securities                  59

          Item 13.      Interest of Management in
                        Certain transaction                             59

PART II                                                                 59

          Item 14.      Description of Securities to be
                        Registered                                      59

PART III                                                                60

          Item 15.      Defaults Upon Senior Securities                 60

          Item 16.      Changes in Securities and Changes in
                        Security for Registered Securities              60

PART IV                                                                 60

         Item 17.      Financial Statements                             60

         Item 18.      Financial Statements                             60

         Item 19.      Financial Statements & Exhibits                  61


EXHIBIT                Summary Reorganization Plan

SIGNATURES

GLOSSARY

The following terms are used in this Report:

Call Center              A business that handles inbound/outbound telemarketing,
                         customer and technical   support,   customer  order
                         entry, customer billing, order fulfillment, bill collection, help desk services and other computer telephone applications.


Teleconstruction         The business of installing a fiber optic
                         telecommunications network in order to install curb to home fiber optic capabilities by the year 2010.
                         This involves the installation of co-axial and copper wire, T1 lines and the construction of microwave and satellite relay towers.

eCommerce                Business transactions conducted over the Internet, and
                         involves real time, on-line order processing, fraud control, payment acceptance and verification.

PART I

ITEM 1     DESCRIPTION OF THE BUSINESS

THE COMPANY

Suncom Telecommunications, Inc. ("Suncom" or the "Company") was incorporated under the laws of the Province of British Columbia on January 29, 1982 under the name "Thunder Oil & Gas Ltd.". The Company's name was changed to "Thunder Explorations Ltd." on May 9, 1983. On April 22, 1985, the Company changed its name to "CAM-NET Communications Network Inc." and on February 1, 1991, the Company was continued under the Canada Business Corporations Act (the "CBCA"). On August 1, 1997, the Company changed is name to "Suncom Telecommunications, Inc."

On May 5, 1999, the shareholders of Suncom approved a special resolution to change the Company name to "VirtualSellers.com, Inc." to reflect the Company's change focus to eCommerce transaction processing. This name change will take effect in late May, 1999. The shareholders of Suncom also approved a special resolution to change the Company's domicile of incorporation from the federal laws of Canada to the State of Wyoming, United States, at the discretion of the Board of Directors. As of the date hereof, the Board of Directors have not yet determined if they will proceed with the change of the Company's domicile of incorporation.

The Company had the following subsidiaries as of February 28, 1999:



             Subsidiaries                     Jurisdiction                            Percentage of
                                                  of               Date of             Securities
                                             Incorporation      Incorporation            Owned
----------------------------------------    ---------------     ---------------       -------------

Canadian-American Communications Inc.           British          March 6, 1984             100%
                                                Columbia

Canadian Northstar Transmission Systems Ltd.    CBCA             February 23, 1995         100%

Suncom Telemanagement Inc.                      British          November 23, 1994         100%
(formally Preferred Telemanagment Inc)          Columbia

CAM-NET Cellular Inc.                           Ontario          March 8, 1994             100%
(formally Direct Advantage, Inc.
and Invoice Reduction Services, Inc.)

CAM-NET Holdings Inc. 2                         Washington       October 20, 1986          100%

Northstar Transmission Systems Inc. 2, 3        Washington       October 20, 1986          100%

NorthNet Telecommunications Inc. 1              Illinois         February 6, 1998          100%
(d.b.a. NorthStar Telesolutions)

eCommerce Solutions Inc. (d.b.a.                Illinois         May 17, 1999              100%
VirtualSellers.com)

1 NorthNet Telecommunications Inc. (an Illinois corporation qualified to transact business in Indiana) is the only active subsidiary of the Company.

2 CAM-NET Holdings Inc. and Northstar Transmission Systems Inc. are being dissolved but a Notice of Dissolution has not yet been issued.

3 Northstar Transmission Systems Inc. is a Washington corporation qualified to transact business in Illinois and Indiana.

COMPANY

Suncom, formerly known as CAM-NET Communications Network, Inc., was a provider of long distance services in Canada and the United States. The Company has since reorganized into a consolidator in the Call Center industry and a provider of eCommerce transaction processing and customer services.

Through its wholly-owned subsidiary, NorthNet Telecommunications, Inc. (dba Northstar Telesolutions), Suncom operates one Call Center. The Call Center provides transaction processing, centralized billing, customer service and dispatch functions for cable companies in the United States. The Call Center is capable of providing full service customer and technical support, order entry, customer billing, order fulfillment, bill collections and help desk services (the "Call Center Services"). Although currently providing services to a limited number of small cable companies, Suncom intends to expand the scope of its operations to offer the Call Center Services to other businesses, including eCommerce businesses, Internet service providers, providers of technical help desk support services, property management services, direct broadcast satellite services, and retailers of medical, healthcare and consumer products.

In May, 1999, Suncom completed the acquisition of all of the property, assets and undertaking of VirtualSellers.com, Inc. ("VirtualSellers"). Suncom will continue to operate VirtualSellers' business under a newly created subsidiary called eCommerce Solutions Inc (d.b.a. VirtualSellers.com). The business involves the provision of turnkey eCommerce transaction processing and customer services to small and medium size businesses. With no monthly fees and small set-up charges, VirtualSellers.com can provide these businesses with immediately available, customized, secure and complete eCommerce services so that these businesses can retail their products over the Internet. VirtualSellers.com earns its revenues by charging the businesses a percentage of each transaction conducted over the Internet.

In May, 1999, Suncom acquired all of the property, assets and undertaking of CallDirect Enterprises Inc. ("CallDirect"). Suncom will continue to operate CallDirect's business as a division of its subsidiary Suncom Telemanagement Inc. CallDirect is a catalogue reseller of telephone related products and will soon be a provider of transaction processing and customer services. Suncom intends to use the Call Center to provide customer service functions for CallDirect. VirtuallSellers.com has developed a website with eCommerce transaction processing capabilities which will enable CallDirect to retail its products over the Internet.

COMPANY HISTORY

Until its reorganization in the fiscal year ended February 28, 1998, Suncom was a telecommunications holding company with subsidiaries operating in both Canada and the United States. Through its subsidiaries, the Company provided comprehensive telecommunications services including long distance, local access, cellular and complete telemanagement services. The Company provided some or all of such services to commercial and residential customers in British Columbia, Alberta, Ontario, Quebec and in the greater Chicago, Illinois area.

In July, 1994, the Company acquired Preferred Telemanagement Inc. ("Preferred"). Preferred offered long distance telephone services to customers mainly in Quebec and Ontario. Preferred assumed the customers' telephone number, thereby becoming the customer of record to the telephone company. This permitted Preferred to offer a wide range of telemanagement services in addition to long distance.

In January, 1996, the Company completed the acquisition of Cam-Net Cellular Inc. ("CN Cellular") (formerly 1069708 Ontario Inc. (until September 25, 1996), Invoice Reduction Services Inc. (until July 19, 1995) and Direct Advantage Inc. (until January 26, 1996)). The CRTC had earlier directed a subsidiary of a provincial telephone company, Bell Mobility, to provide CN Cellular with a contract so that it could provide discounted cellular services. CN Cellular however never utilized the rights granted unde this contract and those rights have since lapsed.

In April, 1996, the Company entered into an agreement to merge with privately owned TeleHub Communications Corp. ("TeleHub"). TeleHub had developed a technology whereby its software, the Virtual Management, Billing and Control Platform ("VMBC"), was designed to route and direct voice, data and video communications over an asynchronous transfer mode ("ATM") network. It was anticipated that a new U.S. based holding company ("PubCo") would be formed to effect the merger transaction, pursuant to which the shareholders of Telehub and PubCo would receive shares of merged PubCo in exchange for their shares of the merging companies. It was also anticipated that PubCo would be the successor to the Company's NASDAQ NMS listing.

On September 6, 1996, the Company entered into a separate agreement with TeleHub, whereby TeleHub agreed to design and implement for the Company a unique technological system of computer operated programs (the "Programs") which were to have provided the Company with the billing, customer service, customer accounting and network platform functions necessary for the Company to be competitive in the long distance industry.

TeleHub never supplied the Company with the Programs and therefore the Company commenced a lawsuit in the U.S. District Court for the Northern District of Illinois, Eastern Division seeking repayment of the all of the funds paid to Telehub plus compensatory, consequential and incidental damages. The Company settled this action for US $450,000 in October, 1997. In light of this dispute, the proposed merger between the Company and Telehub was never consummated.

Reorganization under the Companies' Creditors Arrangement Act

Although the Company supplied long distance telephone services to 6.4% of the Canadian business market and 2.2% of the Canadian residential market, competitive pressures in the telecommunications industry, increasingly high technology costs and the lack of sufficient working capital eroded the Company's potential for profitability.

Despite a number of cost cutting measures carried out in the late 1995 and early 1996 and changes in management, the Company's ability to access the public and private markets in order to generate working capital was frustrated by the delisting of the Company by the Vancouver Stock Exchange in October, 1996. The Vancouver Stock Exchange delisted the Company because of allegations by the United States Securities and Exchange Commission that a former director of the Company had used improper methods to promote sales of the Company's Shares in the market. The negative publicity surrounding the delisting eroded the customer base and supplier confidence. This, together with the failure of Vancouver Telephone Company Limited, a major customer, to pay a bill of approximately CDN$500,000, adversely affected the Company's ability to go forward and put enough additional pressure on the working capital requirements of the Company that its management concluded that it should seek protection under the Companies' Creditors Arrangement Act ("CCAA"), which is similar to bankruptcy legislation.

On January 14, 1997, the Company filed for and the Court granted protection from its creditors under the CCAA (the "CCAA Proceeding"). Court protection was required to ensure that the Company's assets were kept intact during the reorganization process in order to allow the Company to carry on its business while formulating a restructuring plan. The accounting firm of KPMG was appointed by the Court as Monitor to oversee and to assist in the development of the Company's restructuring plans (the "Plan"). The creditors of the Company approved the Plan on July 31, 1997 and the Supreme Court of British Columbia sanctioned the Plan on August 7, 1997.

The Company has implemented a majority of its obligations under the Plan but there are still some remaining obligations under the Plan, as set out below.

Sale of Operating Assets

Shortly after receiving CCAA protection, it became apparent to the Company that it would not be able to obtain sufficient new financing for its business operations early enough in the restructuring process to permit it to continue to serve its customers. In order to preserve the value of its assets and yield the greatest return to its creditors, the Company determined it was in its best interest to sell the Company's commercial and residential customer base for the highest available price.

The Company sold its accounts receivable, capital assets, licences and acquired customer base to Primus Communications, Inc., Primus Telecommunications Canada Inc. and 336246 Canada Inc. (collectively, "Primus") for approximately CDN $6,750,000 on April 7, 1997 with approval of the Court (the "Primus Transaction"). There was a holdback, held by Russell & DuMoulin in trust, of CDN$1,000,000 to secure the accuracy of representations and warranties made by the Company. Approximately $700,000 of this amount is being held by the Company's auditors to pay to creditors. The holdback was to be retained for a period of 150 days. To the extent that Primus made claims against the holdback, Russell & DuMoulin was required to retain an equivalent portion of the holdback. Since Primus advanced claims exceeding the amount of the holdback, the full amount of the holdback was held in trust with Russell & DuMoulin pending resolution of such claims. Recently the Company entered into a settlement with Primus regarding the holdback, whereby the Company will receive $25,000 for consulting services and Primus will receive $275,000 of the holdback. The balance of the holdback has been distributed to creditors under the Plan.

The Company also determined that there was inherent value in the remaining assets of Cam-Net Communications Inc. ("CNC") and Cam-Net Telecommunications Inc. ("CNT"), including significant tax losses accrued within the Company's affiliated groups as a result of business losses incurred during recent years. These losses would cease to have value over time and could not be readily used by the Company. On April 17, 1997 the Company sold all of the shares in CNC and its interest in CNT to London Holdings Inc ("LTG") for cash proceeds of CDN $3,070,000 (the "LTG Transaction"), approximately CDN$62,000 of which has been paid to LTG as a holdback to secure an indemnity provided by the Company in connection with the sale and $5,000 has been paid to creditors. After deducting commissions of CDN$60,000, the Company realized a gain on the sale of CDN$3,010,000 during the year ended Feburary 28, 1998. The agreement provided that the intercompany debt owned by CNC to Cam-Net Communications Network Inc. ("CWK") would be repaid to the Company in annual installments equal to 15% of the annual profit of CNC for three fiscal years commencing April 30, 1997. The first CDN$500,000 of the repayment to the Company was to be payable to GT Communications Inc. pursuant to the Plan in the CCAA proceeding. Since the Company anticipated little or no repayment of such debt, it recently decided to sell this receivable for CDN$525,000 with GT Communications Inc. being entitled to receive approximately $387,000 of the proceeds.

Secured Creditor Settlements

The first step in implementing the Plan was to satisfy the secured creditors. At the CCAA filing date, AT&T held registered security against the Company and certain of its subsidiaries identified in the Plan (the "Issuer Companies") which was alleged to secure approximately CDN$2.8 million as at the end of June, 1997. The Company disputed the validity of these claims and began negotiations with AT&T to resolve the disputed claims. On July 3, 1997, the Court approved a settlement between the Company and AT&T which included payment of CDN$1,822,725 and issuance of 1,000,000 Shares and warrants whereby AT&T could acquire an additional 1,000,000 Shares of the Company at CDN$1.00 per share. AT&T has since released the Company from any other claims.

GT Communications Inc. ("GT") alleged an equitable security interest against all of the assets of the Issuer Companies based upon agreements alleged to have been made by the Issuer Companies to grant such security to GT. GT claimed CDN $2.6 million. After extensive negotiations, the Court approved a settlement entitling GT to an immediate cash settlement of CDN $1.4 million and confirmation of a claim of CDN $500,000 as an unsecured creditor to be paid only from any repayment received by the Company fro the LTG Transaction. Since the Company anticipated little or no repayment from the LTG Transaction, it recently decided to sell this receivable for CDN$525,000 with GT Communications Inc. being entitled to receive approximately $387,000 of the proceeds.

Unsecured Creditor Settlements

On July 31, 1997, the classes of creditors of the Issuer Companies met and the requisite number of creditors holding the required value of claims approved the Plan. The Plan provided for the distribution of proceeds from the sale of assets and the recovery from lawsuits on account of creditors' indebtedness. The Plan also provided that creditors' unpaid debt after receipt of dividends would be satisfied by a distribution of the Shares by issuing warrants whereby the unsecured creditors would receive a portion of 13,000,000 Shares in proportion to their unpaid indebtedness to the total of unpaid debt.

The  following  is a  general  review  of the  significant  events  in the  CCAA
Proceeding:

CDN$6,550,772 of the CDN$6,750,000 received from the Primus Transaction and approximately CDN$3,000,000 received from the LTG Transaction were paid into a trust account. CDN$1,000,000 of the CDN$6,550,772 received from the Primus Transaction represents a holdback which was to be released 150 days after April 8, 1997. Primus made claims exceeding the entire amount of the holdback and accordingly the holdback remained in trust. Recently the Company entered into a settlement with Primus regarding the holdback, whereby the Company will receive $25,000 for consulting services and Primus will receive $275,000 of the holdback. The balance of the holdback has been distributed to creditors under the Plan;

Secured creditors with outstanding claims of approximately CDN$5,400,000 received CDN$3,222,724 in cash, a total of 1,000,000 Shares and share purchase warrants to acquire a total of 1,000,000 Shares at CDN$1.00 per share. In addition, the Company agreed to acknowledge an additional outstanding claim for CDN$500,000 by GT, provided that GT would be treated as an unsecured creditor with respect to such claim, and the claim would be paid only out of the repayment, if any, that the Company may realize from the LTG Transaction. Since the Company anticipated little or no repayment from the LTG Transaction, it recently decided to sell this receivable for CDN$525,000 with GT Communications Inc. being entitled to receive approximately $387,000 of the proceeds;

Government claims, which consist primarily of income, sales or capital taxes, were to be settled outside the Plan and approximately CDN$580,000 of the proceeds paid into the trust account were segregated to pay potential Government claims. To February 28, 1999, $196,533 has been paid for Government claims;

CDN$200,000 of the proceeds paid into the trust account were segregated to pay for creditor claims arising after the Company and its Canadian subsidiaries entered CCAA protection. As at February 28, 1999, CDN$349,979 in post CCAA claims had been paid;

CDN$280,000 of the proceeds paid into the trust account were segregated to pay for employee and consulting commissions relating to the assets sale and the sale of CNC and CNT. As at February 28, 1999, all commissions have been paid amounting in the aggregate to CDN$280,715;

CDN$300,000 of the proceeds paid into the trust account were segregated to pay for legal, monitor and audit costs, and CDN$35,000 for employee severance. As at February 28, 1999, CDN$675,533 had been paid for legal, monitor and audit costs, and CDN$32,925 for employee severances;

CDN$300,000 of the proceeds paid into the trust account was paid to the Company for working capital purposes on the condition that the CDN$300,000 would be repayable to the trust account out of any further recoveries from outstanding litigation and thus would be available to unsecured creditors. As of February 28, 1999, CDN$300,000 has been fully repaid to the trust account from lawsuit recoveries; and

Unsecured creditors with outstanding claims of approximately CDN$31,000,000 were to share in the funds remaining in the trust account based on a formula which allocated a portion of the remaining funds to the Company's creditors and a portion to the Company's subsidiaries' creditors. As at February 28, 1999, unsecured creditor claims aggregating CDN$3,184,150 have been paid. In addition, 13,000,000 warrants to acquire, without any further consideration, Shares in the capital of the Company were issued o November 8, 1998 to the unsecured creditors based on the above formula.

The remaining restricted cash held in trust may be distributed to unsecured creditors if and when the matters set out below are settled and government claims for various taxes have been negotiated.

During the year ended February 28, 1998, the Company recognized a gain on forgiveness of debt of approximately CDN$25,700,000 representing total secured and unsecured debt of approximately CDN$34,200,000 less the CDN$6,100,000 paid to secured and unsecured creditors from the trust account to date and less a further estimated payment of CDN$2,400,000. To the extent that there is not enough cash in the trust fund to pay the estimated CDN$2,400,000 after settlement of Government claims and the Primus conditional payment dispute, the difference will represent an additional gain on forgiveness of debt which will be recognized at that time. During the year ended February 28, 1999, approximately $950,000 of the $2,400,000 was repaid from the trust fund leaving a balance of approximately $1,450,000 in restricted accounts payable.

Significant events subsequent to approval of Plan

Significant events in relation to the implementation of the Plan, subsequent to its approval by the Court, are as follows:

               (a) all Proofs of Claims of creditors have been resolved and settled;

               (b) two dividends have been paid to all creditors in accordance with the Plan;

               (c) Canadian securities regulators have approved the distribution of the warrants and the Shares;

               (d) under the settlement with AT&T 1,000,000 Shares have been delivered to AT&T;

               (e)    the following lawsuit recoveries have been made:

                     (i)   Bell Canada - CDN $100,000.00,
                     (ii)  TeleHub - US$450,000.00, and
                     (iii) BC Tel - CDN $17,500.00;

              (f) distribution to AT&T Long Distance Services Company of warrants to acquire up to 1,000,000 Shares at an exercise price of CDN $1.00 per share.

On August 14, 1998, the Issuer Companies obtained an order which permitted them to:

               (a) discharge all pending tax liabilities and transfer certain trust monies held by its counsel to satisfy those obligations;

               (b) distribute trust funds held by counsel to satisfy all post filing liabilities arising after January 14, 1997 and prior to August 7, 1997;

               (c) use a summary method to resolve the claim to the CDN$1,000,000 holdback from the Primus Transaction;

               (d) distribute the 13,000,000 warrants and Shares issuable upon exercise of the warrants to unsecured creditors on an expedited basis having regard to the fact that the original formula for the distribution of the warrants was dependent upon final distribution of all dividends; and

               (e) obtain a declaration that the Company has performed its obligations to repay the CDN$300,000.00 advanced to it from the trust account for working capital purposes, by remitting net lawsuit recoveries in that amount.

On November 5, 1998, the Company distributed to unsecured creditors warrants to acquire up to 13,000,000 Shares without further consideration. Recently the Company entered into a settlement with Primus regarding the holdback, whereby the Company will receive $25,000 for consulting services and Primus will receive $275,000 of the holdback. The balance of the holdback has been distributed to creditors under the Plan.

Remaining Obligations under the Plan

The remaining obligations of the Corporation under the Plan and its agreements made in relation to transactions made during the term of the Plan are set out below. None of these obligations require the Company to expend monies or use assets required subsequent to the approval of the Plan on August 7, 1997 and to the extent that obligations remain under the Plan that require expenditures of cash they are fully secured by money in trust except where noted below. The remaining obligations include:

(a) pursuit of remaining viable lawsuit recoveries which will be at the cost of the Company. Any net proceeds realized on former CWK claims are entirely to the benefit of the Company without the requirement to distribute them as dividends under the Plan. Any recoveries on former CNC claims are paid 6% to the CNC creditor pool and the balance is to the benefit of the Company without the requirement to distribute them as dividends under the Plan;

(b) distribution of payments for any remaining Government claims from the Government claim reserve maintained to pay such claims; and

(c) distribution of available funds for dividends to creditors when such funds are received by the Company.

Business Plan

Much of the information included in this Form 20-F includes or is based upon estimates, projections or other "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to the "safe harbor" created by those sections. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties. The Company cautions the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results
expressed  in  any  such  estimates,   projections  or  other   "forward-looking
statements". (See "Forward Looking Statements and Risk Factors" for more information)

The Company's initial Business Plan intended to focus the new organization on two new core businesses: the Teleconstruction business and the Call Center business. After exploring several opportunities in these business segments, it became apparent to the Company that it would focus its efforts on a more specific niche, transaction processing services. Utilizing a corporate shell with a completely debt free balance sheet and a significant amount in operating loss carry forwards, the Company has been pursuing an acquisition and consolidation strategy involving two distinct business segments based upon transaction processing services.

The first industry segment is the Call Center business. On January 1, 1998, Suncom purchased its first Call Center in Indianapolis, Indiana, which is operated by NorthStar Telesolutions. This Call Center specializes in providing transaction processing services including customer and technical support, customer order entry, customer billing, order fulfillment, bill collection, cash management, help desk services and other computer telephone applications. The Call Center provides transaction processing services to small and medium size cable companies and other service organizations. To increase the transaction processing volume of the Call Center, the Company expanded its services to include inbound and outbound telemarketing services. These telemarketing services include targeted marketing campaigns, cold calling, inbound marketing promotions, upselling campaigns and other such telemarketing services.

The Call Center industry generates more than US$80 billion in North America with after tax profit margins of approximately 7% to 10% and estimated growth rates of 25% to 40%. The Company intends to concentrate on the business of transaction processing and customer service. The Company has identified additional industry sectors, outside of cable companies, that the Company believes will benefit from the specialized transaction processing/customer service products of the Call Center. Those industry sectors include eCommerce businesses, Internet service providers, providers of technical help desk support services, property management services, direct broadcast satellite services, and retailers of medical, healthcare and consumer products. The Company intends to provide highly specialized administrative, technical and clerical functions by combining customer care with computer automation, networking and data management. This will enable the Company's clients to concentrate their attention on marketing and the growth of their businesses while maintaining a high degree of customer care/service.

The Company plans to continue to seek out additional opportunities to add capacity, technology and expertise to its Call Center business. The Company is cultivating new customers for the Call Center which provide cable related services, such as local and long distance telecommunications and Internet access. Suncom anticipates that the services offered by its various customers can be bundled and/or cross marketed.

The second industry segment is the eCommerce business. In May, 1999, Suncom completed the acquisition of all of the property, assets and undertaking of VirtualSellers. Suncom will continue to operate VirtualSellers' business under a newly created subsidiary called eCommerce Solutions Inc (d.b.a. VirtualSellers.com). VirtualSellers.com's business involves the provision of turnkey eCommerce transaction processing services for small and medium size businesses. With no monthly fees and small set-up charges, VirtualSellers.com can provide these businesses with immediately available, customized, secure and complete eCommerce services so that these businesses can retail their products over the Internet. VirtualSellers.com earns its revenue by charging the businesses a percentage of each transaction conducted over the Internet. This offers a significant advantage for the large number of small and medium-sized businesses that do not wish to spend a large amount of time and money developing and maintaining the ability to process business transactions and retail their products over the Internet.

While there are many companies offering partial solutions to businesses wanting to sell products on-line over the Internet, VirtualSellers.com is one of the few companies that provides a complete eCommerce solution. VirtualSellers.com has provided this full service eCommerce solutions to over 100 companies. For those businesses that have existing websites, VirtualSellers.com's objective is to provide eCommerce transaction processing services within hours after passing the standard screening and approval process. Prior to providing any of its eCommerce transaction processing services, a potential business is extensively screened and subsequently monitored to ensure that such business is a legitimate existing business with the ability to deliver the products that it is offering for sale over the Internet.

VirtualSellers.com has the capability to develop, construct and maintain a website on the Internet in a very short period of time for those businesses without websites. In addition, VirtualSellers.com offers a variety of transaction processing services to assist these businesses with their eCommerce requirements, including integrated on-line marketing, product ordering, billing and payment collection. VirtualSellers.com also designs website pages, hosts websites, provides a secure environment for ordering and payment collection, retains commissions at the point-of-sale, and provides these businesses with all documentation necessary to effect immediate delivery of any products ordered over the Internet.

The Company has discovered that a large number of small and medium size businesses do not have the time nor resources to develop, construct and manage a website designed to retail their products or services over the Internet. Many larger corporations continue to outsource their eCommerce transaction processing requirements in order to gain greater product focus and minimize the incremental costs associated with marketing their products on-line over the Internet. Although the Company is focused on transaction processing for existing websites, the ability to provide development services is essential for modifying websites so that they can be adapted to process these eCommerce processing transactions. Developing relationships with website development firms and advertising firms with interactive divisions is a focus of the Company.

By focusing on back end transaction processing, VirtualSellers.com is positioned to help businesses at any stage in the development of their eCommerce solutions. For instance, VirtualSellers.com can provide businesses with complete eCommerce transaction processing systems or provide specified services in conjunction with the businesses existing website and Internet service provider. This flexibility provides VirtualSellers.com with a critical competitive advantage and it can co-exist with the website designers and/or Internet service provider.
Additionally, VirtualSellers.com has created an affiliate/revenue sharing program whereby such providers are encouraged to be a source of referrals instead of potential competitors. This program allows Internet service providers, website designers, website portals providers and others to partner with the Company for both strategic benefit and financial gain.

VirtualSellers.com has been in operation for the past year and a half and has established clients with a wide range of business, including celebrity-oriented websites for the Kansas City Royals, Frank Sinatra and former AFL Kansas City Chief's football coach Hank Stram, and product orientated websites for Beanie Babies and various music products.

Management believes many eCommerce related companies can become partners or clients of VirtualSellers.com. As a result, the Company has created the VirtualSellers.com affiliate program. This program allows Internet service providers, website designers, website portal providers, and others to partner with the Company both for strategic benefit and financial gain. The Company has finalized an agreement with American Information Systems Inc. ("AIS"), a large Chicago-based Internet service provider that host websites for various business. AIS could be considered a potential competitor if it chose to enter the eCommerce transaction processing business. Instead, VirtualSellers.com and AIS have entered into an exclusive eCommerce Partnership Agreement, granting
VirtualSellers.com the exclusive rights to market its eCommerce transaction processing services to over 160,000 websites listed in the AIS directory, Netmall.com. Under the terms of the agreement, the Company will be exclusively promoted to Netmall merchants by AIS for the purpose of enabling eCommerce transactions and providing back-office operations, including fraud prevention, invoicing and shipping.

Large systems integrators may not be direct competition as they provide complete eCommerce systems to major corporations such as Disney, Sony and The Gap. The Company has chosen to target small to medium-sized businesses that cannot afford to develop eCommerce capabilities. There will be clients that need more complex systems as they grow and the Company has pursued relationships with system integrators to pass the client on in a seamless manor and continue to receive future revenue streams.

VirtualSellers.com has proven its ability to partner with potential competitors by signing an agreement with DVC Interactive ("DVCI"), a subsidiary of Dugan Valva Contess Inc. Under the agreement, the Company and DVCI will reciprocally refer new business prospects and provide services to certain clients and customers of the other party. The Company will provide eCommerce transaction processing services, Call Center services, technical support and fraud protection services, while DVCI will provide the website development and high level design and marketing services. In addition, DVCI will pass on clients that are currently too small for them to service under a revenue sharing plan. DVCI is a full services strategic, creative and technical company which enables its clients to use the Internet and other interactive technologies to drive their businesses.

Data Quest has predicted that Internet commerce will grow to over $150 billion by the year 2000, with 70% of that amount being sales of consumer durable goods. In November, 1998, Forester predicted that "worldwide eCommerce sales will reach as high as $3.2 trillion in 2003, representing nearly 5% of all global sales." Forester expects on-line consumers to spend $7.4 billion on travel, $5 billion on financial services, $3.8 billion on computers, $2.7 billion on entertainment, and $1.1 billion on books an music in the year 2001.

The market for VirtualSellers.com's services include any businesses that sell a deliverable or tangible product. VirtualSellers.com intends to use a two-fold strategy to establish a secure position in the eCommerce transaction processing marketplace. First, VirtualSellers.com intends to enter into exclusive marketing agreements with businesses in connection with all of their eCommerce needs. Second, VirtualSellers.com intends to develop and promote innovative value-added programs like its webring link program. By strategically placing VirtualSellers.com's customers on an existing webring, these businesses will get more exposure to potential customers without any additional advertising expenses.

VirtualSellers.com creates an on-line shopper friendly environment that is conducive to facilitating transactions. VirtualSellers.com has produced an average hit-to-sales ratio of 4.7% versus an industry average of 1%.
VirtualSellers.com objective is to achieve a 0.001% market share of the eCommerce transaction processing market by the year 2002. The Company attributes this market share estimate to the ease of implementing eCommerce transaction processing services and that most sales are anticipated to result from existing customers of VirtualSellers.com.

Suncom also has the ability to provide VirtualSellers.com's eCommerce customers with the services offered by the Call Center. This should result in increased transaction volume by giving consumers multiple avenues by which to purchase products as well as personal sales, order and billing services.

Suncom is in the process of closing the acquisition of all of the property, assets and undertaking of CallDirect Enterprises Inc. ("CallDirect"). CallDirect, based in British Columbia, Canada, is a catalogue reseller of innovative high-tech products including: headsets, telephones, cellular products, automotive, multimedia, entertainment, travel, security and computer accessories for office, home and personal use. CallDirect has a distribution agreement with US based Hello Direct, Inc. to sell its products in Canada. Suncom will continue to operate CallDirect's business as a division of Suncom's subsidiary, Suncom Telemanagement Inc. Recently, the business has encountered cash flow problems despite sales of approximately CDN$2 million in 1998. Suncom intends to use the Call Center to provide CallDirect's customer service functions which should prove to reduce the operating costs of CallDirect. VirtualSellers.com has developed a website with eCommerce transaction processing capabilities which will enable CallDirect to retail its products on-line over the Internet. The new website should increase the customer base and the Company anticipates this may lead to a lower operating cost per customer.

To facilitate the growth of the Call Center and eCommerce business segments, Suncom is in the process of raising up to $1.5 million dollars by way of a private placement of convertible notes. As at May 15, 1999, over $725,000 has been raised.

MATERIAL ACQUISITIONS

Network Teleconnect Ltd., Alldial Communications Inc., Telesolutions Corporation and VisionTel Communications Inc.

In December, 1992, the Company purchased all the outstanding shares in the capital of Network Teleconnect Ltd. ("Network Teleconnect"), Alldial Communications Inc. ("Alldial"), Telesolutions Corporation ("Telesolutions") and VisionTel Communications Inc. ("VisionTel") on an arm's length basis in four separate transactions. Network Teleconnect, Alldial and VisionTel were non-facilities-based carriers which provided alternate long distance telecommunications services similar to those provided by the Company, while Telesolutions, through its subsidiary Consumers Telephone Corporation, operated as an aggregator, without its own network, aggregating long distance traffic to take advantage of the bulk discount services offered by the telephone companies. All the customers of these acquired companies were served directly by CNC and CNT.

Network Teleconnect and Alldial were relatively small carriers which concentrated primarily on providing alternate long distance telecommunications services to small and medium sized business customers. As partial consideration for the purchase of the shares of Network Teleconnect, the Company agreed to issue up to 52,830 Shares to Network Teleconnect shareholders, subject to certain off-set provisions and performance criteria. The Company ultimately issued 27,197 Shares to Network Teleconnect shareholders which, after reconciliation of all off-sets, finalized the consideration payment.

Alldial commenced providing alternate long distance services in 1992 and operated in Sudbury, Ontario. As partial consideration for the purchase of
Alldial, the Company agreed to issue up to 10,415 Shares to Alldial shareholders, subject to certain off-set provisions. The Company ultimately issued 6,750 Shares Alldial shareholders which, after reconciliation of all off-sets, finalized the consideration payment.

Telesolutions concentrated on providing alternative long-distance telecommunication services to the residential market. In addition to the Shares issued to acquire shareholder loans, the Company initially issued 44,869 Shares as part of the acquisition price for the shares of Telesolutions, subject to the Company being obliged to repurchase such Shares in certain circumstances. Pursuant to that obligation, the Company repurchased all of the 44,869 Shares on May 31, 1993 for CDN$673,000. The Company also agreed to issue additional Shares to the former shareholders of Telesolutions, subject to certain off-set provisions and performance criteria. The Company ultimately issued 170,548 additional Shares which, after reconciliation of all off-sets, finalized the consideration payment.

VisionTel was the largest of the companies acquired in 1992 and provided alternative long-distance services to business customers in Toronto, Ottawa, Hamilton, London, Guelph, Sarnia and Barrie, Ontario, Montreal, Quebec, and Vancouver and Victoria, British Columbia. As part of the purchase price for the shares of VisionTel, the Company agreed to issue to the former shareholder of VisionTel, subject to certain off-set provisions and performance criteria, up to 236,129 Shares. The purchase agreement governing the VisionTel acquisition required the Company's former auditors to prepare post-closing financial statements, as of December 9, 1992, and to deliver such statements to the parties within 60 days after the closing of the transaction. The fact that VisionTel's financial books and records were neither accurate nor up-to-date resulted in substantial delay in preparing the post-closing financial statements, which were ultimately delivered on June 24, 1993. Based on the information contained in the post-closing financial statements, the Company believed that a substantial reduction in the remaining consideration to be paid to the former shareholder of VisionTel was warranted. Based on that belief, the Company did not issue any additional share consideration to the former shareholder. In May, 1993, the former shareholder of VisionTel and GT Communications Inc. (formerly VisionTel) commenced legal proceedings against the Company in respect of this matter. (See ITEM 3 - Legal Proceedings for furthe information.)

Business Telecommunications Corp.

In August, 1993, the Company completed the acquisition of 60% of the shares of Business Telecommunications Corp. ("BTC") in consideration for the issuance of 40,000 Shares at a deemed price of US$13.00 per Share. Subject to the approval of the United States Federal Communications Commission, the Company had an option to acquire the remaining outstanding BTC shares for nominal consideration. The Company did not seek such approval. BTC provided large US-based commercial customers with telecommunications services between Chicago, Illinois and Milwaukee, Wisconsin.

On November 27, 1996, Suncom disposed of its interest in Integrated Telemanagement Inc. ("ITI") and BTC for cash consideration of US$350,000 and notes receivable totalling US$2.0 million subject to a reduction in the notes receivable if the net financing liabilities of ITI and BTC at the disposal date exceeded US$1.6 million. Several items relating to the sale, including the amount of the net financing liabilities of ITI and BTC, are in dispute and, accordingly, collection of the cash and notes is uncertain. To reflect this uncertainty, the Company has recorded only nominal consideration resulting in a gain on sale of CDN$663,783, which represents the net financial liabilities of ITI and BTC at the date of the disposal as recorded in the Company's 1998 Consolidated Financial Statements.

Preferred Telemanagement Inc.

Effective July 1, 1994, the Company acquired all the issued and outstanding share capital of Preferred Telemanagement Inc. ("Preferred") for cash and Shares totaling approximately CDN$3.0 million. Preferred had over 1,900 commercial customers in Ontario and Quebec representing more than CDN$500,000 in monthly charges. Preferred had a marketing plan under which it assumed the customers' telephone numbers thereby becoming the customer to the telephone company. This permitted Preferred to offer a wide range of telemanagement services in addition to long distance. On July 7, 1995, the original Agreement with Preferred was amended resulting in the Company issuing an additional 192,432 Shares at their fair value of CDN$2.31 per Share. Preferred subsequently changed its name to Suncom Telemanagement Inc.

Integrated Telemanagement Inc.

In October, 1995, Suncom acquired all of the shares of ITI, a Chicago based privately held telemanagement firm offering services similar to the Company's telemanagement services in the greater Chicago, Illinois area. The consideration payable to the shareholders of ITI was five times monthly revenue measured in September, 1995, five times incremental monthly revenue measured in November, 1995 in excess of the September, 1995 revenue and three times monthly revenue in October, 1997 in excess of the November, 1995 revenue, all payable in Shares. The consideration was to be reduced in the event the gross profit margin of ITI for the six months ended December 31, 1995 was less than 32% or if ITI operations suffered a loss in such period. The amount was to be increased if the gross profit margin was greater than 32% or in the event ITI earned profits for the period. The consideration payable in 1997 was subject to similar adjustments for the two year period ending December 31, 1997. The Company ultimately issued 1,241,912 Shares at US$1.64 per share to the former shareholders of ITI. On November 27, 1996, the Company disposed of its interest in ITI. (See "Business Telecommunications Corp." for complete details of the disposition.)

Direct Advantage Inc.

In January, 1996, Suncom completed its acquisition of Direct Advantage Inc. ("Direct Advantage")(formerly 1069708 Ontario Inc. (until September 25, 1996) and Invoice Reduction Services Inc. (until July 19, 1995)). The principal asset held by Direct Advantage at that time was an agreement, entered into at the direction of the CRTC, requiring Bell Mobility to provide cellular mobile telephone service to Direct Advantage for resale by Direct Advantage. This service was to be provided by Bell Mobility at th rate of CDN$0.20 per minute until June 30, 1997. The consideration payable to the shareholders of Direct Advantage consisted of CDN$200,000 cash, 590,147 Shares at a deemed price of CDN$1.40 per Share and 200,000 share purchase warrants exercisable at CDN$1.37 per Share. The warrants have since expired unexercised. Direct Advantage subsequently changed its name to CN Celluar on January 26, 1996.

Global

On July 17, 1996, the Company entered into a non-binding letter of intent (the "Letter") with Global Telemedia International, Inc. ("Global"), a Florida corporation which offers a wide variety of discounted telecommunications services. Pursuant to the terms and conditions of the Letter, the Company was to acquire all of the issued and outstanding shares of Global for an aggregate maximum consideration of CDN$5.00 per common share payable pursuant to a formula set forth in the Letter. The transaction was subject to certain conditions, including (without limitation) due diligence examination of Global, approval by the shareholders of the Company, approval of the Board of Directors of both parties, and the execution of a definitive Purchase and Sale Agreement. Pursuant to the Letter, the Company advanced US$250,000 to Global, as evidenced by promissory notes in such aggregate principal amount (the "Notes"). Regardless of whether the transaction closed, the Company had the right to (i) call the Notes and receive payment therefor within 30 business days; (ii) convert the Notes to the exclusive right to use the Global software used to manage Vision 21 for the Canadian market place; or (iii) convert the Notes to equity in Global (collectively, the "Paragraph H Rights"). Global did not go forward with the transaction contemplated in the Letter and as a result the Company commenced a lawsuit and was awarded judgment in the amount of US $450,000. The Company does not anticipate that it will be able to recover any of the amount of the judgment. See ITEM 3 - Legal Proceedings for more information.

NorthNet Telecommunications dba "NorthStar Telesolutions"

On January 1, 1998, the Company purchased its first customer Call Center just outside of Indianapolis, Indiana for US$105,000 in consideration for a one year note payable on December 31, 1998 or convertible into Shares at a rate of US$0.10 per share. On January 5, 1999, NorthNet Telecommunications ("NorthNet") exercised its options to convert the note payable into 1,050,000 Shares. This Call Center is operated by NorthNet and does business under the name of NorthStar Telesolutions. NorthStar Telesolutions provides customer and technical support, inbound/outbound telemarketing services, customer billing, bill collections, order fulfilment, cash management, and dispatch services to small to mid sized cable companies.

Campbell Technologies

On May 11, 1998, the Company announced the signing of a lock-up agreement to conditionally acquire a stake in Campbell Technologies ("Campbell"), pursuant to a full blown takeover bid to be launched within 60 days. Campbell provides Internet services and eCommerce services. The Company entered into a due diligence period pending a tender offer. On May 19, 1998, the Company released Campbell from the lock-up agreement and withdrew its offer for Campbell's common stock, as the Company's due diligence produced differing valuation opinions regarding Campbell that made completion of takeover bid impracticable.
Tricor Telemanagement Inc.

On May 27, 1998, the Company announced it had signed an agreement to acquire Tricor Telemanagement Inc. ("Tricor"), a privately held provider of telecommunications consulting services to businesses in the U.S. and Canada. Tricor had annualized revenues of CDN$500,000. Under the agreement, the Company was required to issue 1.2 million Shares in three equal instalments over a 12-month period in exchange for Tricor shares. This acquisition would have given the Company the ability to offer the combined customer base of the two companies' expert consulting and professional solution in the area of telecommunications. Due to the change in the focus of its business, the Company decided not to proceed with this acquisition.

Telemetrix   Resource  Group  Inc.,  Tracy  Corporation  II  dba  Western  Total
Communications and Telemetrix Inc.

On August 19, 1998, Suncom entered into an agreement (the "Telemetrix Agreement") which would have resulted in a business combination of Suncom with Telemetrix Resource Group Inc., a Colorado corporation ("TRG"), Tracy Corporation II which does business as Western Total Communications, a Nebraska company ("WTC"), and Telemetrix Inc., a Nevada company ("Telemetrix"). Shareholders of Suncom, TRG and WTC would have ended up with shares in Telemetrix whose shares were intended to trade initially on the OTC Bulletin Board with an application to have the shares listed on the NASDAQ NMS.

Closing of the business combination was contingent upon a considerable number of conditions being satisfied, including: satisfactory due diligence, satisfactory legal opinions about each of the companies and the tax consequences to their shareholders, Suncom receiving shareholder approval at a special meeting called to approve the transaction, a fairness opinion from a qualified third party, a valuation of the assets of TRG and WTC and British Columbia court approval of the transaction.

On January 6, 1999, the Company announced that it would not proceed with this business combination as it decided to pursue its dedicated eCommerce strategy and concentrate its efforts on the Internet market. TRG, WTC and Telemetrix are indebted to the Company in the amount of approximately US$70,000 for due diligence, legal and accounting costs and expenses incurred by the Company in connection with the business combination.

VirtualSellers.com, Inc.

In May, 1999, Suncom acquired of all of the property, assets and undertaking of VirtualSellers.com, Inc. As consideration for the acquisition, Suncom paid cash of US$170,000, assumed indebtedness of US$28,928, issued 500,000 Shares at a deemed price of $0.10 per Share and issued 361,710 share purchase warrants. Each warrant entitles the holder to purchase one Share at a price of $1.50 per Share for a period of two years. As part of the acquisition, Suncom entered into employment agreements with two of the founders of VirtualSellers.

Suncom will continue to operate VirtualSellers' business under a newly created subsidiary called eCommerce Solutions Inc (d.b.a. VirtualSellers.com). The business involves the provision of turnkey eCommerce transaction processing and customer services to small and medium size businesses. With no monthly fees and small set-up charges, VirtualSellers.com can provide these businesses with immediately available, customized, secure and complete eCommerce services so that these businesses can retail their products over the Internet. VirtualSellers.com earns its revenues by charging the businesses a percentage of each transaction conducted over the Internet.

CallDirect Enterprises Inc.

In May, 1999, Suncom acquired of all of the property, assets and undertaking of CallDirect Enterprises Inc. As consideration for the acquisition, Suncom issued 1,200,000 Shares at a deemed price of $0.50 per Share. Suncom also assumed the outstanding indebtedness of CallDirect, approximately CDN$500,000, which Suncom settled for approximately CDN$109,000. Suncom will continue to operate CallDirect's business as a division of its subsidiary Suncom Telemanagement Inc. CallDirect is a catalogue reseller of telephone related products and will soon be a provider of transaction processing and customer services. Suncom intends to use the Call Center to provide customer service functions for CallDirect. VirtuallSellers.com has developed a website with eCommerce transaction processing capabilities which will enable CallDirect to retail its products over the Internet.

FORWARD LOOKING STATEMENTS AND MATERIAL RISKS IN THE COMPANY'S BUSINESS

Much of the information included in this Form 20-F includes or is based upon estimates, projections or other "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to the "safe harbor" created by those sections. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. The Company cautions the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". Readers should carefully consider the following factors in evaluating the Company, its business and any investment in the Company.

History of Losses

The Company has incurred substantial net losses and has a substantial net operating loss carryover. These losses were mainly incurred in operations which the Company no longer operates. The Company has incurred losses since entering the alternate long distance telecommunications business and has continued to lose money during the transition of becoming a transaction processing/customer service company. For the period ended February 28, 1998, the Company showed a profit of CDN $24,535,877 as a result of the gain on forgiveness of debt. For the year ended February 28, 1999, the Company showed losses of CDN$2,429,137. The Company projects that it will continue to incur losses for the period ending February 28, 2000, but should be at a positive monthly run rate after that time. While the Company feels confident that it can secure additional funds through a rights offering and successfully carry out its business plan, there can be no assurance that the Company will accomplish these tasks and return to profitability.

Working Capital and Liquidity

The Company currently has a working capital surplus of CDN$1,200,000 but has had significant working capital deficiencies in the past. As of February 28, 1999, the accumulated deficit was CDN$12,521,323. Furthermore, the Company has experienced negative cash flows during each of the last three years of operations. The Company has historically depended upon capital infusion from the issuance of long term debt and equity securities to provide the cash needed to fund operations. The Company's ability to continue in business is dependent upon the Company's continued ability to obtain significant funding from external sources, initially from the proceeds of a private placement and then from debt and equity markets. There can be no assurances that the Company will be able to raise sufficient funds from these or other sources to execute its business plan.

Dependence Upon Key Customers

The Company is dependent upon a limited number of customers for a substantial portion of its revenues. The acquisitions of CallDirect and VirtualSellers and diversification of the Company's business serve to reduce this risk. To date, the Company has acquired one Call Center in Indianapolis, Indiana, which currently services various cable companies. The loss of any of these customers would have a material, significant adverse impact upon the Call Center's revenues and prospects for profits but would no significantly impact Suncom's working capital, liquidity or the long term prospects. Each customer accounted for no more than 25% of the Call Center's total revenue for the year ended February 28, 1999. Although the Company expects to expand its customer base, there can be no assurance that the Company will be successful and, if the customer base is expanded, that the Company will be able to retain its existing customers. Furthermore, an unexpected decline in sales to any of such customers could have a material adverse effect upon the Company. In addition, there are no firm contracts governing the Company's relationship with any of its customers. Accordingly, such business relationships could be terminated or curtailed at any time. The lack of firm contracts between the Company and its customers could have a material adverse impact on the Company's revenue. Although the Company intends to diversify out of the cable industry and is currently pursuing opportunities to acquire and consolidate additional Call Centers, there is no guarantee that the Company will be successful in its plans.

The eCommerce business segment operated under the name VirtualSellers.com is estimated to produce 80% to 90% of Suncom's revenue. While several of VirtualSellers' clients may produce substantial sales, none will account for more than 7% of VirtualSellers' total revenue. The remaining revenues will be generated from the Call Center and CallDirect operations. As with the Call Center, an unexpected decline in sales to any of its eCommerce customers could have a material adverse effect upon the Company.

Competition

Many of the Company's competitors in both the Call Center and eCommerce business segments are substantially larger than the Company and have significantly greater financial resources and marketing capabilities than the Company, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their products and services better, faster and/or cheaper than the Company. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition. In addition, there can be no assurance that the Company will be able to compete successfully against its present or future competitors.

The telecommunications and Internet markets are both very competitive. The Company will compete directly with companies providing similar products and services which may have certain commercial advantages. Suncom's success depends on management's ability to identify and make acquisitions of operating
"telephone call centers" and other related telecommunication and Internet businesses. The goal is to capitalize on the first to market lead while the market is wide open.

Suncom's ability to compete successfully will require it to develop and maintain technologically advanced products and services, attract and retain highly qualified personnel, obtain a significant customer base using the "eCommerce solutions" and "telephone call center" and related services, whether alone or with third parties. There can be no assurance that the Company will be able to achieve these objectives. Failure to do so would have a material adverse effect on Suncom's business, operating results and financial condition. Furthermore, the Company's potential products and services, if successfully developed, will compete directly with other existing and subsequently developed products using competing technologies. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective and commercially desirable than those developed or marketed by the Company or that would render the Company's technology and products non competitive. Failure of the Company's potential products to compete successfully with products using competing technologies will have a material adverse effect on the Company's business, operating results and financial condition.

VirtualSellers has entered an industry that is in its infancy. Competition comes in several forms. There are traditional companies that sell hardware and software; there are design companies that develop eCommerce solutions for business; and there are on-line malls that house a multitude of websites for various businesses. In general, these are not direct competitors in that they do not supply complete eCommerce transaction development and processing services.

The closest direct competition to the services provided by VirtualSellers comes from iCat, ViaWeb, iBill and Octagon. Each of these companies provides software for eCommerce transaction processing and hosts companies wanting to outsource the eCommerce portion of their websites. However, many of these companies do not provide the back-office services, merchant services, customer service, order tracking, or technical services. VirtualSellers has chosen to concentrate on superior service and making the eCommerce transaction itself easy for the client and their customers - safe, secure and timely. VirtualSellers' competitive advantage is derived from the fact that it provides a complete eCommerce solution/service to small and medium size businesses.

Dependence Upon Key Personnel

The loss of the services of any of the Company's management and other key employees, for any reason, may have a materially adverse effect on the prospects of the Company. The Company has entered into a month-to-month employment agreement with Dennis Sinclair, the President and CEO of the Company. As such, there is nothing preventing Dr. Sinclair from departing at any time from employment with the Company. Although the Company believes that the loss of Dr. Sinclair will not have a material adverse impac upon the Company, there can be no assurance in this regard, nor any assurance that the Company will be able to find a suitable replacement to Dr. Sinclair. Furthermore, the Company does not maintain "key man" life insurance on the lives of Dr. Sinclair or any other officers of the Company. To the extent that the services of any key employee of the Company become unavailable, the Company will be required to retain other qualified persons; however, there can be no assurance that it will be able to employ qualified persons upon acceptable terms.

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

Reliance upon Technology and Computer Systems

The  Company's  Call  Center  and   transaction   processing   systems   utilize
sophisticated and specialized telecommunications, network and computer technology, and has focused on the application of this technology to meet its clients' needs. The Company anticipates that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain its competitiveness. Significant capital expenditures may be required to keep its technology up to date. Investments in technology and future investments in upgrades and enhancements to software for such technology may not necessarily maintain the Company's competitiveness. The Company's future success will also depend in part on its ability to anticipate and develop information technology solutions which keep pace with evolving industry standards and changing client demands. In addition, the Company's business is highly dependent upon its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect upon the Company.

Dependence upon Trend Toward Outsourcing

The Company's business and growth depends in large part on the industry trend toward outsourcing information technology and administrative services. There can be no assurance that this trend will continue, as organizations may elect to perform such services in-house. The Company intends to alleviate its dependence upon any one revenue stream by expanding its business operations vertically and horizontally. Nevertheless, a significant change in the direction of this trend toward outsourcing could have a material adverse effect on the Company.

Risk of Emergency Interruption of Call Center and Network Operations

The Company's operations are dependent upon its ability to protect its Call Center, its eCommerce business and its information databases against damage that may be caused by fire, power failure, telecommunications failures, unauthorized intrusion, computer viruses and other emergencies. The Company has taken precautions to protect itself and its customers from events that could interrupt delivery of the Company's services. These precautions include off-site storage of backup data, fire protection and physical security systems, backup power generators and a disaster recovery plan. The Company also maintains business interruption insurance in amounts the Company considers adequate. Notwithstanding such precautions, there can be no assurance that a fire, natural disaster, human error, equipment malfunction or inadequacy, or other event will not occur.

Similar precautions have been implemented with the development of the network and telecommunication systems for the eCommerce transaction processing business. Duplication has been built into the networks by having redundant equipment maintained onsite. Back-up generators and power protection systems have been installed to ensure continuous operations and firewalls have been installed to ensure system integrity and safety. Duplicate providers of bandwidth have been chosen to ensure that connectivity wil be uninterrupted. All this ensures that customers and vendors will have continuous service to the eCommerce systems pending a complete interruption of the telecommunications and power infrastructures. Notwithstanding such precautions, there can be no assurance that a fire, natural disaster, human error, equipment malfunction or inadequacy, or other event will not occur.

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

Implementation of Acquisition Strategy

Although the Company has recently completed the acquisition of the Call Center, VirtualSellers and CallDirect, it intends to pursue other acquisitions. There can be no assurance that the Company will be able to consummate or, if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks which could have a material adverse effect on the Company, including: (i) diversion of management's attention to the assimilation of the business to b acquired; (ii) the risk that the acquired business will fail to maintain the quality of services that the Company has historically provided; (iii) the need to implement financial and other systems and add management resources; (iv) the risk that key employees of the acquired business will leave after the acquisition; (v) potential liabilities of the acquired business; (vi) unforeseen difficulties in the acquired operations; (vii) adverse short-term effects on the Company's operating results; (viii) lack o success in assimilating or integrating the operations of acquired businesses with those of the Company; (ix) the dilutive effect of the issuance of additional equity securities; (x) the incurrence of additional debt; and (xi) the amortization of goodwill and other intangible assets involved in any acquisitions that are accounted for using the purchase method of accounting. There can be no assurance that the Company will successfully implement its acquisition strategy. Furthermore, there can be no assurance any acquisition will achieve levels of revenue and profitability or otherwise perform as expected, or be consummated on acceptable terms to enhance shareholder value. The Company is currently reviewing various companies for acquisition but has no arrangements or understanding with any party with respect to any further acquisitions. The Company, however, continues to monitor acquisition opportunities.

Rapid Technological Change

The future success of the Company will depend in large part upon its ability to keep pace with technology. Rapid changes have occurred, and are likely to continue to occur. There can be no assurance that the Company's development efforts will not be rendered obsolete by research efforts and technological advances made by others. The market for information technology services is characterized by rapid technological advances, frequent new product introductions and enhancements, and changes in customer requirements. Although the Company believes that the Call Center and eCommerce business are sufficient for the present, it is believed that the Company's future success will depend in large part on its ability to service new products, platforms and rapidly changing technology. These factors will require the Company to provide adequately trained personnel to address the increasingly sophisticated, complex and evolving needs of its customers. The Company's ability to capitalize on future acquisitions in the Call Center and eCommerce industries will depend on its ability to (i) enhance its software and successfully integrate such software into the Company's technical product support services, (ii) adapt such software to new hardware and operating system requirements and (iii) develop new software products in an industry characterized by increasingly rapid product and technological obsolescence. Any failure by the Company to anticipate or respond rapidly to technological advances, new products and enhancements, or changes in customer requirements could have a material adverse effect on the Company.

Reliance on Collaborative Relationships

The Company plans to pursue collaborative arrangements with other market leaders to develop, manufacture and market eCommerce and telecommunication services. One such agreement already exists with ASI, a web hosting company that has 160,000 business available to market our complete e-commerce solutions. The Company's future success will depend in large part on its ability to continue to form collaborative arrangements with third parties, their strategic interest in the potential products under development and, eventually, their success in marketing or willingness to purchase any such products. These programs may require the Company to share control over its marketing programs or restrict its ability to engage in certain areas of product development, production and marketing. These programs may also be subject to unilateral termination by the Company's collaborative partners without cause or default and without an ability to cure any defaults. Accordingly, the Company may compete with its partners (and others to whom disclosure maybe made) for commercial sales of any products or services developed in these arrangements. There can be no assurance that the Company will be able to enter into collaborative arrangements on commercially reasonable terms, that these arrangements, if established, will result in successful programs to develop, manufacture or market products or that, if those programs are successful, the Company's collaborative partners will not seek to compete directly through jointly developed products themselves or obtain them from alternative sources.

Need for Additional Financing

The Company's ability to continue in business depends upon its continued ability to obtain financing. The Company is currently raising additional funds through the sale of additional equity and is looking to secure asset financing for network computer equipment. If this additional capital were raised through borrowing or other debt financing, the Company would incur substantial additional interest expense. Sales of additional equity securities, through a traditional underwritten offering, would dilute, on a pro rata basis, the percentage ownership of all holders of common shares. There can be no assurance that any such financing would be available upon terms and conditions acceptable to the Company, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could have a material adverse effect upon the Company.

Although the Company believes that it can raise financing sufficient to meet its immediate needs, it will require funds to finance its development and marketing activities in the future. There can be no assurance that such funds will be available or available on terms satisfactory to the Company. If additional funds are raised by issuing equity securities, further dilution to existing or future stockholders is likely to result. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate marketing of one or more of its products or development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or potential products that it would not otherwise relinquish. Inadequate funding also could impair the Company's ability to compete in the marketplace and could result in its dissolution. The Company regularly examines opportunities to expand its technology base and product line through means such as licenses, joint ventures and acquisition of assets of ongoing business and may issue securities in connection with such transactions. However, no commitments to enter into or pursue and such transaction have been made at this time and there can be no assurance that any such discussions will result in any transaction being concluded.

Marketing

The Company will be required to develop a marketing and sales force that will effectively demonstrate the advantages of its services and products. The Company's marketing and selling experience of their services to date is very limited. The Company may also elect to enter into agreements or relationships with third parties regarding the commercialization or marketing of its products and services. There can be no assurance that the Company will be able to establish adequate sales and distribution capabilities, that it will be able to enter into marketing agreements or relationships with third parties on financially acceptable terms or that any third parties with whom it enters into such arrangements will be successful in marketing the Company's products.

Market for the Company's Securities and Possible Volatility of Share Prices

The market price of the Shares, has fluctuated significantly and is likely to continue to fluctuate in the future. Announcements by the Company or others regarding the receipt of customer orders, changes in recommendations of securities analysts, results of customer field trials, timing of product shipments, scientific discoveries, technological innovations, litigation, product developments, patents or proprietary rights, government regulation, and general market conditions may have a significant impact on the market price of the Shares.

Year 2000

The year 2000 poses potential problems to computer programs which have been written using two digits rather than four to define the applicable year. Computer programs of the Company, its suppliers or customers that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company is working to resolve the potential impact of the year 2000 caused by support vendors such as banks, credit card companies, credit card processing facilities, and telephone companies. The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the its financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant year 2000 issues in a timely manner. It should be noted that all of the aforementioned third party vendors are large organizations and have a plan for addressing year 2000 problems in place. They have devoted substantial resources to this as it has the potential to dramatically impact their business.

Year 2000 and the Call Center

With reference to the Call Center's telephone system (which was purchased in August 1998) and computer system, the Company has received written assurances from their respective suppliers that they are all year 2000 compliant. The most significant risk that has been identified by the Company is the potential disruption in telephone service if regional or national telephone carriers experience year 2000 incompatibility problems. If the Call Center is deprived of access to telephone service for a significant period of time, the Company expects that it may lose approximately one to four percent of its daily revenue from Call Center operations. The Company is in the process of contacting its clients and advising them of this potential problem, so as to minimize the risk of jeopardizing its existing client contracts.

The Company has also identified disruption in credit card processing as a potential risk. As this could impact on cash flow from Call Center operations, the Company is contacting it clients with the view to determining how they would like the Company to handle late payments/disconnects if credit card processing is delayed. In view of the efforts being made by financial institutions to counter this risk, the Company believes that this is a relatively small risk.

Year 2000 and eCommerce

VirtualSellers has installed or migrated to year 2000 compatible products. VirtualSellers has fixed all applications including hardware, system software, application software, voice mail, telephone systems and billing platforms. Testing has been performed at two levels. First, the individual elements that make up the system were tested to ensure each functions correctly. Second, the total information technology environment has been tested to ensure that all interfaces work properly including applications from outside our environment that feed data and dates to VirtualSellers' systems.

VirtualSellers' business facility has battery back-up for 12 hours, but is otherwise at the same risk of power and telephone disruption as are most other businesses. If power and telephone services are disrupted nationwide, VirtualSellers' customers will be unable to send Internet orders until service is restored. It is anticipated that while some sales may be lost as a result, most will merely be postponed since VirtualSellers' competitors will likely be similarly affected. On the other hand, if power and telephone service disruption is localized, there is greater potential for lost sales, since potential customers may in that case place orders with competitors in a non-affected area. The financial impact of disruption to such service, if any, is not expected to become material unless service is disrupted for more than three to five days. Clients will be advised in advance of this risk and as a result, the Company does not foresee any significant loss of clients.

Disruption in credit card processing also poses some potential risk. If the operation of credit card systems is interrupted, VirtualSellers can hold orders for batch processing and set up an automated message explaining any delay in order-processing to persons placing orders. If the delay is significant, persons placing orders will be contacted to discuss alternative forms of payment, and to verify whether they wish to keep credit card orders pending restoration of credit card processing services. It i anticipated that the financial impact to VirtualSellers will only become material if credit card connections are disrupted for more than ten days. VirtualSellers will be informing its customers of these potential issues.

Authorization and Discretionary Issuance of Preferred Stock

The Company is authorized to issue 150,000,000 each of Class A and Class B Preference Shares, with such designations, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preference Shares with dividend, liquidation, conversion or other rights which could adversely affect the rights of the Company's Shareholders. The issuance of Preference Shares could, among other things, adversely affect the voting power of the Company's Shareholders and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for Shares at a premium or otherwise adversely affect the market price for Shares.

Limited Liability of Directors, Officers and Others

The Company's bylaws contain provisions limiting the liability of officers and directors of the Company for all acts, receipts, neglects or defaults of themselves and all other officers or directors of the Company or for any other loss, damage or expense happening to the Company which shall happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against officers and directors of the Company and may discourage or deter the Company's Shareholders from suing officers and directors of the Company based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Potential Expenses Arising from Indemnification of Officers and Directors

The Company's bylaws contain provisions entitling its directors and officers to indemnification from all costs, charges, expenses, including any amount paid to settle an action or satisfy a judgment reasonably incurred by such officer or director with respect to any civil, criminal or administrative action or proceeding to which such officer or director is made a party by reason of being or having been an officer or director of the Company. The Company has authorized the indemnification of its officers and directors in such other circumstances permitted under the CBCA which may reduce the likelihood of derivative litigation against directors and officers and may discourage or deter shareholders from suing directors or officers for breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders. The Company's bylaws also provide for the indemnification of directors and officers of the Company from judgments, fines, amounts paid in settlement and reasonable expenses as a result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company as long as the acts were done in good faith. The Company is not presently aware of any claims which would result in its indemnification of its directors and officers. Such provisions do not eliminate the personal liability of its directors and officers for monetary damages as a result of a breach of fiduciary duty. The Company wil indemnify against reasonable costs and expenses incurred in connection with any action, suit or proceeding to which any of such individuals were made a party by reason of his or her being or having been such a director of officer, unless such person has been adjudicated to have been liable for negligence or misconduct in his or her corporate duties. Although the Company may obtain an insurance policy which will cover such indemnity, there can be no assurance that such a policy will be available or that, if available, it will be adequate. To the extent that the Company is required to expend funds to indemnify officers and directors, there could be a material adverse effect upon the financial condition of the Company.

Furthermore, the Company's bylaws allow for insurance for the benefit of officers and directors of the Company against such liabilities and in such amounts as the Board of Directors may determine. The Company currently subscribes to Directors and Officers Liability Insurance from Tri-City Brokerage of Illinois, Inc. for $2,000,000 for each claim and as an annual aggregate.

Dilution and Dividend Policy

The grant and exercise warrants of creditors or otherwise or stock options would likely result in a dilution of the value of the Shares. Moreover, the Company may seek authorization to increase the number of its authorized shares and to sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the Shares would likely result from such sales.

In addition, the Company may determine to grant additional stock options or other forms of equity-based incentive compensation to the Company's management and/or employees to attract and retain such personnel. The Company also may in the future offer equity participation in connection with the obtaining of non-equity financing, such as debt or leasing arrangements accompanied by warrants to purchase equity securities of the Company. Any of these actions could have a dilutive effect upon the holders of the Shares.

The Company has never paid a cash dividend on the Shares and does not expect to pay dividends in the foreseeable future.

Anti-Takeover Provisions

At the present time, the Company's Board of Directors has not adopted any shareholder rights plan or any anti-takeover provisions in its Charter or Bylaws.

Litigation

The Company is involved in substantial and continuing litigation. A detailed discussion of such litigation and the Company's discussion of the prospects of each pending matter is contained in the section entitled "ITEM 3 - LEGAL PROCEEDINGS".

ITEM 2         DESCRIPTION OF PROPERTY

The Company currently has four leased office locations:

(a) The Company's executive office is located at 290 - 171 Water Street, Vancouver British Columbia, V6B 1A7. The office space is approximately 1,200 square feet and is leased on a month-to-month basis for a monthly base rent of $825.00;

(b) The Company has additional office space located at Suite 1000, 120 North LaSalle, Chicago, Illinois, 60602. The office space is approximately 3,400 square feet and is leased on a yearly basis;

(c) The Company, through its subsidiary NorthNet Telecommunications Inc., leases the Company's Call Center located in Greenwood, Indiana. This is approximately an 8,000 square foot facility; and

(d) The Company has recently leased a warehouse facility located at 3075 Tollview Drive, Rolling Meadows, IL to house VirtualSellers' eCommerce business. This is approximately an 20,000 square foot facility and is leased for a five year term for a monthly based rent, during the first year, of $18,333 plus property operating costs and taxes.

ITEM 3 LEGAL PROCEEDINGS

GT COMMUNICATIONS INC.

The Company was named as a defendant in a lawsuit filed on May 19, 1993 (the "Lawsuit") by GT Communications Inc. (formerly named VisionTel Holdings, Inc.) ("GT") in the British Columbia Supreme Court which arose out of a share purchase agreement (the "VisionTel Agreement") dated December 9, 1992 among the Company, GT (then known as VisionTel Holdings Inc.), Edmond N. Chisel and Giorgio Alorra-Abbondi for the sale and purchase of the issued and outstanding shares of VisonTel Communications Inc. ("VisonTel"). GT alleged that the Company failed to meet its obligations as purchaser under the VisionTel Agreement by not delivering either certain payments of money or Shares at specified times. The Company claimed that it was prevented from making any such delivery because of certain breaches by GT of the VisionTel Agreement relating to representations and warranties concerning VisionTel's financial records. The Company filed a counterclaim against GT seeking damages allegedly caused by the aforementioned breaches by GT of the VisionTel Agreement. In September 1995, the parties agreed to adjourn the legal proceedings and the matter went to binding arbitration. In February 1996, the arbitrator ruled that the Company should pay GT an additional CDN $3.4 million plus interest.

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

See EXHIBIT 1.1 for further details.

WILLIAM PRATT

A civil action was filed on or about August 27, 1993 in the Los Angeles Superior Court by William Pratt against several defendants, including the Company, seeking monetary damages in the amount of approximately US $577,000. In his complaint, Mr. Pratt alleges several causes of action with respect to the financing and support of a race car for one season, including breach of contract and other related causes of action. Mr. Pratt obtained an entry of default against the defendants on November 16, 1993. The Company's motion to vacate the default judgment was denied as were the Company's appeals to the Appellate Court and the State Supreme Court. Claims of US $577,000 were made by the Company and disallowed by the Courts. A Proof of Claim in the amount of CDN $250,000 was settled in the CCAA Proceeding and Mr. Pratt became part of the CNC/CNT General Creditors and will receive a pro-rated portion of the CDN $250,000 through dividend payments from the CNC/CNT Pool.

See EXHIBIT 1.1 for further details.

FEENEY / DELINKO

The Company and certain present and former officers and directors of the Company have been named as defendants in two class action complaints filed in the United States District Court for the Eastern District of Pennsylvania (the "Court"), James J. Feeney v. Cam-Net Communications Network Inc., et al. Case #94-CV-6431) and Jeff Delinko v. Cam-Net Communications Network, Inc., et al., (Case #95-593). The Feeney action names Daryl Buerge, Robert Moore and Michael Gilley as additional defendants and was filed on October 2, 1994 and served upon the Company in December, 1994. The Delinko action names these individuals and Jamie Stallwood, a former vice president of the Company as additional defendants and was filed on February 1, 1995 but has not been served upon the Company. Both actions seek damages for purchasers of the Company's common stock for specified periods and allege that the Company made certain misleading statements or omissions in violation of Section 10(b) and Rule 10b-5 under the Securities Exchange Act of 1934 which inflated the price of the common stock during the class period. The Feeney and Delinko actions seek damages for purchasers of common stock from August 7, 1993 to February 15, 1994 and from July 7, 1993 to July 28, 1994, respectively.

The Plaintiffs and the Company entered into a Stipulation and Agreement of Compromise and Settlement (the "Settlement") which was approved by the Court pursuant to the terms of a Final Judgment and Order of Dismissal of Actions dated as of May 14, 1996. The Settlement released the Company and all other defendants from liability to all purchasers of common stock of the Company from July 7, 1993 through and including September 2, 1994, unless the purchaser validly and timely requested to be excluded from the Settlement Class. The holders of a total of 2300 shares of common stock opted out of the Settlement

Class. The Settlement provided for the payment by the Company of expenses of the settlement in an amount up to US $175,000 and the issuance of the Company's common stock in the amount of US $2,225,000. A Proof of Claim in the amount of CDN $1,250,000 was settled in the CCAA Proceeding and the Plaintiffs became part of the CNC/CNT General Creditors and will receive a pro-rated portion of the CDN $1,250,000 through dividend payments from the CNC/CNT Pool.

See EXHIBIT 1.1 for further details.

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

The Company commenced action against Global in the US District Court for the Northern District of Georgia, to collect monies due from Global to the Company under the Notes. The Company was successful at trial obtaining an award of US $450,000 but does not expect that it will be able to collect on the judgment against Global because of Global's lack of assets.

VANCOUVER TELEPHONE COMPANY LTD.

Vancouver Telephone Company Ltd. ("VanTel") is a former customer of the Company who has refused to pay outstanding invoices totaling approximately US $500,000. The Company commenced a lawsuit in November 1996 in the Supreme Court of British Columbia (Vancouver Registry) seeking payment of the monies. VanTel raised the defenses that the Company: (a) failed to provide contractual services to VanTel in a manner and of a quality required by VanTel; (b) unilaterally terminated the contract between the Company and VanTel without adequate notice or proper cause; and (c) failed to give proper notice of price increases to VanTel (the "Defences"). VanTel brought a counterclaim as against the Company, in January 1997, alleging damages in the form of higher rates and less favorable payment terms and loss of business as a result of the Company's actions. The Company was successful in obtaining an order striking the Defences on a preliminary motion.

VanTel has appealed that order and the appeal is schedule t be heard in June, 1999. A trial of the Company's claim has been scheduled for November, 1999. Any recovery from this lawsuit will be paid as follows: 6% to the CNC creditor pool and the balance to the Company without the requirement to distribute them as dividends under the Plan.

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

CCAA PROCEEDING

On January 14, 1997, the Company filed for and the Court granted protection from its creditors under the Companies Creditors Arrangement Act, which is legislation similar to bankruptcy legislation (the "CCAA Proceeding"). Court protection was required to ensure that the Company's assets were kept intact during the reorganization process in order to allow the Company to carry on its business while formulating a restructuring plan. The accounting firm of KPMG was appointed by the Court as Monitor to oversee and to assist in the development of the Company's restructuring plans (the "Plan"). The creditors of the Company approved the Plan on July 31, 1997 and the Supreme Court of British Columbia sanctioned the Plan on August 7, 1997.

The Company has implemented a majority of its obligations under the Plan but there are still some remaining obligations under the Plan, as set out below.

Sale of Operating Assets

Shortly after receiving CCAA protection, it became apparent to the Company that it would not be able to obtain sufficient new financing for its business operations early enough in the restructuring process to permit it to continue to serve its customers. In order to preserve the value of its assets and yield the greatest return to its creditors, the Company determined it was in its best interest to sell the Company's commercial and residential customer base for the highest available price.

The Company sold its accounts receivable, capital assets, licences and acquired customer base to Primus Communications, Inc., Primus Telecommunications Canada Inc. and 336246 Canada Inc. (collectively, "Primus") for approximately CDN $6,750,000 on April 7, 1997 with approval of the Court (the "Primus Transaction"). There was a holdback, held by Russell & DuMoulin in trust, of CDN$1,000,000 to secure the accuracy of representations and warranties made by the Company. Approximately $700,000 of this amount is being held by the Company's auditors to pay to creditors. The holdback was to be retained for a period of 150 days. To the extent that Primus made claims against the holdback, Russell & DuMoulin was required to retain an equivalent portion of the holdback. Since Primus advanced claims exceeding the amount of the holdback, the full amount of the holdback was held in trust with Russell & DuMoulin pending resolution of such claims. Recently the Company entered into a settlement with Primus regarding the holdback, whereby the Company will receive $25,000 for consulting services and Primus will receive $275,000 of the holdback. The balance of the holdback has been distributed to creditors under the Plan.

The Company also determined that there was inherent value in the remaining assets of Cam-Net Communications Inc. ("CNC") and Cam-Net Telecommunications Inc. ("CNT"), including significant tax losses accrued within the Company's affiliated groups as a result of business losses incurred during recent years. These losses would cease to have value over time and could not be readily used by the Company. On April 17, 1997 the Company sold all of the shares in CNC and its interest in CNT to London Holdings Inc ("LTG") for cash proceeds of CDN $3,070,000 (the "LTG Transaction"), approximately CDN$62,000 of which has been paid to LTG as a holdback to secure an indemnity provided by the Company in connection with the sale and $5,000 has been paid to creditors. After deducting commissions of CDN$60,000, the Company realized a gain on the sale of CDN$3,010,000 during the year ended Feburary 28, 1998. The agreement provided that the intercompany debt owned by CNC to Cam-Net Communications Network Inc. ("CWK") would be repaid to the Company in annual installments equal to 15% of the annual profit of CNC for three fiscal years commencing April 30, 1997. The first CDN$500,000 of the repayment to the Company was to be payable to GT Communications Inc. pursuant to the Plan in the CCAA proceeding. Since the Company anticipated little or no repayment of such debt, it recently decided to sell this receivable for CDN$525,000 with GT Communications Inc. being entitled to receive approximately $387,000 of the proceeds.

Secured Creditor Settlements

The first step in implementing the Plan was to satisfy the secured creditors. At the CCAA filing date, AT&T held registered security against the Company and certain of its subsidiaries identified in the Plan (the "Issuer Companies") which was alleged to secure approximately CDN$2.8 million as at the end of June, 1997. The Company disputed the validity of these claims and began negotiations with AT&T to resolve the disputed claims. On July 3, 1997, the Court approved a settlement between the Company and AT&T which included payment of CDN$1,822,725 and issuance of 1,000,000 Shares and warrants whereby AT&T could acquire an additional 1,000,000 Shares of the Company at CDN$1.00 per share. AT&T has since released the Company from any other claims.

GT Communications Inc. ("GT") alleged an equitable security interest against all of the assets of the Issuer Companies based upon agreements alleged to have been made by the Issuer Companies to grant such security to GT. GT claimed CDN $2.6 million. After extensive negotiations, the Court approved a settlement entitling GT to an immediate cash settlement of CDN $1.4 million and confirmation of a claim of CDN $500,000 as an unsecured creditor to be paid only from any repayment received by the Company fro the LTG Transaction. Since the Company anticipated little or no repayment from the LTG Transaction, it recently decided to sell this receivable for CDN$525,000 with GT Communications Inc. being entitled to receive approximately $387,000 of the proceeds.

Unsecured Creditor Settlements

On July 31, 1997, the classes of creditors of the Issuer Companies met and the requisite number of creditors holding the required value of claims approved the Plan. The Plan provided for the distribution of proceeds from the sale of assets and the recovery from lawsuits on account of creditors' indebtedness. The Plan also provided that creditors' unpaid debt after receipt of dividends would be satisfied by a distribution of the Shares by issuing warrants whereby the unsecured creditors would receive a portion of 13,000,000 Shares in proportion to their unpaid indebtedness to the total of unpaid debt.

The  following  is a  general  review  of the  significant  events  in the  CCAA
Proceeding:

CDN$6,550,772 of the CDN$6,750,000 received from the Primus Transaction and approximately CDN$3,000,000 received from the LTG Transaction were paid into a trust account. CDN$1,000,000 of the CDN$6,550,772 received from the Primus Transaction represents a holdback which was to be released 150 days after April 8, 1997. Primus made claims exceeding the entire amount of the holdback and accordingly the holdback remained in trust. Recently the Company entered into a settlement with Primus regarding the holdback, whereby the Company will receive $25,000 for consulting services and Primus will receive $275,000 of the holdback. The balance of the holdback has been distributed to creditors under the Plan;

Secured creditors with outstanding claims of approximately CDN$5,400,000 received CDN$3,222,724 in cash, a total of 1,000,000 Shares and share purchase warrants to acquire a total of 1,000,000 Shares at CDN$1.00 per share. In addition, the Company agreed to acknowledge an additional outstanding claim for CDN$500,000 by GT, provided that GT would be treated as an unsecured creditor with respect to such claim, and the claim would be paid only out of the repayment, if any, that the Company may realize from the LTG Transaction. Since the Company anticipated little or no repayment from the LTG Transaction, it recently decided to sell this receivable for CDN$525,000 with GT Communications Inc. being entitled to receive approximately $387,000 of the proceeds;


Government claims, which consist primarily of income, sales or capital taxes, were to be settled outside the Plan and approximately CDN$580,000 of the proceeds paid into the trust account were segregated to pay potential Government claims. To February 28, 1999, $196,533 has been paid for Government claims;

CDN$200,000 of the proceeds paid into the trust account were segregated to pay for creditor claims arising after the Company and its Canadian subsidiaries entered CCAA protection. As at February 28, 1999, CDN$349,979 in post CCAA claims had been paid;

CDN$280,000 of the proceeds paid into the trust account were segregated to pay for employee and consulting commissions relating to the assets sale and the sale of CNC and CNT. As at February 28, 1999, all commissions have been paid amounting in the aggregate to CDN$280,715;

CDN$300,000 of the proceeds paid into the trust account were segregated to pay for legal, monitor and audit costs, and CDN$35,000 for employee severance. As at February 28, 1999, CDN$675,533 had been paid for legal, monitor and audit costs, and CDN$32,925 for employee severances;

CDN$300,000 of the proceeds paid into the trust account was paid to the Company for working capital purposes on the condition that the CDN$300,000 would be repayable to the trust account out of any further recoveries from outstanding litigation and thus would be available to unsecured creditors. As of February 28, 1999, CDN$300,000 has been fully repaid to the trust account from lawsuit recoveries; and

Unsecured creditors with outstanding claims of approximately CDN$31,000,000 were to share in the funds remaining in the trust account based on a formula which allocated a portion of the remaining funds to the Company's creditors and a portion to the Company's subsidiaries' creditors. As at February 28, 1999, unsecured creditor claims aggregating CDN$3,184,150 have been paid. In addition, 13,000,000 warrants to acquire, without any further consideration, Shares in the capital of the Company were issued o November 8, 1998 to the unsecured creditors based on the above formula.

The remaining restricted cash held in trust may be distributed to unsecured creditors if and when the matters set out below are settled and government claims for various taxes have been negotiated.

During the year ended February 28, 1998, the Company recognized a gain on forgiveness of debt of approximately CDN$25,700,000 representing total secured and unsecured debt of approximately CDN$34,200,000 less the CDN$6,100,000 paid to secured and unsecured creditors from the trust account to date and less a further estimated payment of CDN$2,400,000. To the extent that there is not enough cash in the trust fund to pay the estimated CDN$2,400,000 after settlement of Government claims and the Primus conditional payment dispute, the difference will represent an additional gain on forgiveness of debt which will be recognized at that time. During the year ended February 28, 1999, approximately $950,000 of the $2,400,000 was repaid from the trust fund leaving a balance of approximately $1,450,000 in restricted accounts payable.

Significant events subsequent to approval of Plan

Significant events in relation to the implementation of the Plan, subsequent to its approval by the Court, are as follows:

(a)  all Proofs of Claims of creditors have been resolved and settled;

(b)  two dividends have been paid to all creditors in accordance with the Plan;

(c) Canadian securities regulators have approved the distribution of the warrants and the Shares;

(d) under the settlement with AT&T 1,000,000 Shares have been delivered to AT&T;

(e)  the following lawsuit recoveries have been made:

               (i) Bell Canada - CDN $100,000.00,
               (ii) TeleHub - US$450,000.00, and
               (iii) BC Tel - CDN $17,500.00;

(f) distribution to AT&T Long Distance Services Company of warrants to acquire up to 1,000,000 Shares at an exercise price of CDN $1.00 per share.

On August 14, 1998, the Issuer Companies obtained an order which permitted them to:

(a) discharge all pending tax liabilities and transfer certain trust monies held by its counsel to satisfy those obligations;

(b) distribute trust funds held by counsel to satisfy all post filing liabilities arising after January 14, 1997 and prior to August 7, 1997;

(c) use a summary method to resolve the claim to the CDN$1,000,000 holdback from the Primus Transaction;

(d) distribute the 13,000,000 warrants and Shares issuable upon exercise of the warrants to unsecured creditors on an expedited basis having regard to the fact that the original formula for the distribution of the warrants was dependent upon final distribution of all dividends; and

(e) obtain a declaration that the Company has performed its obligations to repay the CDN$300,000.00 advanced to it from the trust account for working capital purposes, by remitting net lawsuit recoveries in that amount.

On November 5, 1998, the Company distributed to unsecured creditors warrants to acquire up to 13,000,000 Shares without further consideration. Recently the Company entered into a settlement with Primus regarding the holdback, whereby the Company will receive $25,000 for consulting services and Primus will receive $275,000 of the holdback. The balance of the holdback has been distributed to creditors under the Plan.

Remaining Obligations under the Plan

The remaining obligations of the Corporation under the Plan and its agreements made in relation to transactions made during the term of the Plan are set out below. None of these obligations require the Company to expend monies or use assets required subsequent to the approval of the Plan on August 7, 1997 and to the extent that obligations remain under the Plan that require expenditures of cash they are fully secured by money in trust except where noted below. The remaining obligations include:

(a) pursuit of remaining viable lawsuit recoveries which will be at the cost of the Company. Any net proceeds realized on former CWK claims are entirely to the benefit of the Company without the requirement to distribute them as dividends under the Plan. Any recoveries on former CNC claims are paid 6% to the CNC creditor pool and the balance is to the benefit of the Company without the requirement to distribute them as dividends under the Plan;

(b) distribution of payments for any remaining Government claims from the Government claim reserve maintained to pay such claims; and

(c) distribution of available funds for dividends to creditors when such funds are received by the Company.

See EXHIBIT 1.1 and Note 2 to the Consolidated Financial Statements for further details on the Plan and its implementation.

AT & T

In early, 1999, it came to the Company's attention that three independent affiliates of AT&T Wireless Network had adopted the name "Suncom" and began offering customers access to a variety of wireless telecommunications services and products under that name. The Company negotiated a settlement of US$975,000 from Triton PCS Operating Company LLC for the rights to the Suncom trademark and tradename in exchange for the Company agreeing to phase out the use of its name within 60 days of the settlement. Accordingly, on May 5, 1999, the shareholders of Suncom approved a special resolution to change the Company name to "VirtualSellers.com, Inc." to reflect the Company's change focus to eCommerce transaction processing. This name change will take effect in late May 1999.


ITEM 4         CONTROL OF THE COMPANY

To the best of the Company's knowledge no person beneficially owns more than 10% of any class of the Company's voting securities. The following table sets forth the amount of shares held by certain nominees and beneficially owned by the officers and directors of the Company as a group as of May 1, 1999.
-------------------------------------------------------------------------------

Title of                 Identity of Person or      Amount       Percent of
Class                        or Group               Owned         Class (1)
-----------------       -----------------------  ------------    ------------
Officers and                     N/A             6,550,082(2)       8.1%
Directors
(4 persons)

Notes:

(1) There were 80,355,306 common shares issued and outstanding as of May 1, 1999.

(2) The Company believes that all persons hold legal title and has no knowledge of actual ownership.

ITEM 5         NATURE OF TRADING MARKET

The Company's common stock was traded on the Vancouver Stock Exchange in British Columbia, Canada until October 31, 1996 when it was de-listed, and on the NASDAQ
- National Market ("NMS") in the United States until November 5, 1996, when it was de-listed. From November, 1996 to November 1997, there was limited transactional volume through pink slip trading. The Company was approved for listing on the National Association of Securities Dealers' Over-the-Counter Bulletin Board (the "OTCBB") on November 5, 1997 under the symbol "SNLMF". Although the Company ultimately intends to list its common stock on the NASDAQ Small Cap or NMS, it does not currently meet the listing requirements of the Small Cap or NMS.

The high and low trades on the Vancouver Stock Exchange and the high and low bids on the NASDAQ NMS for the periods referenced below were as follows:


Quarter Ended                         VSE(1)                       NASDAQ-NMS(2)
---------------                       ---                          -------------

                         High       Low           Volume         High      Low       Volume
                         ------   ------        ----------      ------    -----   ------------

May 31, 1996              4.05     0.90          7,909,200       3.00      0.66     58,709,971

August 31, 1996           3.40     1.70          2,768,184       1.56      1.06     25,753,376

November 30, 1996         2.90     1.40          1,988,873       2.22      0.88     14,767,910


(1)     Amounts in Canadian Dollars.
(2)     Amounts in United States Dollars.

Results from November 30, 1996 through May 1, 1998 are not obtainable as the company was listed on the OTCBB and does not make these statistics available. Beginning May 1, 1998, the NASD changed the way it treats foreign reporting entities such as the Company and made these statistics available on an ongoing basis.

The high and low trades on the OTCBB for the periods referenced below were as follows:


Quarter Ended                                OTCBB(1)
-------------
                           High         Low           Volume
                          ------      ------       -----------
August 31, 1998            0.52        0.25         10,695,600

November 30, 1998          0.40        0.12         14,078,000

February 28, 1999          0.70        0.155        40,085,600

(1)     Amounts in United States Dollars.

As of May 1, 1999, the registrar and transfer agent for the Company reported that 74,164,177 Shares were registered to 1929 residents residing in the United Sates and 6,381,106 Shares were registered to 48 residents of Canada.


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

The Investment Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Act by an investor that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in securities of the Company by a non-Canadian (other than an "American" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was CDN$5 million or more. A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the outstanding voting shares of the Company (or less than a majority but controlled the Company in fact through the ownership of one third or more of the outstanding voting shares of the Company) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares. Certain transactions in relation to the Company's securities would be exempt from review under the Investment Act, including, among others, the following:

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

This general summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals,') to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except fo the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. The following is a general discussion only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's Shares. Shareholders should consult their own attorney, accountant or tax adviser concerning the tax consequences of an investment in Shares of the Company.

DIVIDENDS

Dividends paid on the Company's Shares to a US-Resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a Canadian corporation (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States owning at least 10% of the voting shares of the company paying the dividend.

CAPITAL GAINS

As the Shares of the Company are not presently listed on a prescribed stock exchange in Canada, a US Resident holder will be taxable under the ITA on the disposition thereof, unless an exemption from such tax is available under the Treaty.

No tax under the ITA will be payable on a capital gain realized on Shares of the Company disposed of by a US Resident holder by reason of the Treaty unless the value of such Shares is derived principally from real property situated in Canada, or the US Resident holder is an individual who was a resident of Canada for one hundred twenty months during any period of twenty consecutive years preceding the sale of the Shares and was resident of Canada at some time during the ten years immediately preceding the sale of the Shares and the Shares (or property for which the Shares were substituted in a tax deferred transaction under the ITA) were owned by the individual holder at the time he ceased to be a resident of Canada. However, in such a case, certain transitional relief under the Treaty may be available.

ITEM 8         SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for the five year period ended February 28, 1999 is derived from the Company's consolidated financial statements which were examined by the Company's independent auditor. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company (including related notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data is presented in Canadian dollars.









                          Selected Consolidated Financial Data (1)(2)
                          ------------------------------------
                                (Stated in Canadian Dollars)

                              Fiscal Year Ended February 28 (29)
                              -----------------------------


                                     1999            1998              1997          1996           1995
                                  ----------     ----------       -------------  ------------   -----------
Revenue                            265,715       1,274,385          38,328,435    46,344,583     51,124,355
Direct Costs                           Nil (3)     814,465          34,036,369    43,211,488     42,442,935
Operating Expenses                 873,159         749,800           9,857,275    13,725,476     13,076,500
Income (Loss) From Operations     (607,444)       (289,880)         (5,565,209)  (10,592,381)    (4,395,080)
Amortization                        28,457           7,167           9,325,803    12,989,345      9,800,075
Administrative Expenses          1,651,589       2,297,322           7,422,714     7,540,661      6,385,470
Net Income (Loss)               (2,429,137)     24,535,877         (40,698,248)  (48,540,250)   (24,379,072)
Income (Loss) per Share               (.04)            .50                (.99)        (2.78)         (1.94)
Total Assets                       328,932       1,180,851 (4)       9,769,215    35,011,844     52,705,531
Long-Term Debt                         Nil         722,932                 Nil     8,888,196      9,371,901
Cash Dividends per Common
 Share                                 Nil             Nil                 Nil           Nil            Nil


1. The audited financial information set forth in this table was prepared and is presented in accordance with generally-accepted accounting principles in Canada.

2. See ITEM 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations and ITEM 9 - United States Generally Accepted Accounting Principles Reconciliation.

3. Direct costs were nil as there was a change in accounting procedure to record all costs as selling and/or general and administrative costs.

4. Assets were restated for the period ending February 28, 1998. Assets were previously reported as $3,555,166.

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

Year                            Average           Low-High           Year End/Period End
----                            -------           --------           -------------------
1994                            1.3071         1.2428 - 1.3546              1.3522
1995                            1.3782         1.3410 - 1.4238              1.3937
1996                            1.3670         1.3285 - 1.4178              1.3728
1997                            1.3244         1.3939 - 1.3486              1.3679
1998                            1.48296        1.5845 - 1.4037              1.5358
Period ending
February 28, 1999               1.50832        1.5465 - 1.4820              1.5087


ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (All numbers in Canadian Dollars unless otherwise stated)

RESULTS OF OPERATIONS

FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

Revenues for the year ended February 28, 1999 ("Fiscal 1999") of $265,715 were down by $1.1 million, a decrease of 86.3% from the revenues of $1,274,385 for the year ended February 28, 1998 ("Fiscal 1998"). For the 1999 and 1998 fiscal years, the only source of operating revenue came from the Call Center in Indiana. The monthly revenues increased to $18,500 per month from the cable customers at this facility. This is up from approximately $14,000 per month last year, an increase of 32%. This business is still running at a loss which is the reason it was purchased so inexpensively. The Call Center has positioned itself to take on more business form its existing clients early in 1999 and is projected to reach break even by June, 1999. There is ample room for growth given a large potential market, as well as the expandability of the Call Center location. The Call Center can be expanded to handle 35-40 operators and can potentially generate as much as $350,000-$500,000 a month in revenue. There are significant fixed costs that can be leveraged as new business is brought into the Call Center. The process of integrating the eCommerce clientbase with the Call Center is almost complete. This should provide a significant revenue stream for the Call Center as well as additional transaction processing revenue for the recently acquired eCommerce business.

There were no additional material revenues earned in Fiscal 1999 as compared to certain legal settlements recognized in Fiscal 1998. In Fiscal 1998 the Company settled with TeleHub for US $450,000, with Bell Canada for CDN$100,000, and with BCTel for CDN$17,500.

Direct costs in Fiscal 1999 were $0, compared to direct costs of $0.8 million in Fiscal 1998, a decrease of $0.8 million. This decrease was due to a change in accounting procedures, classifying all expenses as selling and/or general and administrative costs. This included expenses that fell under direct costs in Fiscal 1998. Gross profit for Fiscal 1999 decreased 57% from $0.46 million in Fiscal 1998 to $0.27 million in 1999. Gross margins for the Call Center business are approximately 45% of revenues.

Amortization charges comprise the amortization of capital assets, acquired customer base and other assets. Amortization charges for Fiscal 1999 of $28,457 have increased 400% from $7,167 in the previous year. This is the result of capital expenditures for computers, printers and related technology for the Call Center.

For the Fiscal 1999, the Company recognized a loss of $2.43 million or $0.04 per Share, compared to a gain of $24.5 million or $0.50 per share for the Fiscal 1998. The gain in Fiscal 1998 is the result of the sale of the long distance assets in 1997 and the gain on forgiveness of debt taken in 1998, and not from operations which was running at a loss of approximately $16,000/month. For Fiscal 1999, the Call Center had reduced its operating loss to $13,000/month and is expected to reach a break even poin by June, 1999.

The Company's cash position has decreased during the year from $1,064,908 at the end of Fiscal 1998 to $114,402 at the end of Fiscal 1999, a decrease of $950,506. This can be attributed to a net loss for the year of $2,429,137. In addition, $1,463,559 was raised through the issuance of equity in Fiscal 1999. These monies were used to finance working capital requirements and retire debt. An investment of $393,097 in VirtualSellers.com, Inc. was written off as an loss but the investment loss is expected to be reversed in the year ended February 28, 2000 given the closing of the acquisition of all of the assets and undertaking of VirtualSellers' business as an ongoing concern.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

Revenues for Fiscal 1998 of $1.27 million were down by $37 million, a decrease of 96.6% from the revenues of $38.3 million for the year ended February 28, 1997 ("Fiscal 1997"). In Fiscal 1998, the only source of operating revenue came from two months of revenue generated by the Call Center. The monthly revenues from the five customers at the Call Center were approximately $14,000- $18,000/month. The business was running at a loss which is the reason it was purchased so inexpensively.

The remainder of the revenue realized in Fiscal 1998 came from legal settlements and tax and government refunds. The Company settled with TeleHub for US$450,000, with Bell Canada for CDN$100,000, and with BCTel for CDN$17,500.

Direct costs in Fiscal 1998 were $0.81 million, compared to direct costs of $34 million in Fiscal 1997, a decrease of $33.2 million or 97.6%. Direct costs were 64% of revenue for Fiscal 1998 compared to 89% in the prior year. This 25% decrease is a result of replacing the residential customer base with higher margin business customer base. Gross profits for Fiscal 1998 decreased 89% from

$4.3 million in Fiscal 1997 to $0.46 million in Fiscal 1998. Gross profit as a percentage of revenue increased from 11% in Fiscal 1997 to 36% in Fiscal 1998. Operating expenses decreased by $9.15 million or 93% from $9.8 million for Fiscal 1997 to $0.75 million for Fiscal 1998. During the year administrative expenses decreased by 69.6% from $7.4 million to $2.25 million.

Amortization charges comprised the amortization of capital assets, acquired customer base and other assets. Amortization charges for Fiscal 1998 of $7,167 have decreased 99.9% from $9.3 million in the previous year. This decrease is due to the sell off of the long distance assets in Fiscal 1997 and relatively few assets purchased in Fiscal 1998.

For Fiscal 1998, the Company recognized a gain of $24.5 million or $0.50 per share, compared to a loss of $40.7 million or $0.99 per share for Fiscal 1997. This gain is the result of the sale of the long distance assets in Fiscal 1997 and the gain on forgiveness of debt taken in Fiscal 1998, and not from operations which ran at a loss of approximately $14,000/month.

The Company's cash position increased from $179,770 at the end of Fiscal 1997 to $1,064,908 at the end of Fiscal 1998. During Fiscal 1998, $9.75 million was received from the sale of assets and subsidiaries. A net use of $2.2 million was generated by different financing vehicles including the issuance of convertible debentures and common shares. Operations posted a net use of funds totaling $4.2 million including $24.5 million in net income, a use of $28.7 million on forgiveness of debt and $1.56 million generated by the loss on the TeleHub settlement. For further information see Footnote 4 of the Notes to Consolidated Financial Statements.

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

Revenues for Fiscal 1997 of $38.3 were down from revenues of $46.3 million by $8 million, a decrease of 17.3%, for the year ended February 28, 1996 ("Fiscal 1996"). The Company's long distance business that was shut down in the fourth quarter of Fiscal 1997 was expected to be made profitable by the implementation of the BSCAP software (billing and network platform software system) which was to have been installed and made operational by TeleHub by November 1, 1996. As a result of TeleHub's breach of the September 6, 1996 Agreement, the Company had no choice but to shut down substantial aspects of its business. This shut down, combined with the turn around efforts deployed throughout the fiscal year, have caused the identified operational improvements.

Direct costs of $34 million decreased by $9.2 million from $43.2 million, a decrease of 21.3%. Direct costs were 89% of revenue for the Fiscal 1997 compared to 93% in the prior year. This 4% decrease was a result of replacing primarily what was a residential customer base with a higher margin traffic business customer base. Gross profit increased 36% from $3.1 million in Fiscal 1996 to $4.3 million in Fiscal 1997. Gross profit as a percentage of revenue increased from 6.7% in Fiscal 1996 to 11% in Fiscal 1997. Operating expenses decreased by $3,868,000 or 28% from $13.7 million for Fiscal 1996 to $9.8 million for Fiscal 1997. During the year, administrative expenses decreased by 1.6% from $7.5 million to $7.4 million.

Amortization charges comprised the amortization of capital assets, acquired customer base and other assets. Amortization charges for 1997 of $9.3 million represented a 28% decrease from $12.9 million in the previous year. $3.8 million of this decrease in amortization was due to lower amortization of deferred advertising and media research costs. There was a $2.2 million increase in amortization of acquired customer base costs and a $2.6 million increase in amortization of finance charges, but a decreas in the amortization of capital assets. The acquired customer base costs have been written off this year to their realized value when sold to Primus.

For Fiscal 1997, the Company incurred a loss of $40.7 million or $0.99 per share, compared to a loss of $48.5 million or $2.78 per share for Fiscal 1996. This dollar loss was 16% lower and 64% less per share than in the previous year and resulted from the Company's cost cutting measures and additional shares of stock issued.

The Company's cash position increased during the year from $37,850 at the end of Fiscal 1996 to $179,770 at the end of Fiscal 1997. During the year $3,102,500 was received in cash upon the exercise of employee and director options; $2,495,647 in common shares were issued for settlement of debt; $33,446 for employee compensation; $246,667 for finders' fees; $1,144,446 for the acquisition of ITI; $590,147 for the acquisition of the cellular license; and $2,799,542 for the conversion of preferred shares. For further information see Footnotes 4 and 10 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

During Fiscal 1999, the Company used monies previously generated by the issuance of equity to provide working capital. Working capital requirements consisted mainly of rent, legal and accounting costs and employee compensation. The Company expended money for due diligence, legal and accounting expenses in connection with several acquisitions (Tricor, Campbell and Telemetrix) that ultimately did not proceed to fruition. The acquisition of the Call Center on January 1, 1998 was transacted for a US$105,00 note payable in one year or convertible into Shares at a price of US$0.10 per Share on or before December 31, 1998. The holder of the note converted the full principal and interest amount of the note into Shares In March, 1998 the Company closed its private placement, with a maximum offering limit of US$4,000,000, with subscriptions for US$850,000. Funds generated by this offering were used for operations and potential acquisitions. In January 1999, the Company commenced a convertible note offering of up to US$4,000,000 in order to raise working capital for the Call Center and eCommerce business. As at the end of Fiscal 1999, there were subscriptions of approximately $480,000 for this offering and as at May 15, 1999, the Company received subscriptions of $725,000. In March 1999, Suncom settled with an affiliate of AT&T the rights to use the trademark and tradename of "Suncom". The Company received a cash payment of US$975,000 in exchange for the rights to use the name "Suncom".

For the balance of the 1999 calendar year, the Company anticipates significant working capital requirements above the usual working capital requirements of rent, salaries and legal and accounting services. The Company anticipates making investments of up to US$1,500,000 in capital equipment to provide the network infrastructure required for the growth of the eCommerce business. The Company also anticipates that CallDirect will also need working capital as it grows its catalog and eCommerce business. While there will be recognizable economies of scale in bringing the Call Center support to the facility in Indianapolis, the Call Center business will require approximately $300,000 to reestablish itself. As mentioned, the Call Center is expected to reach the break even point in June, 1999, and will not require any significant working capital investments. The
Company continues to look for acquisition candidates within the scope of its business plan. Ideally, potential candidates will be under-performin businesses that fit into the transaction processing/customer service business model and that can be acquired for notes payable or Shares. This will limit the amount of cash needed allowing almost all available funds to be used by the Company for continuing operations. This follows the model used for the acquisition of the Company's Call Center. Additional working capital requirements for acquisitions and/or operations will be met by further financing through the current convertible note offering and future offerings until the Company can establish a profitable track record.

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

YEAR 2000 DISCLOSURE

The year 2000 poses potential problems to computer programs which have been written using two digits rather than four to define the applicable year. Computer programs of the Company, its suppliers or customers that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company is working to resolve the potential impact of the year 2000 caused by support vendors such as banks, credit card companies, credit card processing facilities, and telephone companies. The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the its financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant year 2000 issues in a timely manner. It should be noted that all of the aforementioned third party vendors are large organizations and have a plan for addressing year 2000 problems in place. They have devoted substantial resources to this as it has the potential to dramatically impact their business.

Year 2000 and the Call Center

With reference to the Call Center's telephone system (which was purchased in August 1998) and computer system, the Company has received written assurances from their respective suppliers that they are all year 2000 compliant. The most significant risk that has been identified by the Company is the potential disruption in telephone service if regional or national telephone carriers experience year 2000 incompatibility problems. If the Call Center is deprived of access to telephone service for a significant period of time, the Company expects that it may lose approximately one to four percent of its daily revenue from Call Center operations. The Company is in the process of contacting its clients and advising them of this potential problem, so as to minimize the risk of jeopardizing its existing client contracts.

The Company has also identified disruption in credit card processing as a potential risk. As this could impact on cash flow from Call Center operations, the Company is contacting it clients with the view to determining how they would like the Company to handle late payments/disconnects if credit card processing is delayed. In view of the efforts being made by financial institutions to counter this risk, the Company believes that this is a relatively small risk.

Year 2000 and eCommerce

VirtualSellers has installed or migrated to year 2000 compatible products. VirtualSellers has fixed all applications including hardware, system software, application software, voice mail, telephone systems and billing platforms. Testing has been performed at two levels. First, the individual elements that make up the system were tested to ensure each functions correctly. Second, the total information technology environment has been tested to ensure that all interfaces work properly including applications from outside our environment that feed data and dates to the systems.

VirtualSellers' business facility has battery back-up for 12 hours, but is otherwise at the same risk of power and telephone disruption as are most other businesses. If power and telephone services are disrupted nationwide, VirtualSellers' customers will be unable to send Internet orders until service is restored. It is anticipated that while some sales may be lost as a result, most will merely be postponed since VirtualSellers' competitors will likely be similarly affected. On the other hand, if power and telephone service disruption is localized, there is greater potential for lost sales, since potential customers may in that case place orders with competitors in a non-affected area. The financial impact of disruption to such service, if any, is not expected to become material unless service is disrupted for more than three to five days. Clients will be advised in advance of this risk and as a result, the Company does not foresee any significant loss of clients.

Disruption in credit card processing also poses some potential risk. If the operation of credit card systems is interrupted, VirtualSellers can hold orders for batch processing and set up an automated message explaining any delay in order-processing to persons placing orders. If the delay is significant, persons placing orders will be contacted to discuss alternative forms of payment, and to verify whether they wish to keep credit card orders pending restoration of credit card processing services. It i anticipated that the financial impact to VirtualSellers will only become material if credit card connections are disrupted for more than ten days. VirtualSellers will be informing its customers of these potential issues.

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

Giving  effect to these  differences  under US GAAP,  the  Company's  net income
(loss) net income (loss) per share for the years ended February 28, 1999, February 29, 1998 and February 28, 1997 were ($2.4 million) or ($0.04 per share), $24.5 million or $.50 per share and ($40.4 million) or ($.98 per share), respectively.

Total assets, determined in accordance with US GAAP at February 28, 1999, 1998 and 1997 were $328,932, $1.18 million and $9.76 million, respectively. Under US GAAP an audit report on the Company's financial statements would include an explanation regarding the Company's ability to continue as a going concern. See Footnote 12 to the Consolidated Financial Statements for additional information concerning reconciliation of the Company's financial statements.

CERTAIN FINANCINGS

REVIEW OF PAST FINANCINGS

On February 28, 1992 the Company issued and sold by way of private placement US $1,000 face amount of non-transferable subordinated debentures (the "1995 Debentures") in an amount totaling US $6.0 million. The 1995 Debentures were unsecured, bore interest at the rate of 10% per annum and were due on February 28, 1995. The 1995 Debentures were convertible into Shares at the option of the purchaser at a price of US $10.00 per Share from March 1, 1992 to February 28, 1993, US $10.50 per share from March 1, 1993 to February 28, 1994, and US $11.00 per Share from March l, 1994 to February 28, 1995. The Company had the right to force conversion of the 1995 Debentures at any time after the first anniversary at the conversion price in effect at that time if, at that time, the Shares of the Company had traded at a price equal to or greater than 100% of the conversion price in effect at that time for a period of twenty consecutive calendar days.

As an inducement to the purchase of the 1995 Debentures, the Company issued 60,000 Shares at a deemed price of US $10.00 per Share to the purchasers of the debentures on a pro rata basis. The Shares issued as an inducement and the Shares issued on conversion of the 1995 Debentures were subject to resale restrictions under applicable securities laws and may only be traded through the facilities of the Vancouver Stock Exchange. The 1995 Debentures were issued pursuant to a Trust Indenture dated as of May 31, 1990, as amended by a First Supplemental Trust Indenture dated February 11, 1992, and as amended by a Second Supplemental Trust Indenture dated February 28, 1993 (the "Trust Indenture") with Montreal Trust Company of Canada as the trustee. The Company also issued 19,600 Shares at a deemed price of US $10.00 per Share as Finders' Fees in connection with the issuance and sale of the 1995 Debentures.

On February 26, 1993 and March 1, 1993 the Company issued 515,000 Shares at a deemed price of US $10.00 per Share and 80,949 Shares at a deemed price of US $10.50 per Share respectively to convert all of the 1995 Debentures. The conversion of debt to equity reduced interest expense for fiscal 1994 by US $600,000.

On July 31, 1992, the Company issued and sold by way of private placement US $1,000 face amount of convertible subordinated debentures (the "1997 Debentures") in an amount totaling US $5.0 million to certain United States mutual funds. The 1997 Debentures were unsecured, bore interest at the rate of 10% per annum and were due on August 15, 1997. The 1997 Debentures were convertible into Shares at the option of the holder at a price of US $12.50 per Share. The Company had the right to force conversion o the 1997 Debentures at any time after July 15, 1994 at a conversion price of US $12.50 per Share if, at that time, the Shares have traded at a price equal to or greater than 110% of the conversion price for a period of twenty consecutive calendar days. Any Shares issued on conversion of the debentures are subject to resale restrictions under applicable securities laws and may only be traded through the facilities of the Vancouver Stock Exchange. The 1997 Debentures were issued pursuant to the Trust Indenture, as amended by a Third Supplemental Trust Indenture dated July 15, 1992. The Company also issued 36,600 Shares at a deemed price of US $12.50 per share as finders' fees in connection with the issuance and sale of the 1997 Debentures. All of the outstanding 1997 Debentures have been redeemed upon issuance of US $11.3 million convertible debentures (see below).

On February 21, 1994, the Company issued 1,222,465 Shares due to the exercise of 1,071,400 special warrants by which the Company raised $14,999,600 before commissions of $899,976.

In September, 1995, the Company issued and sold by way of private placement 21,500 preferred shares (the "Preferred Shares") at a deemed price of US $100 per Preferred Share in an amount totaling US $2,150,000. A fee of US $215,000 was paid to an unaffiliated third party for placement of the Preferred Shares.

The Preferred Shares, valued for purposes of conversion at US $100.00 per Preferred Share, were convertible into Shares at a price per Share equal to the lower of (i) the product of .70 multiplied by the "Average Stock Price before Notice" per Share and (ii) the product of .70 multiplied by the "Average Stock Price before Subscription" per Share, subject to certain adjustments. "Average Stock Price before Notice" and "Average Stock Price before Subscription" mean the average daily closing bid prices for Shares for the period of five (5) consecutive trading days, respectively, immediately preceding the date of the notice of conversion of the Shares and immediately preceding the date of subscription for the Shares.

During the period of November, 1995 through January, 1996 all of the outstanding Preferred Shares were converted into a total of 2,799,542 Shares. The Shares issued on conversion of the Preferred Shares are subject to resale restrictions under applicable securities laws.

On April 4, 1996, the Company issued and sold by way of private placement US $1,000 unsecured, non-transferable debentures (the "Fourth Series Convertible Debentures") in the aggregate principal amount of US $11,300,000. The Fourth Series Convertible Debentures (i) mature on April 4, 1998; (ii) bear interest at the rate of 11.5% per annum payable quarterly; (iii) are redeemable and purchasable by the Company at any time at par plus accrued and unpaid interest; and (iv) are convertible into Shares of the Company at the option of the holder thereof or by the Company if certain conditions are met. The Fourth Series Convertible Debentures were issued pursuant to the Trust Indenture, as amended by a Fourth Supplemental Indenture dated as of April 4, 1996 (the "Fourth Supplemental Indenture").

The Fourth Series Convertible Debentures are convertible into Shares at the option of the holder at US $2.00 per Share, subject to certain adjustments set forth in the Fourth Supplemental Indenture. The Company had the right to force conversion of the Fourth Series Convertible Debentures at a conversion price of US $2.00 per Share if, at that time, the Shares have traded at a price equal to or greater than 150% of the conversion price for a period of twenty (20) consecutive days.

On May 31, 1996, the Company received US $11.3 million on issuance of debentures bearing interest at 11.5% per annum, repayable on May 31, 1998 and convertible into Shares of the Company at the option of the holder at a price of US $2.00 per Share. Part of the proceeds were used to redeem the 1997 series convertible debentures. The Company also issued 4,235 Shares to the debenture holders as an inducement fee and 541,666 common shares to a third party as a finders fee. During 1997, US $750,000 in convertible debentures were converted for 375,000 Shares.
As part of a US $4,000,000 offering of convertible debentures (subsequently closed in March 1998 at US $850,000), the Company received US $500,000 between November 20, 1997 and February 28, 1998. The debentures bear interest at 9% per annum, are repayable on or before the date which is nine months after the offering is completed and were convertible into Shares of the Company at a rate of US $.10 per Share at any time after March 12, 1998. Subsequent to year end, the Company received a further US $50,00 and the offering was closed. All the debenture holders exchanged their debentures, and 8,500,000 Shares have been issued. There was no interest paid or accrued on these debentures.

The Company issued a US $105,000 promissory note in conjunction with an acquisition of assets for the Call Center. The note was non-interest bearing, secured by the assets purchased, repayable on December 31, 1998 or convertible into Shares at a rate of US $1.0 per share on December 31, 1998. The holder of the note exchanged the full principal and interest amount of the note into Shares.

CURRENT FINANCINGS

In January 1999, the Company commenced an offering of up to US $4,000,000 of convertible debentures. By May 15, 1999, the Company had received $725,000 in subscriptions. The debentures bear interest at 9% per annum, are repayable on or before a date to be determined to be twelve months after the offering is completed and are convertible into Shares at a rate of US$0.10 per Share at any time after the close of the offerings.

ITEM 10        DIRECTORS AND OFFICERS

The following table sets forth the names, municipalities of residence and principal occupations of the directors and officers of the Company.


Name, Office Held,       Principal                                         Director                  Share Ownership As of
Place of Residence       Occupation                                        Since                         May 1, 1992 (2)
--------------------    ----------------------------------------------   ------------------          -------------------------
Dennis Sinclair,         Director and President of the Company since       December 6, 1996                 4,250,000
President, CEO and       December 6, 1996.  Senior Equity analyst for
Director                 for H.J. Meyers & Company, Inc. from 8/95-
Chicago, Illinois        12/96; Investment Banker for Newport West
                         Securities from 1/94 - 8/95; Vice President
                         of Business Development for Validyne
                         Engineering from 8/93-10/94; Consultant with
                         Dennis Sinclair & Associates from 1988-1993

Raymond Mol,             Director and COO of Company since 11/96.          November 1996                      700,000
Director                 Promoter of Call Director Enterprises from
Surrey, BC               1/96-10/96.  Founding Partner, CFO and Director
                         of Lifestart Learning Systems from 6/93-8/95.

Mel Baille,              Principal in Baille and Associates Consulting     November 1996                       450,000
Director                 from 12/96-present.  VP of Marketing and Sales
West Vancouver,          Westel Telecommunications from 12/95-12/96. VP
BC                       Sales Western Canada, Unitel Communications Inc.
                         from 1991-1995.




Name, Office Held,       Principal                                         Director                  Share Ownership As of
Place of Residence       Occupation                                          Since                       May 1, 1992 (2)
--------------------    ----------------------------------------------   ------------------          -------------------------

Cary Berman (1)          Secretary and VP Corporate Development for the        N/A                            1,150,000
Secretary and VP         Company since May 1997.  Owner of Lube at Work
Corporate Development    from January 1995 to May 1997.  Health Care
Chicago, IL              Consultant for Blue Cross and Blue Shield in
                         1994.

(1)  Mr. Sinclair is married to Mr. Berman's mother.

(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to the common shares beneficially owned by them.

ITEM 11        COMPENSATION OF DIRECTORS AND OFFICERS
(All numbers in Canadian dollars unless otherwise noted)

The following table sets forth remuneration received by each of the Company's officers and directors in the fiscal years ended February 28, 1999 and February 28, 1998:


SUMMARY  COMPENSATION  TABLE



                                                                  Long Term         Pay-
                                  Annual Compensation          Compensation(1)      outs
                              ---------------------------- ----------------------- -------

                                                              Securities
                                                     Other       Under    Restricted
                                                    Annual     Options/    Shares or    LTIP    All Other
 Name and Principal                                 Compen-      SAR's    Restricted    Pay-     Compen-
      Position         Year     Salary    Bonus    sation(2)    Granted   Share Units   outs     sation
--------------------  -------  --------- -------- ----------- ----------- ----------- -------- -----------

Dr. Dennis Sinclair     1999    $210,000    N/A       N/A          Nil         N/A         N/A      Nil
President,              1998    $210,000    N/A       N/A          Nil         N/A         N/A      $425,000(3)
CEO and Director
--------------------  -------  --------- -------- ----------- ----------- ----------- -------- -----------

Cary Berman            1999     $75,000    N/A        N/A          Nil         N/A         N/A      $ 93,500(4)
Corporate Secretary    1998     $75,000    N/A        N/A          Nil         N/A         N/A      $  6,000(4)
and VP Corporate
Dev.
--------------------  -------  --------- -------- ----------- ----------- ----------- -------- -----------

Raymond Mol(5)         1999      N/A       N/A       N/A          Nil         N/A         N/A      N/A
Director Former COO    1998     $30,000    N/A       N/A          Nil         N/A         N/A      $  32,000(6)



Mel Baillie            1999      N/A       N/A       N/A          Nil         N/A         N/A      N/A
Director               1998      N/A       N/A       N/A          Nil         N/A         N/A      $10,000(7)

--------------------  -------  --------- -------- ----------- ----------- ----------- -------- -----------

(1) The Corporation has not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the named officers and directors during the fiscal years indicated.
(2) The value of perquisites and other personal benefits, securities and property for the named officers and directors that do not exceed the less of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.
(3) Dr. Dennis Sinclair received 2,500,000 common shares valued at $425,000 as part of his compensation as President CEO and director for the period ended February 28, 1998.

(4) Cary Berman received 150,000 common shares valued at $6,000 as part of his compensation as Vice-President, CFO and Corporate Secretary for the period ended February 28, 1998 and 900,000 common shares valued at $93,000 for the period ended February 28, 1999.
(5)  Mr. Mol resigned as COO on June 30, 1997.
(6) Mr. Mol received 800,000 common shares valued at $32,000 as part of his compensation as COO and director.
(7) Mr. Baillie received 200,000 common shares valued at $10,000 as part of his compensation as director.


Option Grants During the Most Recently Completed Financial Year

There are no options or grants issued for the period ended February 28, 1999.

Aggregated Option Exercises During Most Recently Completed Year and Financial Year-End Option Values

There are no outstanding grants or options as of the year ended February 28, 1999.

Option Repricings


During the fiscal year ended February 28, 1999, there were no options that were repriced.


TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

As a term of the employment contracts between the Company and each of Dr. Dennis Sinclair, Michael Gilley and Raymond Mol, each of these members of management were entitled to receive in addition to their normal compensation, a fixed percentage of the gross revenue generated by any significant transaction in relation to the Company and its subsidiaries. Certain agreements and prior transactions have created an entitlement for those three (3) employees of $280,000, which entitlement was disclosed to and approved by creditors and the Court in the CCAA Proceeding. The obligations to these employees were met by the Company under the CCAA Proceeding.

As a cost-saving measure, Messrs. Gilley and Mol resigned from the Company effective July 22, 1997 and June 30, 1997, respectively, and agreed to continue to provide services to the Company pursuant to consultant agreements. Both of the consultant agreements have since expired. Dr. Dennis Sinclair and Cary Berman continue as employees of the Company under employment agreements. The monthly compensation received by each employee (or the consulting company) is as follows:

        Dr. Dennis Sinclair         $17,500
        Cary Berman                 $ 7,500

The employment agreements with each of Dr. Dennis Sinclair and Mr. Cary Berman provide that in the event that the board of directors directs Dr. Sinclair or Mr. Berman to negotiate the terms of a transfer, sale, merger, takeover, acquisition, reorganization or consolidation of the Company (or all or substantially all of the assets of the Company or the Company's shares) (each, a "Transaction"), then Dr. Sinclair or Mr. Berman, as the case may be, is to receive a bonus of 1.5% of the monetary value of such Transaction, upon approval of the Transaction by the Board of Directors of the Company. The bonus is to be paid in common shares based on the then average trading price immediately prior to the announcement of such Transaction.

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

COMPOSITION OF AUDIT COMMITTEE

The Board of Directors maintains an Audit Committee. The Audit Committee is composed of Messrs. Sinclair and Mol. The function of the Audit Committee is to review and approve the scope of audit procedures employed by the Company's independent auditors, to review the results of the auditor's examination, the scope of audits, the auditor's opinions on the adequacy of internal controls and quality of financial reporting, and the Company's accounting and reporting principles, policies and practices, as well as the Company's accounting, financial and operating controls. The Audit Committee also reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Company's executive  compensation  program is designed to provide incentives for the enhancement of shareholder value, the successful implementation of the Company's business plans and improvements in personal performance. The total compensation program is comprised of two components: base salary and long term incentive by way of stock. An executive's base salary is determined by an assessment of his or her performance and consideration of competitive compensation levels for comparable public companies In order to link the interests of the executives with the interests of the shareholders and to encourage the executives to promote the long term interests of the Company and its shareholders, the Company issues fully paid and non-assessable common shares as a portion of their compensation. The granting of shares must be approved by the Company's Board of Directors. The Board of Directors places relatively greater emphasis on the long term incentive component of an executive's total compensation package

President and CEO's Compensation

Dr. Dennis Sinclair has been granted a level of compensation appropriate with his past experience and performance with the Company. Included in this valuation is Dr. Sinclair's success in taking the Company though the CCAA process and its relisting on the NASD exchange. During the fiscal year ended February 28, 1999, Dr. Sinclair was paid US$210,000 per year plus 2,500,000 shares of common stock. As of May 1, 1999, Dr. Sinclair will receive a increase in base salary US$80,000 per year plus 1,500,000 shares of common stock.


ITEM 12        OPTIONS TO PURCHASE SECURITIES

There were no outstanding options granted to officers or directors of the Company as at February 28, 1999. As part of the CCAA Proceeding, the Company has issued 13,000,000 warrants to former creditors. Each warrant entitles the holder thereof the acquire one Share without further consideration. The warrants expire two years after issuance. As at February 28, 1999, 8,183,337 Shares have been issued to creditors pursuant to the exercise of such warrants.

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

Dr. Dennis Sinclair, the President, Chief Executive Officer and a director of the Company is a principal and the sole shareholder of Concept 10 Incorporated (the "Agent"), who is acting as the Agent with respect to an offering by the Company of up to $4,000,000 of convertible notes (the "Offering"). In exchange for acting as the Agent for the Offering, Concept 10 Incorporated will receive a cash commission equal to seven and one-half percent (7.5%) of the gross proceeds received from the Offering.

See  ITEM  11 -  Termination  of  Employment,  Change  in  Responsibilities  and
Employment   Contracts  with  respect  to  terms  of  the  insiders   employment
agreements.


PART II

ITEM 14        DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable

PART III

ITEM 15        DEFAULTS UPON SENIOR SECURITIES

The Company defaulted in the payment of principal and interest on all of its debenture obligations, which was one of the reasons the Company sought protection from its creditors under the CCAA Proceeding. Under the Plan of Reorganization the debenture holders will receive between CDN$.10 and CDN$.25 on the dollar and as detailed in the Summary of the Reorganization Plan in Exhibit 1.1.

ITEM 16 CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES Not applicable.


PART IV

ITEM 17        FINANCIAL STATEMENTS

Not applicable. See ITEM 18 - Financial Statements.


ITEM 18        FINANCIAL STATEMENTS
(All numbers are Canadian Dollars unless otherwise noted)

Consolidated Balance Sheets of the Company as of February 28, 1999, February 28, 1998, and February 28, 1997, together with the Consolidated Statements of Operations and Deficit, and Changes in Financial Position and Consolidated Schedules of Operating Expenses and Administrative Expenses for the years ended February 28, 1999, February 28, 1998 and February 28, 1997 reported on by KPMG Peat Marwick Thorne Chartered Accountants.

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

Audited Consolidated Financials - Fiscal Year Ending February 28, 1999

                                         SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

 Dated: May 28, 1999                          SUNCOM Telecommunications, Inc.

                                               By:/s/ Dr. DENNIS SINCLAIR
                                                  ----------------------------
                                                      Dr. Dennis Sinclair
                                                      Chief Executive Officer

               Auditors Report to the Shareholders                      63

               Balance Sheet                                            65

               Statements of Operations and Deficit                     66

               Statement of Changes in Financial Position               67

               Notes to Financial Statements                            68

               Schedule of Administrative Expenses                      81

                      Consolidated Financial Statements of


                         SUNCOM TELECOMMUNICATIONS INC.
                         (Expressed in Canadian dollars)





                  Years ended February 28, 1999, 1998 and 1997

Auditors' Report to the Shareholders



We have audited the consolidated balance sheets of Suncom Telecommunications Inc. as at February 28, 1999 and 1998 and the consolidated statements of operations and deficit and changes in financial position for the years ended February 28, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 1999 and 1998 and the results of its operations and the changes in its financial position for the years ended February 28, 1999, 1998 and 1997 in accordance with generally accepted accounting principles in Canada.

Significant differences between Canadian and United States generally accepted accounting principles are quantified and explained in note 12 to the financial statements.


"KPMG"

Chartered Accountants

Vancouver, Canada

March 10, 1999

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 10, 1999, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


"KPMG"


Chartered Accountants

Vancouver, Canada

March 10, 1999

  SUNCOM TELECOMMUNICATIONS INC.
  Consolidated Balance Sheets
  (Expressed in Canadian dollars)

  As at February 28, 1999 and 1998

                                                                1999              1998
--------------------------------------------------------- ----------------- -----------------


  Assets

  Current assets:
    Cash and cash equivalents                              $      114,402     $    1,064,908
    Accounts receivable (note 14)                                  45,095             25,282
    Prepaid expenses and advances (note 6)                         21,756             15,357
                                                            ------------         ----------
                                                                  181,253          1,105,547


Investment (note 7)                                                     1                  -

Capital assets (note 8)                                           147,678            157,957

Restricted cash held in trust (note 3)                          1,519,656          2,291,662
Less trust accounts payable and accrued liabilities             1,519,656          2,374,315
                                                                        -            (82,653)
                                                            -------------         ----------
                                                            $     328,932     $    1,180,851
                                                            =============          =========

Liabilities and Deficiency in Assets


Current liabilities:
    Accounts payable and accrued liabilities               $      261,258     $      147,599
    Current portion of long-term debt                             412,020            150,150
                                                            -------------           --------
                                                                  673,278            297,749


Employee obligations (note 10(c))                                       -            434,000

Long-term debt (note 9)                                                 -            722,932

Shareholders' deficiency in assets:
    Share capital (note 10)                                    12,176,977          9,818,356
    Deficit                                                   (12,521,323)       (10,092,186)
                                                            --------------       ------------
                                                                 (344,346)          (273,830)


Future operations (note 1)
Contingencies (notes 3, 4, 5 and 13)
                                                           $      328,932     $    1,180,851
                                                            =============      ==============

  See accompanying notes to consolidated financial statements.

  On behalf of the Board:

  "Dennis Sinclair                     "Raymond Mol"
---------------------                  --------------
   Director                              Director

  SUNCOM TELECOMMUNICATIONS INC.
  Consolidated Statements of Operations and Deficit
  (Expressed in Canadian dollars)

                                                     Years ended February 28,
                                                1999             1998            1997
--------------------------------------------- ---------------- --------------- ----------------

  Revenue                                      $   265,715      $    1,274,385   $   38,328,435

  Costs and expenses:
    Direct costs                                         -             814,465        34,036,369
      Selling, general and administrative
      expenses (schedule)                        2,524,748           3,047,122        17,279,989
    Depreciation and amortization                   28,457               7,167         9,325,803
                                               -----------       -------------   ---------------
                                                 2,553,205           3,868,754        60,642,161
                                               -----------       -------------   ---------------


Loss before other income (expense)               2,287,490           2,594,369        22,313,726

Other income (expense):
    Foreign exchange gains (losses)                 65,542               6,143          (261,167)
    Miscellaneous                                   85,076             126,818           173,921
    Loss on sale of capital assets                  (8,766)                  -                -
    Write-down of investment (note 7)             (283,499)                  -                -
    Gain on forgiveness of debt (note 3)                 -          25,672,726                -
    Gain on sale of CNC and CNT (note 5)                 -           3,010,000                -
    Income tax interest and penalties                    -            (125,021)               -
    Loss on settlement of lawsuit                        -          (1,560,420)               -
      Loss on settlement of class action lawsuit         -                   -       (3,312,000)
    Write-down of assets held for resale (note 4)        -                   -      (15,207,861)
    Gain on sale of subsidiaries                         -                   -          663,783
    Lawsuit expenses                                     -                   -         (441,198)
                                            --------------     ---------------   ---------------
                                                 (141,647)          27,130,246       (18,384,522)

Net income (loss) for the year                 (2,429,137)          24,535,877       (40,698,248)

Deficit, beginning of year                    (10,092,186)         (34,628,063)     (111,464,815)

  Reduction of common share stated capital
  (note-10(d))                                          -                    -       117,535,000

Deficit, end of year                         $(12,521,323)      $  (10,092,186)    $ (34,628,063)
                                            --------------       --------------    --------------

Net income (loss)  per common share
 (note 2(f)                                  $      (0.04)      $         0.50      $      (0.99)
                                             =============     ================    ==============

See accompanying notes to consolidated financial statements.



                         SUNCOM TELECOMMUNICATIONS INC.
            Consolidated Statements of Changes in Financial Position
                         (Expressed in Canadian dollars)


                                                      Years ended February 28,

                                                     1999            1998           1997
---------------------------------------------- --------------- -------------- ------------------

  Cash provided by (used in):

  Operations:
    Net income (loss) for the year               $  (2,429,137) $   24,535,877  $  (40,698,248)
    Items not involving cash:
         Write-down of investment                      283,499               -               -
         Depreciation and amortization                  28,457           7,167       9,325,803
         Loss on sale of capital assets                  8,766               -               -
        Gain on forgiveness of debt                          -     (25,672,726)              -
        Loss on settlement of TeleHub lawsuit                -       1,560,420               -
         Gain on sale of CNC and CNT                         -      (3,010,000)              -
         Amortization of deferred foreign exchange
          loss                                               -               -         261,167
         Gain on sale of ITI and BTC                         -               -        (663,783)
         Write-down of assets held for resale                -               -       15,207,861
    Change in non-cash operating working capital:
        Accounts receivable                            (19,813)        (25,282)       4,780,681
        Prepaid expenses and advances                   (6,399)      1,263,668       (1,756,083)
        Accounts payable and accrued liabilities       113,659      (2,901,724)      (6,824,661)
        Unearned revenue and tenant inducements              -               -         (230,115)
                                                  -------------    ------------   --------------
                                                    (2,020,968)     (4,242,600)     (20,597,378)

Financing:
      Issuance of common shares                      2,358,621         527,910       28,102,576
      2000 convertible debentures issued               412,020               -               -
      1999 convertible debentures issued               499,000         722,932               -
      1999 convertible debentures repaid            (1,221,932)              -               -
      Notes issued (repaid)                           (150,150)        150,150               -
      Employee obligations                            (434,000)        434,000               -
      Shares to be issued                                    -      (4,010,468)     (3,692,790)
      1998 series convertible debentures issued              -               -      15,512,330
      1998 series convertible debentures repaid              -               -      (6,933,000)
      1998 series convertible debentures converted           -               -      (1,021,905)
      Demand loans repaid                                    -               -      (5,814,363)
      Bank indebtedness of U.S. subsidiaries at
       disposal date                                         -               -       1,758,355
      Capital lease payments                                 -               -      (1,134,285)
      Interest portion of lease payments                     -               -          362,141
                                                  ------------     ------------  --------------
                                                     1,463,559      (2,175,476)     27,139,059
Investments:
      Investment                                      (283,500)              -               -
    Acquisition of capital assets                      (26,944)       (165,124)        (68,425)
    Restricted cash held in trust                      (82,653)     (2,291,662)              -
    Proceeds on sale of subsidiaries                         -       3,010,000               -
    Proceeds on sale of assets                               -       6,750,000               -
    Deferred financing costs                                 -               -      (6,290,306)
    Licence and acquired customer base                       -               -         (41,030)
                                                  ------------     ------------   -------------
                                                      (393,097)      7,303,214       (6,399,761)
                                                  ------------     ------------   -------------

Increase (decrease) in cash and cash equivalents      (950,506)        885,138          141,920

Cash and cash equivalents, beginning of year         1,064,908         179,770           37,850
                                                  ------------    ------------   --------------
Cash and cash equivalents, end of year            $    114,402     $ 1,064,908    $     179,770
                                                  ============    ============    ==============

See accompanying notes to consolidated financial statements.

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997






    1.                                     Future operations:

    These consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company incurred a net loss for the year ended February 28, 1999 in the amount of $2,363,681 and has a working capital deficiency of $416,569 at February 28, 1999. The application of the going concern concept and the Company's ability to recover its investment and capital assets are dependent on the Company's ability to raise additional capital through the issuance of shares, on its ability to obtain debt financing and on its ability to acquire additional profitable operating call centers. Management believes the Company will raise additional capital through the issuance of shares and convertible debentures to meet its obligations as they become payable and to acquire additional operating assets.



    2. Significant accounting policies:

        (a)    Basis of presentation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in note 12, these principles do not differ materially from accounting principles generally accepted in the United States.

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


Canadian subsidiaries                                   United States subsidiaries
-----------------------------------------              ------------------------------------

Cam-Net Communications Inc. ("CNC") **                 Cam-Net Inc.

Cam-Net Telecommunications Inc. ("CNT")**              Cam-Net Holdings Inc.

Canadian-American Communications Inc.                  Cam-Net Systems Inc.

Canadian Northstar Transmission Systems Ltd.           Northstar Transmission Systems Inc.

Preferred Telemanagement Inc. ("PTI")                  Northstar Telesolutions Inc.

Direct Advantage Inc.



** Both of these Canadian subsidiaries were sold on April 30, 1997 (note 5). The results of operations to the sale date are included in these consolidated financial statements.

        (b) Cash and cash equivalents:

        Cash and cash equivalents includes short-term instruments which, on acquisition, have a remaining term to maturity of three months or less.

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 2
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997

    2.     Significant accounting policies (continued):

        (c)    Capital assets:

        Capital assets are recorded at cost. Depreciation is recorded using the straight-line method over the following estimated useful lives:


                Office equipment                  5 years


No depreciation is recorded on capital assets not yet put in use.

        (d)    Revenue recognition:

        The Company recognizes revenue from its call center based on monthly per customer charges for standard services.

        (e)    Foreign exchange:

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

        (f) Net income (loss) per common share:

        Basic net income (loss) per common share is computed based on the weighted average number of common shares outstanding during the year, which were are follows:


               1999                            65,748,339
               1998                            48,619,799
               1997                            41,084,545
Fully diluted earnings per share for 1998 is $0.40. Fully diluted earnings per share has not been presented for 1999 and 1997 as this would have the effect of reducing the loss per share.

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 3
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997

    2.     Significant accounting policies (continued):

       (g) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In these consolidated financial statements, significant areas requiring the use of management estimates relate to the determination of the recoverability of accounts receivable and capital assets and the related income statement amounts for bad debt expense and depreciation and amortization. Actual results could differ from those estimates.

        (h)    Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, advances and accounts payable and accrued liabilities approximates their carrying values due to the short term nature of these amounts. The fair value of the Company's long-term debt which includes debentures and notes payable, approximates its carrying value as these instruments have been recently issued at market interest rates.


    3. Reorganization plan:

On January 14, 1997, the Company and its Canadian subsidiaries filed for and received protection under the Company Creditors' Arrangements Act ("CCAA"). On July 4, 1997, the Company submitted a Reorganization Plan (the "Plan") to its secured and unsecured creditors. Secured and unsecured creditors approved the Plan on August 8, 1997. Details of the Plan are as follows:

     $6,550,772  of the  $6,750,000  received on the asset sale as  disclosed in note 4 and approximately $3,070,000 received on the sale of the Company's subsidiaries CNC and CNT as disclosed in note 5 were paid into a trust account. $1,000,000 of the $6,550,772 received on the sale of assets represents a conditional payment; ; Secured creditors with outstanding claims of approximately $5,400,000 were paid $3,222,724 in cash, issued 1,000,000 shares (note 10(b)) and were issued a share purchase warrant to acquire 1,000,000 shares in the Company at $1 per share. In addition, the Company agreed with one secured creditor on a further $500,000 as an outstanding claim which will only be settled from contingent consideration which may be earned on the sale of CNC and CNT (note 5);

     Crown claims, which consist primarily of income, sales or capital taxes, were to be settled outside the Plan and approximately $580,000 of the proceeds paid into the trust account was segregated to pay for potential Crown claims. To February 28, 1999, $196,533 have been paid for Crown claims;

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 4
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997


    3.     Reorganization plan (continued):

          $200,000 of the proceeds paid into the trust account was segregated to pay for creditor claims after the Company and its Canadian subsidiaries entered CCAA protection. Subsequent to the approval of the Plan, a further $150,000 was approved by the courts to pay for additional post CCAA claims. To February 28, 1999, $349,979 in post CCAA claims have been paid;

          $280,000 of the proceeds paid into the trust account was segregated to pay for employee and consulting commissions relating to the assets sale as disclosed in note 4 and the sale of CNC and CNT as disclosed in note 5. At February 28, 1999, all commissions have been paid and the amount paid was $280,715;

          $300,000 of the proceeds paid into the trust account was segregated to pay for legal, monitor and audit costs and $35,000 for employee severance. Subsequent to the approval of the Plan, approximately $352,000 has been approved by the courts as additional payments for legal and monitor expenses. To February 28, 1999, $652,220 had been paid for legal, monitor and audit costs and $32,925 for employee severance;

          $300,000 of the proceeds paid into the trust account was paid to the Company for working capital purposes on the condition that the $300,000 is repayable to the trust account out of any further recoveries from outstanding litigation and thus may be available to unsecured creditors to the extent of future recoveries. During 1998 and 1999, $317,500 was repaid to the trust account from recoveries from litigation; and

          Unsecured creditors with outstanding claims of approximately $31,000,000 were to share in the funds remaining in the trust account based on a formula which allocated a portion of the remaining funds to the Company's creditors and a portion to the Company's subsidiaries' creditors. To February 28, 1999, unsecured creditor claims aggregating $3,184,150 have been paid. In addition, 13,000,000 shares were to be issued to the unsecured creditors based on the same formula used to allocate the remaining cash in the trust account (note 10(c)).

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 5
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997




    3.     Reorganization plan (continued):

    Actual receipts and expenditures of the trust account from the date of inception to February 28, 1999 and 1998 are as follows:


                                                        1999                   1998
---------------------------------------------- ---------------------- --------------------

Receipts:
    Proceeds from sale of assets                      $           -       $  6,550,772
    Proceeds from the sale of CNC and CNT                         -          3,070,000
    Interest revenue                                         57,935             78,565
    Lawsuit recoveries                                      217,500            100,000
    Miscellaneous revenue                                     1,693              2,125

                                                            277,128          9,801,462
                                                     --------------       -------------

Expenditures:
    Secured creditor payments                                    -           3,222,724
    Unsecured creditor payments                            591,372           2,892,778
    Crown claims                                           196,533                   -
    Legal, monitor and audit costs                          72,215             580,005
    Commissions                                                  -             280,715
    Working capital                                              -             300,000
    Post filing claims                                     164,428             185,551
    Severance costs                                              -              32,925
    Other                                                   24,586              15,102
                                                    --------------         ------------
                                                         1,049,134           7,509,800
                                                    --------------         ------------

Restricted cash held in trust                             (772,006)          2,291,662

Restricted cash held in trust, beginning                 2,291,662                   -
                                                    --------------        ------------
Restricted cash held in trust, closing                $  1,519,656        $  2,291,662
                                                    ==============        =============


The remaining restricted cash held in trust, if any, will be distributed to unsecured creditors once the following matters are settled:

     The $1,000,000 conditional payment received on the asset sale (note 4) is currently in dispute. The purchaser is claiming that the conditional payment should be returned to the purchaser. The Company is claiming that the conditional payment should be released and available to settle creditor claims. The outcome of this dispute is currently not determinable; and

     Crown claims for various taxes are currently in negotiation.

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 6
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997



    3.     Reorganization plan (continued):

     During the year ended February 28, 1998, the Company recognized a gain on forgiveness of debt of approximately $25,700,000 representing total secured and unsecured debt of approximately $34,200,000 less the $6,100,000 paid to secured and unsecured creditors from the trust account to date and less a further estimated payment of $2,400,000. To the extent that there is not enough cash in the trust fund to pay the estimated $2,400,000 after settlement of Crown claims and the conditional payment dispute, the difference will represent additional gain on forgiveness of debt which will be recognized at that time. During the year ended February 28, 1999, approximately $900,000 of the $2,400,000 was repaid from the trust fund leaving a balance of approximately $1,500,000 in restricted accounts payable.

    4. Sale of assets:

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

    As at February 28, 1997, the following write-down of assets was required to reflect the difference between the proceeds received subsequent to year end and the net book values of the assets sold:



Proceeds received on April 7, 1997                           $    6,750,000
Less carrying value of assets sold at February 28, 1997:
    Accounts receivable                                            3,947,599
    Prepaid expenses and advances                                      1,790
    Capital assets                                                 8,259,086
    Licence and acquired customer base                             6,087,834
    Deferred costs                                                 3,661,552
                                                             ---------------
                                                                  21,957,861
                                                             ----------------
Write-down recorded at February 28, 1997                     $    15,207,861
                                                             ===============


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

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 7
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997


  5. Disposal of CNC and CNT:

On April 30, 1997, the Company sold the common shares of its wholly-owned subsidiary, CNC, including CNC's wholly-owned subsidiary, CNT, for cash proceeds of $3,070,000. After deducting commissions paid on the sale of $60,000, the Company realized a gain on the sale of $3,010,000. Additional contingent consideration will be receivable to the extent of 15% of CNC's consolidated net income for each fiscal year of CNC commencing 36 months after April 30, 1997. Contingent consideration will be recorded when the amounts are determinable. The first $500,000 of contingent consideration received will be payable to a secured creditor as disclosed in note 3. Any additional amounts will be available to the Company and will not be available for CCAA creditors.

  6. Prepaid expenses and advances:


                                                       1999              1998
                                                  ------------      -----------

Prepaid expenses                                  $    5,049        $    3,442
Deposits                                              16,707            11,915
                                                  ----------       -----------
                                                   $  21,756         $  15,357
                                                  ==========       ===========

    7.     Investment:


    In 1999, the Company commenced negotiations for a license agreement with Internet Presence Coordinators, Inc. ("IPC") (d.b.a. Virtual Sellers.com) whereby the Company would acquire the right to operate the business and use the assets of IPC in return for a royalty of 1% of net revenues and 3,000,000 common shares of the Company if certain pro forma revenue and expense projections are met.

    Under a preliminary agreement which is currently under renegotiations, the Company had committed to raise U.S. $2,000,000 to fund the business, but if the Company did not raise the U.S. $2,000,000, the Company had the option to cancel the license agreement and IPC would have had to repay two times all amounts advanced. To February 28, 1999, $170,000 (CDN. $283,500) has been advanced to IPC to fund the business.

    The Company has written down the amounts advanced to IPC to $1 to reflect the uncertain collectibility of the amounts advanced.

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 8
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997



  8. Capital assets:


                                                                           1999

                                                       Accumulated     Net book
                                         Cost          depreciation      value
                                     ----------      --------------  -----------
Office equipment                     $  179,839       $  32,161       $  147,678


                                                                           1998

                                                        Accumulated     Net book
                                         Cost           depreciation     value
                                     ----------      --------------  -----------

Office equipment                     $  165,124       $   7,167       $  157,957




    On December 11, 1997, the Company acquired office equipment, billing center customer contracts and certain licenses relating to a call center operating in Indianapolis for U.S. $105,000. The purchase price has been allocated to office equipment in the amount of CDN. $150,150.



    9. Long-term debt:


                                                   1999            1998

2000 series convertible debentures             $  412,020      $        -

1999 series convertible debentures                      -         722,932

Note payable                                            -         150,150
                                               ----------      ----------
                                                  412,020         873,082
Less current portion                              412,020         150,150
                                               ----------      ----------
                                               $        -      $  722,932
                                               ==========      ==========



2000 series convertible debentures:

As part of a U.S. $4,000,000 offering of convertible debentures, the Company received U.S. $272,500 (CDN. $412,020) between January 19, 1999 and February 28, 1999. The debentures bear interest at 8% per annum, are repayable on January 15, 2000 and are convertible into common shares of the Company at a rate of U.S. $0.18 per share. The Company has not determined nor separated the liability and equity components of the convertible debentures due to the short-term life of the debenture.

 SUNCOM TELECOMMUNICATIONS INC.
 Notes to Consolidated Financial Statements, page 9
 (Expressed in Canadian dollars)

 Years ended February 28, 1999, 1998 and 1997

 9. Long-term debt (continued):

 1999 series convertible debentures:

As part of a U.S. $4,000,000 (subsequently closed in March 1998 at U.S. $850,000) offering of convertible debentures, the Company received U.S. $500,000 (CDN. $722,932) between November 20, 1997 and February 28, 1998. The debentures bear interest at 9% per annum, are repayable on or before a date to be determined to be nine months after this public offering is completed and are convertible into common shares of the Company at a rate of U.S. $0.10 per share at any time after March 12, 1998. In fiscal 1999, the Company received a further U.S. $250,000 (CDN. $499,000) and the offering was closed. All the debenture holders have subsequently exchanged their debentures for common stock and 8,500,000 shares have been subsequently issued. The Company has not determined nor separated the liability and equity components of the convertible debentures due to the subsequent conversion of all the debentures to common shares.

 Note payable:

The Company issued a U.S. $105,000 (CDN. $150,150) promissory note in conjunction with an acquisition of assets as disclosed in note 8. The note was non-interest bearing, secured by the assets purchased, repayable on December 31, 1998 or convertible into common shares of the Company at a rate of U.S. $0.10 per share on December 31, 1998. The note was converted into common shares on December 31, 1998.


 10. Share capital:

        (a)    Authorized:

         200,000,000 common shares without par value

         150,000,000 class A preference shares without par value

         150,000,000 class B preference shares without par value

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 10
  (Expressed in Canadian dollars)

  Years ended February 28, 1999, 1998 and 1997


    10.    Share capital (continued):

        (b) Issued and outstanding common shares:

                                                                    Number
                                                                  of shares          Amount
                                                                 ------------     -----------

Balance, February 29, 1996                                        25,448,602      $ 98,722,870

Shares issued during the year:
    For cash on the exercise of employee and director options      8,686,018        11,984,886
    For cash on the exercise of warrants                             200,000           274,000
    For settlement of debt                                         6,107,994         9,485,974
    For employees' compensation                                       34,797            34,797
      For inducement fee relating to 1998 series
        convertible debentures                                     4,351,194         4,622,208
      For finders' fee relating to 1998 series
         convertible debentures                                      692,130           750,903
    Conversion of 1998 series convertible debentures                 375,000         1,021,905
    Acquisition of Integrated Telemanagement Inc.                     97,466                 -
    Conversion of preferred shares                                    30,761            35,375
      Less share issue costs                                               -          (107,472)
    Reduction of common share stated capital (note 10(d)                   -      (117,535,000)
                                                                 -----------      ------------
Balance, February 28, 1997                                        46,023,962         9,290,446

Shares issued during the year:
    For settlement of debt                                         1,000,000           28,000
    For employees' and directors' compensation                     5,566,000          316,396
    For services received                                          1,310,811          183,514
                                                                  ----------     ------------
Balance, February 28, 1998                                        53,900,773        9,818,356

Shares issued during the year:
    For employees' and directors' compensation                     5,463,000          977,929
    Conversion of 1999 series convertible debentures               8,500,000        1,221,932
    Exercise of CCAA warrants (note 10(c))                         8,183,337                -
    Conversion of notes payable                                    1,050,000          158,760

Balance, February 28, 1999                                        77,097,110    $  12,176,977
                                                                  ==========       ==========



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

        (c) Commitments to issue common shares:

The Company has committed to issue 13,000,000 shares to former creditors under a reorganization plan as disclosed in note 3. As at February 28, 1999, 8,183,337 shares have been issued to creditors leaving an outstanding commitment to issue 4,816,663 shares.

  SUNCOM TELECOMMUNICATIONS INC.
  Notes to Consolidated Financial Statements, page 11
  (Expressed in Canadian dollars)
  Years ended February 28, 1999, 1998 and 1997



    10.    Share capital (continued):

        (d) Reduction of common share stated capital:

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

    12.   Reconciliation  of  Canadian  to  United  States  generally   accepted
accounting principles ("GAAP"):

    These financial statements are prepared in accordance with Canadian GAAP, which do not differ materially from U.S. GAAP with respect to the accounting policies and disclosures in these financial statements, except as follows:

        (a) Statement of operations, total assets and deficiency in assets:

Under U.S. GAAP, foreign exchange gains and losses deferred under Canadian GAAP would be expensed. In addition, shares to be issued for settlement of debt would be classified as long-term liabilities until the shares are issued.

        The effect of the differences on loss, total assets and deficiency in assets are as follows:

                                                                1999            1998            1997
                                                            -------------- --------------  ---------------

 Net income (loss), as determined in
  accordance with Canadian GAA                              $  (2,429,137)  $  24,535,877   $  (40,698,248)
Deferred foreign exchange loss                                          -               -          261,167
                                                            --------------  --------------  ---------------
 Net income (loss), as determined in accordance
  with U.S. GAAP                                            $  (2,429,137)  $  24,535,877   $  (40,437,081)
                                                            ==============  ==============  ===============

Net income (loss) per share - U.S. GAAP                     $       (0.04)  $        0.50    $       (0.98)
                                                            ==============  ==============   ==============

                                                                 1999             1998
                                                            --------------   --------------

 Total assets, as determined in accordance with
   Canadian GAAP and U.S. GAAP                               $    328,932    $  1,180,851
                                                             =============   ==============

                                                                 1999             1998
                                                              ------------   --------------

Shareholders' deficiency in assets, as determined in
 accordance with Canadian and U.S. GAAP                      $   (344,346)   $   (273,830)
                                                             =============   =============

 SUNCOM TELECOMMUNICATIONS INC.
 Notes to Consolidated Financial Statements, page 12
 (Expressed in Canadian dollars)

 Years ended February 28, 1999, 1998 and 1997


    12.   Reconciliation  of  Canadian  to  United  States  generally   accepted
accounting principles ("GAAP") (continued):

        (b) Statement of changes in financial position:

        Under U.S. GAAP, the statement of changes in financial position is presented as a statement of cash flows.

        Under a cash flow presentation non-cash transactions would not be shown in the statement but would be disclosed separately in a note to the financial statements.

        In respect of these financial statements, the Company had the following material non-cash transactions:


                                           1999           1998           1997
                                        ------------   ----------   -----------
Issuance of shares for:
    Employee and director compensation  $   977,929    $  316,396   $     34,797
      Conversion of debentures and
       notes payable                      1,380,692             -      1,057,640
    Settlement of debt                            -        28,000      9,485,974
    Inducement fee                                -             -      4,622,208
    Finders' fee                                  -             -        750,903
    Services received                             -       183,514              -
                                        -----------   -------------- -----------
                                       $  2,358,621    $  527,910    $15,951,522

The above amounts would be subtracted from the related balances in the Canadian GAAP statements of changes in financial position for funds provided by and used in financing activities with corresponding reductions in the related balance for funds used in investing activities, with the exception of the settlement of debt and employee compensation transactions, which would affect funds used for operations. Under U.S. GAAP, interest and income taxes paid would be disclosed supplementally to the cash flow statement. Interest of $19,976 (1998 - $nil; 1997 - $1,991,870) was paid in the year. No income taxes were paid in the years presented.

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

 SUNCOM TELECOMMUNICATIONS INC.
 Notes to Consolidated Financial Statements, page 13
 (Expressed in Canadian dollars)

 Years ended February 28, 1999, 1998 and 1997


    12.   Reconciliation  of  Canadian  to  United  States  generally   accepted
accounting principles ("GAAP") (continued):

        (d) Income statement classification:

     Under U.S. GAAP, no subtotals would be presented in the consolidated statements of operations immediately after costs and expenses. All items disclosed as other income (expense) except for the gain on settlement of debt would be included in income from operations. The gain on settlement of debt in 1998 would be disclosed as an extraordinary item.

    13. Uncertainty due to the Year 2000 Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effect of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.


    14. Related party transactions:

Included in accounts receivable is $26,136 due from Concept 10 Inc., a wholly-owned subsidiary of the Company's President and Director.

SUNCOM TELECOMMUNICATIONS INC.
Consolidated Schedule of Selling, general and Administrative Expenses (Expressed in Canadian dollars)


                                                    Years ended February 28,

                                                   1999           1998              1997
                                              -------------- --------------     --------------

Wages and benefits                            $  1,031,776     $  1,230,890     $    5,983,043
Marketing and advertising                          357,350           13,501            690,602
Accounting and legal                               320,806          664,453          1,069,798
Office and sundry                                  191,591          532,097            447,128
Rent, utilities and property taxes                 148,706           69,062            726,582
Travel and promotion                               142,352          106,319            396,780
Insurance                                           98,988          210,943            261,193
Consulting fees                                     63,519          176,721            664,734
Telephone                                           49,750           18,021            512,651
Bad debts                                           34,557                -          1,368,702
Bank charges and interest                           22,510            1,779            144,758
Printing                                            19,023            1,982            148,217
Billing system fees                                 17,738            1,311                  -
Automobile                                          16,297            4,063             63,297
Equipment rental                                     7,875            3,346             54,924
Subscriptions and dues                               1,088                -             18,339
Licences, taxes and dues                               530                -            246,850
Commissions                                            292           12,461            251,087
Professional development                                 -              173             21,760
Credit service                                           -                -             55,261
Debenture and demand loan interest                       -                -          1,991,870
Financing charges                                        -                -          1,910,532
Listing and filing fees                                  -                -             55,410
Repairs and maintenance                                  -                -            177,805
Transfer agent                                           -                -             18,666
                                               ------------     ------------     -------------

                                               $  2,524,748    $  3,047,122     $   17,279,989
                                               ============     ============     =============
